# Updated Galore Creek Mineral Resources, Northwestern British Columbia



**Prepared for**

**NovaGold Resources Inc.**

**Prepared by**
**Michael J. Lechner, RPG #37753**

Resource Modeling Incorporated
1960 West Muirhead Loop
Tucson, AZ 85737

September 7, 2006

# Table of Contents

**List of Figures** ................................................................................................................ **Page**

**List of Tables** ................................................................................................................... **Page**

## 1.0    SUMMARY

Resource Modeling Incorporated (RMI) was asked by NovaGold Resources Inc. (NovaGold) to help them prepare an updated Technical Report that meets the guidelines as outlined by Canadian National Instrument 43-101 for their Galore Creek property, an alkaline porphyry-style copper-gold-silver deposit, which is located in northwestern British Columbia.   RMI was asked to review sampling procedures, to examine quality assurance/quality control (QA/QC) practices/results, and to review NovaGold's updated estimated of Mineral Resources.  In addition to those reviews, the author performed a site visit in October of 2005 for the purpose of observing drilling and sampling procedures and to examine drill core from the various deposits.

The Galore Creek property is located within the historic Stikine Gold Belt of northwestern British Columbia, approximately 1,030 kilometres northwest of Vancouver, British Columbia and 90 kilometres northeast of Wrangell, Alaska at latitude 57.13°N; longitude 131.47°W.  Current access to the property is by helicopter.

In August 2003, SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement to acquire a 100% interest in the Galore Creek property from Stikine Copper Limited, a company owned by QIT-FER et Titane Inc. and Hudson Bay Mining and Smelting Co. Limited.  The Galore Creek property consisted of 292 two-post claims, of which 39 were fractions, all held in the name of Stikine Copper Limited.

In 2004 SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement with Eagle Plains Resources Ltd. giving NovaGold the exclusive right to earn up to an 80% interest in the Copper Canyon Property comprised of 4 located claims. NovaGold also purchased 11 two-post claims from Silver Standard Resources Inc. and Teck-Cominco Limited.  These claims were later transferred to Eagle Plains Resources Ltd.

In March 2004 NovaGold entered into an option agreement with Pioneer Metals Corporation giving NovaGold the exclusive right to earn up to a 60% interest in the Grace Property comprised of 5 located claims.  In October 2005, NovaGold received a writ of summons from Pioneer Metals Corporation to rescind the Grace option agreement.

In 2005, NovaGold reviewed the status of all Galore Creek property mineral claims and recommended that legacy claims be converted to cell claims as allowed by the amended BC Mineral Tenure Act. The legacy claim conversion would consolidate the project holdings, eliminate any internal claim gaps, secure tenure ownership and reduce legal surveying costs for mining lease application. All parties agreed to this conversion and signed the Galore Creek Legacy Claim Cell Conversion Agreement dated June 30, 2005.

Between July 6–11, 2005, NovaGold converted the Galore claims with the exception of claims located adjacent to third party cell claims. These claims were not converted, since a portion of their held area would be surrendered to the adjacent cell claim holder on conversion. The option agreement land schedules were revised and in early 2006 were presented to Stikine Copper Limited, Eagle Plains, Bernard Kreft and Pioneer Metals for approval.

Since 2003 NovaGold has conducted a series of diamond drilling campaigns to further define and delineate the known mineralized zones within the Galore Creek area. An updated resource model was constructed by NovaGold personnel using all data that were available through the 2005 season. Various geologic models were constructed for each mineralized zone to constrain the estimate of block grades. These geologic domains consisted of either grade envelopes and/or lithologic units specific to each area. Copper, gold, and silver block grades were estimated into 25m by 25m by 15m high blocks using 5-metre-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated, and Inferred Mineral Resource categories using the number of data and distance to data method.

Based on the 2005 updated resource model, the Galore Creek deposit contains about 749 million tonnes of Measured and Indicated Mineral Resources at a 0.25% copper equivalent cut-off grade grading 0.52% copper, 0.30 g/t gold, and 4.9 g/t silver. The Measured, Indicated, and Inferred Mineral Resources are summarized in Table 1-1.

### Table 1-1:  Summary of Mineral Resources – 0.25% CuEq Cutoff

| Resource Category | Tonnes (millions) | Cu (%) | Au (g/t) | Ag (g/t) | CuEq (%) | Cu Pounds (billions) | Au Ounces (millions) | Ag Ounces (millions) |
|---|---|---|---|---|---|---|---|---|
| Measured | 263.6 | 0.62 | 0.35 | 5.9 | 0.81 | 3.6 | 3.0 | 50.0 |
| Indicated | 485.3 | 0.46 | 0.28 | 4.3 | 0.63 | 4.9 | 4.4 | 67.1 |
| Measured + Indicated | 748.9 | 0.52 | 0.30 | 4.9 | 0.69 | 8.5 | 7.4 | 117.1 |
| Inferred | 300.1 | 0.37 | 0.21 | 3.7 | 0.51 | 2.4 | 2.0 | 35.7 |

The author has performed several independent reviews of NovaGold's Galore Creek resource model. These checks included a visual comparison of drill hole composite and block grades in section and plan, a global grade bias check (independent nearest neighbor models), and a set of swath plots that compare the author's nearest neighbor grades with NovaGold's kriged copper and gold block grades. Based on these reviews, it is the author's opinion that the NovaGold resource model is globally unbiased and is suitable to be used for subsequent pit optimization and mine planning activities.

NovaGold is in currently in the process of completing a Feasibility Study for the Galore Creek project. Hatch Ltd. is overseeing and managing the Feasibility Study which is expected to be completed by the end of 2006. If the Feasibility Study shows favourable results, it is anticipated that another technical report will be completed which discloses various aspects of the Galore Creek Project.

There is no history of development or production from the Galore Creek property except for some driving two short adits into the Central and Southwest Zones in the 1960's by Kennco Exploration in order to collect metallurgical samples (refer to Section 10.3).

The author has reviewed the Galore Creek database and NovaGold's resource modeling methods. Based on these reviews the author has the following recommendations:

- Drill a reasonable number of twin holes to investigate the apparent bias between the pre-2003 and NovaGold data. Approximately 56% of the diamond core data were derived from pre-NovaGold drilling and these data are approximately 3% and 14% lower than the NovaGold data for copper and gold, respectively.

- Monitor the performance of blanks and duplicates more closely. All sample batches associated with blanks that fail should be re-assayed.

- Lower the copper equivalent (CuEq) cutoff grade used to design grade envelopes that are used to constrain the estimate of block grades. The resource model subject to this report used a 0.35% CuEq cutoff grade yet the breakeven cutoff grade used to summarize Mineral Resources was 0.25% CuEq.

- Obtain more moisture content data from representative rock types.

## 2.0    INTRODUCTION

### 2.1    **Purpose**

NovaGold Resources Inc. (NovaGold) has asked Resource Modeling Incorporated (RMI) to provide an independent review of their data, to review their estimation parameters and resultant estimate of Mineral Resources, and to help them prepare a Technical Report for their Galore Creek Project.  The work entailed a site visit to review basic data collection procedures, verification of the assay database, an independent validation of block copper and gold grades, and a review of NovaGold's Mineral Resource classification criteria. These tasks were completed by the author to ensure conformance with the CIM Mineral Resource definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.  This includes the preparation of this Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Report").

Various NovaGold personnel including Mr. Kevin Francis, Mr. Alberto Chang, and Mr. Scott Petzel along with NovaGold's consultants (Hatch Ltd. and GR Technical Services Ltd.) provided pertinent geological and analytical data along with block grade estimates that were reviewed by Mr. Mike Lechner of RMI.  A number of NovaGold personnel and their consultants contributed background information for this report and are duly referenced.

### 2.2    **Terms and Definitions**

Metric units are used for all down-hole drill depths, sample lengths, precious metal grades, and tonnage estimates.  Table 2-1 summarizes some of the basic metric conversions that were used.  Where applicable, all currency units are expressed in terms of United States dollars.

## Table 2-1: Imperial to Metric Conversions

**<u>Linear Measure</u>**

| | |
|---|---|
| 1 inch | = 2.54 centimeters |
| 1 foot | = 0.3048 meter |
| 1 yard | = 0.9144 meter |
| 1 mile | = 1.6 kilometer |

**<u>Area Measure</u>**

| | |
|---|---|
| 1 acre | = 0.4047 hectare |
| 1 square mile | = 640 acres or 259 hectares |

**<u>Weight</u>**

| | |
|---|---|
| 1 pound | = 16 ounces or 14.5833 troy ounces |
| 1 short ton | = 2000 pounds or 0.907 tonne |

**<u>Assay Values</u>**

| | |
|---|---|
| 1 ounce per ton | = 34.2857 gram/tonne |
| 1 troy ounce | = 31.1035 grams |
| 1 ppb | = 0.0000292 ounce per ton |

2.3 **Sources of Information**

The Galore Creek Project has been explored and studied by a number of companies since the early 1960's.  There is a significant amount of historical information that has been reviewed and referred to in the preparation of this report.  Where applicable, references are made to these studies throughout this report and are summarized in Section 21.

2.4 **Site Visit**

Mike Lechner, President of Resource Modeling Incorporated (RMI) visited the project site on October 17th and 18th, 2005.  The primary purpose of this site visit was to observe first hand the project site, observe drilling/sampling/logging practices, and to examine available drill core.  In addition, available reports, cross sections, geologic interpretations and other relevant geologic data were examined at the Galore Creek camp.

RMI was accompanied by NovaGold geologists Mr. Stuart Morris, Mr. Don Penner, and Mr. Kevin Francis while on site.  Thin snow cover precluded an examination of geologic exposures but a helicopter aerial survey provided an excellent overview of the distribution, spacing, and aerial extent of the various mineralized zones.  Geologic exposures of altered and mineralized intrusive rock were observed in several locations in drainages and steep slopes.

The aerial survey allowed for a number of active and reclaimed drill sites to be observed.  The author notes that the NovaGold drill hole collar locations were well monumented with wooden stakes that were labeled with the drill hole number on aluminum tags that were stapled to the stake.

While on site the author observed diamond core being delivered to the Galore Creek camp from the drill rigs via helicopter.  Stacked wooden core boxes were placed into core cages at the drill rig and were then slung into camp via helicopter to the core receiving area.  Once unloaded from the cages, geotechnicians sorted and palletized the core boxes.  Next the drill core was "quick logged" by one of the project geologists assigned to that drill hole.  The quick logs provide basic information about the drill hole such as depth of lithologic contacts, mineralization and major structures.  This data is subsequently used by core loggers, used to prioritize drill holes, plan subsequent drill holes, and provides information about when to terminate the drill hole.

After the quick logging has been completed, the core is transferred from the receiving area to one of four core logging tents where it is laid out sequentially on the logging bench.  The logging geologist then closely examines the drill core looking for potential errors (e.g. core laid into box backwards, mislabeled core boxes, missing or mislabeled core run blocks).  The quick log observations are then compared with the core that has been laid out on the logging bench which helps to determine whether there are any driller errors and to provide some insight in laying out sample intervals.  The location of each run block is marked on the wooden core box tray with a black tick mark. Down-hole drill depths at Galore Creek are recorded in Imperial Units (feet). The core logging geologist converts the down-hole depth from feet to metres and marks the metric depth of the opposite side of the original core run block. The author checked several of these conversions and found them to have been correctly calculated. The geologist then notes the beginning "from" and ending "to" depth meterage for each core box. These depths are written in black marker on the top left corner of the core box. The core box number, beginning and ending depths are etched into aluminum ("butter") tags and stapled to the end of each core box. Similarly, the drill hole number is etched into "butter" tags and stapled to the core box.

The first step in the core logging process involves geotechnical logging activities. The principal items that are logged during this step include core recovery, rock quality designation (RQD), fracture logging (i.e. number of fractures, joint condition, joint roughness, joint alteration or filling), rock strength (point load testing), and specific gravity (SG) determination. These parameters are then used in various rock mass classification schemes (e.g. RMR and Q-System). NovaGold has been using a geotechnical consulting firm out of Vancouver, B.C. (BGC Engineering) for providing geotechnical logging support and interpretation.

NovaGold performed specific gravity determinations about every 10 meters of drilled core or where major lithologic changes or varying intensities of mineralization occurred. The water displacement method was used by the Galore Creek geologists for obtaining the SG value.

Point load testing was completed on site by the logging geologists to provide an estimate of the uniaxial compressive strength of the rock. These tests were completed at a down-hole frequency of about one test for every six meters drilled. These tests were completed in the core photography tent after SG testing and just prior to core photography. The pressure in MPa units was recorded into a special logging form when the core failed. After the point load log sheet is complete the information is given to a data entry clerk who enters the data into an Access database via a NovaGold data entry routine (DDH Tool).

The NovaGold drill core was photographed using a digital camera. Three boxes were photographed at a time with a small white placard that contained the drill hole number, core box number, and beginning-ending depths. The core photographs are permanently stored on several computers for future reference.

NovaGold oriented drill core from a number of holes using the Ezy-Mark system so that a variety of geologic surfaces could be more accurately defined in three dimensional space. These structures include faults, fractures, joints, cleavage, schistosity, mineral lineations, slickensides, and lithologic contacts. Lengths of core were oriented in the core logging facility by trying to piece together the core using the Ezy-Mark nail marks and the scribed bottom of hole (BOH) line that was drawn on the core at the drill rig. This system works relatively fine for holes drilled with inclinations less than 75 degrees in competent rock but is subject to "failure" in zones of low RQD. For holes drilled on east-west section lines, the geologists drew arrows pointing down-hole on the northern half of the core.  For holes drilled on north-south sections lines the geologists drew arrows pointing down-hole on the western half of the core.  After structural/lithologic data are recorded and the core is sawn, the half of the core with the arrows is left in the core boxes as a permanent record.

After the geotechnical logging is completed (including SG determinations, point load testing and core photography) the core is logged "conventionally" for lithology, structure, alteration, and mineralization.   The logging geologist also marks out assay sample intervals.  Typically, samples are laid out in 2-meter lengths for NQ and HQ diameter core in mineralized sections.  In unmineralized sections the sample length is often increased to 2.5 to 3.0 metres.  Sample start and end points are often adjusted based on geologic contacts with the provision that samples should have a length between 1 and 3 metres except where core recovery was poor.  After the sample intervals have been determined, the logging geologist staples an aluminum "butter" tag with the sample number and beginning/ending sample depths to the wooden core box along with a tear-away paper sample tag.  The logging geologist is also responsible for laying out quality control-quality assurance (QA/QC) samples by attaching an appropriate sample tag for a standard, blank, or duplicate sample at the appropriate location.  Each of these three types of QA/QC samples are laid out at a frequency of one each per each batch of 20 samples.

Magnetic susceptibility determinations are made for each sample interval using a Kappameter (KT-9) tool.  The magnetic values are recorded on the drill log form.

After all of the core logging is completed the drill core is transferred to the saw tent facility where the "Saw Boss" takes responsibility for monitoring the cutting, bagging of samples, insertion of QA/QC samples into the sample stream, cleaning-maintenance of the saws, and packaging and documentation of the samples.  The sample intervals were laid out by the logging geologists and the sawyers use these intervals in breaking out the sawn core.  One half of the sawn core is placed in plastic sample bags that have been labeled on their exteriors with a heavy black magic marker showing the hole and sample number.  A paper sample tag is also inserted into each sample bag.  When the sampling is completed, the plastic bag is closed with a "zap-strap" that minimizes tampering and secures the bag for transportation to the laboratory.  The second half of the sawn drill core is left in the core box as a permanent record for future reference or additional sampling.

For "blank" material, NovaGold has been using unmineralized landscaping aggregate.  The core cutters insert about 150 grams of this material into a sample bag when they see where the core logger has specified a "blank".  Similarly, the core cutters insert a standard reference material (SRM) sachet along with correct sample tag into the sample stream.  NovaGold is currently using 10 commercially derived SRM's (five copper and five gold).  When the core logger has called for a duplicate sample, the core cutters insert a sample tag into an empty sample bag which signals the assay lab to split that sample and generate two pulps/assays from that interval.

At the time of the author's visit, the saw shack was relatively clean and orderly. Detailed cleaning instructions were clearly posted and it appeared that the sawyers were adhering to the protocols that have been established.

Four plastic sample bags including the QA/QC samples and a "complete batch details form" are shipped to the ALS Chemex facility located in Vancouver, B.C. The rice bags are labeled with the name and address of the laboratory, as well as the batch number, drill hole number, project, bag number and sample numbers. Once a batch is complete, the samples are transferred to a pallet and the pallet is shrink wrapped in plastic. The pallet is slung via helicopter to the Bob Quinn airfield located east of the project on Highway 37. A Load Master receives the samples at Bob Quinn and confirms that the shipment is complete and ready for transport to Vancouver. The samples are stored in metal storage units until the Project Manager or Assistant Project Manager arranges for a commercial transport company (Bandstra Transport) to deliver the samples to the ALS Chemex facility in Vancouver.

During core logging, reference pieces of core are sometimes collected and added to the "core library" which is stored on site. These pieces of core typically represent new rock types, interesting geologic features, or can be used to train new core loggers. The selected pieces are labeled with hole number, sample depth, and suggested rock code or name.

Coarse reject material is transferred to new sample bags by ALS Chemex personnel and issued a new sample number and certificate number. Each certificate represents a "batch" of samples. The coarse rejects are then put into labeled rice bags that are stored in labeled wooden boxes that hold approximately 900 kilograms. These wooden boxes are stored at a NovaGold warehouse located in Vancouver. The ALS Chemex pulps are also stored at the NovaGold warehouse in cardboard boxes that hold about 50 samples. The pulps are labeled with the same ALS Chemex sample number.

In the opinion of the author, NovaGold's core logging and sampling handling procedures meet or exceed currently accepted North American standards. The author was impressed by NovaGold's use of four geologic teams – each with their own leader (mentor) and core logging tent. The professionalism and enthusiasm were very evident and NovaGold should be commended on their data collection procedures.

## 3.0 RELIANCE ON OTHER EXPERTS

This report was prepared for NovaGold Resources Inc. and is based in part on information not within the control of either NovaGold or the author. It is believed that the underlying information contained herein is reliable based on systematic data verification reviews performed by NovaGold and the author.

The author has not reviewed the land tenure, nor independently verified the legal status or ownership of the Galore Creek property or examined any underlying option agreements. The author has relied on NovaGold personnel who provided various lists of mining claims and claim maps.

The results and opinions expressed in this report are conditional upon the aforementioned technical and legal information being current, accurate, and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. The author does not assume responsibility for NovaGold's actions in distributing this report.

The author has reviewed a number of historical reports that were prepared by various consultants working for NovaGold and previous owners of the property. Those reports outlined various aspects of the project dealing with drilling/sampling methods, assaying protocols, density determinations, geologic interpretations, metallurgical testing, environmental baseline collection and historical resource estimates.

The author has relied on the following key reports. The author disclaims all liability for any false information, erroneous mistakes, misrepresentations or omissions associated with these reports:

- Hatch Ltd., ongoing Feasibility Study work regarding mining and metallurgy that is being completed for NovaGold

- Hatch Ltd., May 2005, "*Geology and Resource Potential of the Galore Creek Property*", NI 43-101 report completed for NovaGold

- Geosim Services, Inc. (Mr. Ronald G. Simpson), August 2003, "*Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia*", NI 43-101 report completed for SpectrumGold Inc. (now NovaGold)

- Rescan Environmental Services Ltd. and Rescan Talthaltan Environmental Consultants "*Application for Environmental Assessment Certificate*"

## 4.0    PROJECT DESCRIPTION AND LOCATION

The Galore Creek property is located within the historic Stikine Gold Belt of northwestern British Columbia, approximately 1,030 kilometres northwest of Vancouver, British Columbia and 90 kilometres northeast of Wrangell, Alaska at latitude 57.13°N; longitude 131.47°W.  Figure 4-1 is a location map showing the general location of the project site.  The 30,000 hectare (74,000 acre) property lies 70 kilometres west of the Bob Quinn airstrip, 167 kilometres northwest of the tidewater port of Stewart, British Columbia, and 370 kilometres northwest of the town of Smithers, British Columbia, the nearest major supply centre.  The property is situated at the headwaters of Galore Creek, a tributary of the Scud River, which in turn flows into the Stikine River.  The property is located within the Liard Mining Division and straddles the boundary between NTS map sheets 104G/03 and 104G/04.  The location of known mineralized zones relative to property boundaries is shown in Figure 4-2.

The property boundaries have not been legally surveyed.

**Figure 4-1: General Location Map**


British Columbia
1:30,000,000
N
Dease Lake
Telegraph Creek
Iskut
Stikine River
Klappan River
Stewart - Cassiar Hwy
British Columbia, CANADA
Alaska, USA
Galore Creek Deposit
Sitka
Kake
Petersburg
Iskut River
37
Wrangell
Point Baker
Whales Pass
Coffman Cove
Meziadin Junction
37A
Hyder
Stewart
Nass River
Ketchikan
New Aiyansh
Metlakatla
Pacific
Ocean
Terrace
Prince Rupert
Port Edward
Kitimat
Masset
Hecate Strait
1:2,500,000
0
50
100
Kilometres
Projection: UTM9, Nad83
Port Clements
Figure 1: General Location Map
NovaGold Canada Inc.

**Figure 4-2: Known Mineralized Zones**


Grace Property
Copper Canyon Property
6340000N
North Rim
Galore Creek Property
Junction
Central Zone
West Rim
Middle Creek
6335000N
Bountiful Zone
Butte
Galore Creek Exploration Camp
Southwest Zone
Copper Canyon
West Fork
Saddle
345000E
350000E
355000E
360000E
6330000N
Legend
NovaGold Canada Inc.
Stikine Copper Limited
Eagle Plains Resources Ltd.
Pioneer Minerals Corp.
Others
Defined Resource Areas
Target Areas
NovaGold Resources Inc.
Galore Creek Project
Kilometers
N
North America Datum 1983, Projection UTM Zone 9 (m)

In August 2003, SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement to acquire a 100% interest in the Galore Creek property from Stikine Copper Limited, a company owned by QIT-FER et Titane Inc. and Hudson Bay Mining and Smelting Co. Limited. NovaGold must complete a prefeasibility study on the project and make payments to the owners totaling US$20.3 million within a period of eight years. Stikine Copper will have no retained interests, royalties or back-in rights on the project. The Galore Creek property consists of 292 two-post claims, of which 39 are fractions, all held in the name of Stikine Copper Limited.

In March 2004 SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement with Pioneer Metals Corporation giving NovaGold the exclusive right to earn up to a 60% interest in the Grace Property comprised of 5 located claims. To exercise the option, NovaGold must incur property expenditures of $5 million and subscribe to 3.92 million shares on or before the 5 years of the agreement date.

In October 2005, NovaGold received a writ of summons from Pioneer Metals Corporation to rescind the Grace option agreement.

In 2005, NovaGold reviewed the status of all Galore Creek property mineral claims and recommended that legacy claims be converted to cell claims as allowed by the amended BC Mineral Tenure Act. The legacy claim conversion would consolidate the project holdings, eliminate any internal claim gaps, secure tenure ownership and reduce legal surveying costs for mining lease application. All parties agreed to this conversion and signed the Galore Creek Legacy Claim Cell Conversion Agreement dated June 30, 2005.

Between July 6–11, 2005, NovaGold converted the Galore claims with the exception of claims located adjacent to third party cell claims. These claims were not converted, since a portion of their held area would be surrendered to the adjacent cell claim holder on conversion. The option agreement land schedules were revised and in early 2006 were presented to Stikine Copper Limited, Eagle Plains, Bernard Kreft and Pioneer Metals for approval. Current Galore Creek property claim maps are shown in Figures 4-3, 4-4, and 4-5.

**Figure 4-3: Galore Creek Claim Map**


BOB QUINN
Legend
100 metre contours
Rivers and Creeks
Streams
Islands
Lakes
Wetlands
NAD83 5Km Grid
5Km Grid text
Proposed Access Route
Stewart Cassiar Highway
Cell Claim with Tenure Number
Legacy Claim with Tenure Number
NovaGold Canada Inc.
Galore Creek Project
Claim Map & Proposed Route Access
Date: Apr 11, 2006
Drawn by: Sorin Posescu
Scale: 1: 200,000
Figure: 2
Scale
0 2000 4000 8000
metres
Projection: NAD83 Zone 9 metres

**Figure 4-4: Galore Creek Area Claim Map**



**Figure 4-5: Galore Creek Claim Map – Bob Quinn Area**



On November 28, 2005 NovaGold applied drilling expenditures incurred on the Galore Creek and Copper Canyon properties as assessment work to advance all claims contiguous with the Galore Creek property to the claim expiry year to 2015, the maximum allowed under the Mineral Tenure Act.  Under the new online system, access to file assessment work on claims must be granted by the registered owners of the tenures.  On November 29, 2005 a request for NovaGold to be appointed agents to file assessment work was forwarded to Pioneer Metals.  As there was no response to this request, no assessment work was filed on the Pioneer tenures.

Table 4-1 outlines the expiry dates on the Galore Creek Property under option from Stikine Copper, Table 4-2 outlines the expiry dates on the Grace Property under option from Pioneer Metals, and Table 4-3 outlines the expiry dates on claims in the southwestern portion of the Galore Creek property held by NovaGold Canada Inc.  As noted above, contiguous claims within the Galore Creek property had assessment work filed on them.  Assessment work was not filed for claims that were not contiguous.  The claim expiry dates shown in Tables 4-1 to Table 4-3 are subject to Gold Commissioner approval of the 2005 Diamond Drilling assessment report.

### Table 4-1:  Galore Creek Claim Status

| Tenure  No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 516158 | Cell Claim | Stikine Copper Limited | 772.237 | 12/1/2015 |
| 516165 | Cell Claim | Stikine Copper Limited | 667.543 | 12/1/2015 |
| 516177 | Cell Claim | Stikine Copper Limited | 175.777 | 12/1/2015 |
| 516178 | Cell Claim | Stikine Copper Limited | 457.053 | 12/1/2015 |
| 516179 | Cell Claim | Stikine Copper Limited | 1,317.27 | 12/1/2015 |
| 516459 | Galore 1 Cell | Stikine Copper Limited | 1,721.25 | 12/1/2015 |
| Total | | | 5,111.13 | |

### Table 4-2:  Grace Property Claim Status

| Tenure  No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 404921 | Grace 4 | Pioneer Metals Corporation | 500 | 12/1/2014 |
| 404922 | Grace 5 | Pioneer Metals Corporation | 500 | 12/1/2014 |
| 516161 | Cell Claim | Pioneer Metals Corporation | 543.835 | 12/1/2014 |
| 516163 | Cell Claim | Pioneer Metals Corporation | 1244.967 | 12/1/2014 |
| 517480 | Grace G | Pioneer Metals Corporation | 52.637 | 7/12/2006 |
| Total | | | 2841.439 | |

The status of the remaining Galore Creek claims are summarized in Tables 4-3 through 4-8.

**Table 4-3:  Galore Creek Property Claim Status – South West**

| Tenure  No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 222107 | SPLIT | NovaGold Canada Inc. | 100.000 | 12/1/2015 |
| 222108 | CREEK | NovaGold Canada Inc. | 375.000 | 12/1/2015 |
| 410819 | PAY 1 | NovaGold Canada Inc. | 500.000 | 12/1/2015 |
| 412223 | GL 11 | NovaGold Canada Inc. | 500.000 | 12/1/2015 |
| 412228 | GL 16 | NovaGold Canada Inc. | 500.000 | 12/1/2015 |
| 501931 | PORC01 | NovaGold Canada Inc. | 405.390 | 1/12/2015 |
| 501965 | PORC02 | NovaGold Canada Inc. | 440.514 | 1/12/2015 |
| 501999 | PORC03 | NovaGold Canada Inc. | 105.708 | 1/12/2015 |
| 509232 | Tunnel | NovaGold Canada Inc. | 333.757 | 3/18/2015 |
| 509234 | PORC 04 | NovaGold Canada Inc. | 440.357 | 3/18/2015 |
| 509235 | PORC 05 | NovaGold Canada Inc. | 405.158 | 3/18/2015 |
| 509250 | PORC 06 | NovaGold Canada Inc. | 123.308 | 3/18/2015 |
| 509253 | Sphaler 01 | NovaGold Canada Inc. | 422.571 | 3/18/2015 |
| 509259 | Sphaler 02 | NovaGold Canada Inc. | 211.356 | 3/18/2015 |
| 511868 | SPHCR 01 | NovaGold Canada Inc. | 405.262 | 4/30/2015 |
| 511869 | SPHCR02 | NovaGold Canada Inc. | 422.876 | 4/30/2015 |
| 511870 | SPHCR03 | NovaGold Canada Inc. | 422.878 | 4/30/2015 |
| 516235 | Cell Claim | NovaGold Canada Inc. | 1,161.630 | 12/1/2015 |
| 516275 | Cell Claim | NovaGold Canada Inc. | 1,407.331 | 12/1/2015 |
| 516327 | Cell Claim | NovaGold Canada Inc. | 999.585 | 12/1/2015 |
| 516335 | Cell Claim | NovaGold Canada Inc. | 1,354.185 | 12/1/2015 |
| 516340 | Cell Claim | NovaGold Canada Inc. | 1,195.156 | 12/1/2015 |
| 516342 | Cell Claim | NovaGold Canada Inc. | 1,107.372 | 12/1/2015 |
| 516345 | Cell Claim | NovaGold Canada Inc. | 949.180 | 12/1/2015 |
| 516359 | Cell Claim | NovaGold Canada Inc. | 789.736 | 12/1/2015 |
| 516367 | Cell Claim | NovaGold Canada Inc. | 1,052.596 | 12/1/2015 |
| 516377 | Cell Claim | NovaGold Canada Inc. | 1,143.352 | 12/1/2015 |
| 516474 | SPHCR 04 | NovaGold Canada Inc. | 422.996 | 7/8/2015 |
| 516475 | SPHCR 05 | NovaGold Canada Inc. | 422.996 | 7/8/2015 |
| 516496 | Cell Claim | NovaGold Canada Inc. | 1,299.197 | 12/1/2015 |
| 516505 | Cell Claim | NovaGold Canada Inc. | 1,126.672 | 12/1/2015 |
| 516508 | Cell Claim | NovaGold Canada Inc. | 1,020.993 | 12/1/2015 |
| 516509 | Cell Claim | NovaGold Canada Inc. | 1,039.113 | 12/1/2015 |
| 516511 | Cell Claim | NovaGold Canada Inc. | 968.695 | 12/1/2015 |
| 516691 | Cell Claim | NovaGold Canada Inc. | 563.200 | 12/1/2015 |
| Total |  |  | 24,138.120 |  |

## Table 4-4: SPC Contact Property Claim Status

| Tenure No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 410802 | J3 | NovaGold Canada Inc. | 300.000 | 12/1/2015 |
| 410810 | CONTACT 5 | NovaGold Canada Inc. | 200.000 | 12/1/2015 |
| 410812 | CONTACT 7 | NovaGold Canada Inc. | 450.000 | 12/1/2015 |
| 412241 | GL 29 | NovaGold Canada Inc. | 500.000 | 12/1/2015 |
| 501126 | SPC11 | NovaGold Canada Inc. | 368.042 | 1/12/2015 |
| 501150 | SPC01 | NovaGold Canada Inc. | 438.094 | 1/12/2015 |
| 501166 | SPC02 | NovaGold Canada Inc. | 438.096 | 1/12/2015 |
| 501212 | SPC03 | NovaGold Canada Inc. | 437.848 | 1/12/2015 |
| 501276 | SPC04 | NovaGold Canada Inc. | 437.851 | 1/12/2015 |
| 501341 | SPC06 | NovaGold Canada Inc. | 315.279 | 1/12/2015 |
| 501401 | SPC07 | NovaGold Canada Inc. | 210.367 | 1/12/2015 |
| 501428 | SPC05 | NovaGold Canada Inc. | 315.486 | 1/12/2015 |
| 501454 | SPC09 | NovaGold Canada Inc. | 438.097 | 1/12/2015 |
| 501496 | SPC10 | NovaGold Canada Inc. | 437.858 | 1/12/2015 |
| 501524 | SPC12 | NovaGold Canada Inc. | 367.917 | 1/12/2015 |
| 501560 | SPC13 | NovaGold Canada Inc. | 367.793 | 1/12/2015 |
| 501583 | SPC14 | NovaGold Canada Inc. | 420.171 | 1/12/2015 |
| 501603 | SPC15 | NovaGold Canada Inc. | 420.137 | 1/12/2015 |
| 501634 | SPC16 | NovaGold Canada Inc. | 280.043 | 1/12/2015 |
| 501660 | SPC17 | NovaGold Canada Inc. | 420.095 | 1/12/2015 |
| 501669 | SPC18 | NovaGold Canada Inc. | 437.659 | 1/12/2015 |
| 501685 | SPC20 | NovaGold Canada Inc. | 419.889 | 1/12/2015 |
| 501726 | SPC19 | NovaGold Canada Inc. | 437.421 | 1/12/2015 |
| 501738 | SPC21 | NovaGold Canada Inc. | 420.221 | 1/12/2015 |
| 501755 | SPC22 | NovaGold Canada Inc. | 385.557 | 1/12/2015 |
| 501775 | SPC23 | NovaGold Canada Inc. | 437.899 | 1/12/2015 |
| 501787 | SPC24 | NovaGold Canada Inc. | 437.661 | 1/12/2015 |
| 501798 | SPC25 | NovaGold Canada Inc. | 420.670 | 1/12/2015 |
| 501815 | SPC26 | NovaGold Canada Inc. | 420.408 | 1/12/2015 |
| 501829 | SPC27 | NovaGold Canada Inc. | 210.068 | 1/12/2015 |
| 501839 | SPC29 | NovaGold Canada Inc. | 438.001 | 1/12/2015 |
| 501857 | SPC28 | NovaGold Canada Inc. | 420.672 | 1/12/2015 |
| 501865 | SPC30 | NovaGold Canada Inc. | 438.002 | 1/12/2015 |
| 501882 | SPC31 | NovaGold Canada Inc. | 420.291 | 1/12/2015 |
| 501891 | SPC32 | NovaGold Canada Inc. | 420.136 | 1/12/2015 |
| 501905 | SPC08 | NovaGold Canada Inc. | 210.366 | 1/12/2015 |
| 509261 | ng 01 | NovaGold Canada Inc. | 420.826 | 3/18/2015 |
| 509262 | ng 02 | NovaGold Canada Inc. | 105.208 | 3/18/2015 |
| 512425 | Cell Claim | NovaGold Canada Inc. | 700.818 | 1/12/2015 |
| 512426 | Cell Claim | NovaGold Canada Inc. | 473.235 | 1/12/2015 |
| 512478 | CONT 1 | NovaGold Canada Inc. | 770.372 | 1/12/2015 |
| 516271 | Cell Claim | NovaGold Canada Inc. | 315.411 | 1/12/2015 |
| 516284 | Cell Claim | NovaGold Canada Inc. | 947.189 | 1/12/2015 |
| 516285 | Cell Claim | NovaGold Canada Inc. | 614.229 | 1/12/2015 |
| 516286 | Cell Claim | NovaGold Canada Inc. | 912.089 | 1/12/2015 |
| 516498 | Cell Claim | NovaGold Canada Inc. | 1,105.922 | 1/12/2015 |
| 516500 | Cell Claim | NovaGold Canada Inc. | 1,527.806 | 1/12/2015 |
| 516503 | Cell Claim | NovaGold Canada Inc. | 1,178.494 | 1/12/2015 |
| 516674 | Cell Claim | NovaGold Canada Inc. | 157.819 | 1/12/2015 |
| 522318 | CONT 2 | NovaGold Canada Inc. | 386.718 | 11/15/2006 |
| 522319 | CONT 3 | NovaGold Canada Inc. | 245.815 | 11/15/2006 |
| Total | | | 23,800.050 | |

**Table 4-5: Sphal/Kim Property Claim Status**

| Tenure No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 226786 | SPHAL #25 M.C. | NovaGold Canada Inc. | 25.000 | 10/18/2006 |
| 226787 | SPHAL #27 M.C. | NovaGold Canada Inc. | 25.000 | 10/18/2006 |
| 226788 | SPHAL #29 M.C. | NovaGold Canada Inc. | 25.000 | 10/18/2006 |
| 226789 | SPHAL #31 M.C. | NovaGold Canada Inc. | 25.000 | 10/18/2006 |
| 226790 | SPHAL #33 M.C. | NovaGold Canada Inc. | 25.000 | 10/18/2006 |
| 227134 | KIM #38 | NovaGold Canada Inc. | 25.000 | 8/10/2006 |
| 227135 | KIM #40 | NovaGold Canada Inc. | 25.000 | 8/10/2006 |
| 227136 | KIM #42 | NovaGold Canada Inc. | 25.000 | 8/10/2006 |
| Total | | | 200.000 | |

**Table 4-6: North Route KM 0 - 38 (Bob Quinn & CV Section) Property Status**

| Tenure No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 408606 | VIA 17 | NovaGold Canada Inc. | 500.000 | 3/6/2006 |
| 508124 | CV 1 | NovaGold Canada Inc. | 440.170 | 3/1/2006 |
| 508337 | CV 2 | NovaGold Canada Inc. | 1,196.581 | 3/10/2006 |
| 508338 | CV 3 | NovaGold Canada Inc. | 1,354.832 | 3/9/2006 |
| 514542 | THOMAS 1 | NovaGold Canada Inc. | 421.877 | 6/15/2006 |
| 514545 | THOMAS 2 | NovaGold Canada Inc. | 422.043 | 6/15/2006 |
| 514548 | THOMAS 3 | NovaGold Canada Inc. | 421.895 | 6/15/2006 |
| 514551 | THOMAS 4 | NovaGold Canada Inc. | 369.290 | 6/15/2006 |
| 521931 | BQ 1 | NovaGold Canada Inc. | 422.299 | 11/4/2006 |
| 521932 | BQ 2 | NovaGold Canada Inc. | 422.295 | 11/4/2006 |
| 521933 | BQ 3 | NovaGold Canada Inc. | 422.482 | 11/4/2006 |
| 521934 | BQ 4 | NovaGold Canada Inc. | 440.088 | 11/4/2006 |
| 521935 | BQ 5 | NovaGold Canada Inc. | 440.241 | 11/4/2006 |
| 521936 | BQ 6 | NovaGold Canada Inc. | 422.668 | 11/4/2006 |
| 521937 | BQ 7 | NovaGold Canada Inc. | 422.855 | 11/4/2006 |
| 521938 | BQ 8 | NovaGold Canada Inc. | 440.388 | 11/4/2006 |
| 521939 | BQ 9 | NovaGold Canada Inc. | 422.915 | 11/4/2006 |
| 521941 | BQ 10 | NovaGold Canada Inc. | 440.652 | 11/4/2006 |
| 521943 | BQ 11 | NovaGold Canada Inc. | 246.771 | 11/4/2006 |
| 521945 | BQ 12 | NovaGold Canada Inc. | 88.089 | 11/4/2006 |
| 522111 | BQ 13 | NovaGold Canada Inc. | 70.397 | 11/7/2006 |
| Total | | | 9,828.830 | |

**Table 4-7:  North Route KM 48 - 58 (More Creek) Property Status**

| Tenure  No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 509886 | NR 1 | NovaGold Canada Inc. | 421.565 | 3/30/2006 |
| 509889 | NR 2 | NovaGold Canada Inc. | 351.223 | 3/30/2006 |
| 516839 | NR 4 | NovaGold Canada Inc. | 35.123 | 7/11/2006 |
| 516900 | NR 05 | NovaGold Canada Inc. | 87.817 | 7/11/2006 |
| 516903 | NR 06 | NovaGold Canada Inc. | 175.648 | 7/11/2006 |
| 517018 | NR 06 | NovaGold Canada Inc. | 105.381 | 7/12/2006 |
| 520000 | MORE CK | NovaGold Canada Inc. | 228.307 | 9/15/2006 |
| Total | | | 1,405.060 | |

**Table 4-8:  North Route KM 70 - 93 Property Status**

| Tenure  No. | Claim Name | Recorded Title Holder | Area Hectares | Expiry Date |
|---|---|---|---|---|
| 408613 | VIA 32 | NovaGold Canada Inc. | 450.000 | 12/1/2015 |
| 509893 | NR 3 | NovaGold Canada Inc. | 70.379 | 3/30/2015 |
| 516433 | Cell Claim | NovaGold Canada Inc. | 1,318.728 | 12/1/2015 |
| 516441 | Cell Claim | NovaGold Canada Inc. | 1,390.457 | 12/1/2015 |
| 516443 | Cell Claim | NovaGold Canada Inc. | 880.157 | 12/1/2015 |
| 516445 | Cell Claim | NovaGold Canada Inc. | 985.011 | 12/1/2015 |
| 516448 | Cell Claim | NovaGold Canada Inc. | 862.311 | 12/1/2015 |
| 516452 | Cell Claim | NovaGold Canada Inc. | 879.374 | 12/1/2015 |
| 516458 | Cell Claim | NovaGold Canada Inc. | 949.726 | 12/1/2015 |
| 516463 | NR 4 | NovaGold Canada Inc. | 140.840 | 7/8/2015 |
| Total | | | 7,926.980 | |

Exploration work was carried out under ministry mine permits number MX-1-608, 621, 622 and 623.  These are Notice of Work permits that are applied each year that exploration operations are conducted.  The author has recommended that NovaGold drill some twin holes in order to compare assays with some of the older drilling campaigns.  The author understands that the Notice of Work permits discussed above may be sufficient to carry out additional exploration drilling at Galore Creek.  The author is not aware of what additional permits will be required by NovaGold to begin any development work at Galore Creek.

Environmental liabilities consist of empty oil drums and drilling debris left behind by predecessor companies.  NovaGold has been noting the locations of this debris and to date has spent approximately $70,000 progressively cleaning up these sites.  The author is not aware of any other environmental liabilities that may exist at Galore Creek.

## 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The town of Smithers, located 370 kilometres to the southeast, is the nearest major supply centre. Access to the property is presently by helicopter. During the 2005 program, most personnel, supplies, and equipment were staged from the Bob Quinn airstrip, on the Stewart-Cassiar Highway, and transported via helicopter to the Galore Creek camp. Personnel rotated in and out of Bob Quinn every 5 days via a Beech 19 aircraft, provided by Northern Thunderbird Air. The aircraft made stops in Vancouver, Smithers, Terrace, Dease Lake, Iskut, and Bob Quinn. Most personnel worked 21 days in/9 days out based on a standardized rotation schedule.

Galore Creek and the Scud River are part of the tributary system of the Stikine River, an international waterway which drains an area of 49,000 square kilometres. In the past the river was used by shallow draft barges and riverboats to transport goods from Wrangell, Alaska to Telegraph Creek, British Columbia, a distance of 302 kilometres. The river is navigable for this type of watercraft from mid May to October. The nearest point on the Stikine River to the property is the mouth of the Anuk River which lies 16 kilometres west of the camp.

In the 1960's Kennecott constructed 48 kilometres of road from the mouth of the Scud River to the Galore Creek camp. The road is in very poor condition and would require repair along the Scud River and portions of the Galore Creek Valley before it could be used.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above +20°C and minimum winter temperatures may fall to well below -20°C. Average annual precipitation is 76 cm with approximately 70% of this falling between September and February, mainly as snowfall. It is the author's understanding that the operating season would be year round if the Galore Creek property were developed and put into production.

Elevations around the property range from 500 to 2,080 metres above sea level. The terrain over the central and northern portions of the property is gentle and rolling and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 metre level. Below that, forests are made up of balsam fir, sitka spruce, alder, willow, devils club and cedar. Higher up the valley, the glacial moraines are bare to sparsely overgrown by sub-alpine vegetation.

Ample water supply is available from surface and subsurface sources. Potable water will be derived from a well field drilled near the mill facility. Process water will be pumped from pit dewatering wells, reclaimed recycled tailings and obtained from a small reservoir that will be constructed in proximity to the mill.

It is anticipated that the majority of the mine facilities (mill, crusher, camp) and ore stockpiles will be constructed immediately to the east of the central pit, located in the upper reaches of the Galore Creek Valley. The main tailings pond will be impounded in the Galore Creek Valley by a dam constructed approximately 7 kilometres downstream from the mill/central pit area. A proposed subaqueous rock dump will be located between the tailings disposal area and the central pit. A non-water retaining dam will be constructed approximately 2 kilometres upstream from the main tailings dam allowing potentially acid generating (PAG) waste rock to be layered behind the dam and covered with non-PAG (NPAG) rock. The waste rock dump would then be submerged by the tailings pond. NPAG rock from the more elevated pits (North Junction) would be placed into sub-aerial waste pads located between the pits.

The project is currently isolated from power and other public infrastructure. It is estimated that a mine at Galore Creek will have an average power load of 80 MW with a maximum draw of 90 MW. Coast Mountain Hydro Corp. (CMHC) is constructing a 100 MW hydroelectric dam on the Iskut River near its confluence with Forrest Kerr Creek that is proposed to come online in 2008. Power for the Galore Creek mine will be obtained through the BC Hydro grid from a connection near the CMHC plant and Highway 37. NovaGold recently purchased Coast Mountain Hydro.

The Galore Creek project is predicated on grid connection for the provision of economically available electrical power. Three independent system studies have been undertaken to determine the technical feasibility of the grid connection:

1. A preliminary interconnection study performed by Hatch to assess the feasible compensation strategies for delivering power to site at 138 kV.

2. An interconnection study performed by Coast Mountain Hydro/Siemens (CMH/Siemens) to assess the feasibility of "piggy-backing" the Galore Creek interconnection with the proposed Forrest Kerr Hydro Project 138 kV interconnection.

3. An interconnection study performed by BC Hydro/British Columbia Transmission Corporation (BCH/BCTC) to assess the feasibility of a series capacitor compensated extension of the 138 kV transmission line from the existing Meziadin substation to Galore Creek.

The hiring of local employees will be a highly competitive market and is dependent upon whether the bcMetals Red Chris mine, near Iskut, goes into production in 2007. It was determined by the Tahltan Nation Development Company (TNDC) that their communities are not equipped to accommodate large-scale mining operations. This being the case, more long-term sustainable socio-economic benefits for the local communities will be developed. Smithers and Terrace are the two communities likely to receive the best economic benefits from development of the Galore Creek mine.

## 6.0    HISTORY

*This section has been adapted from Simpson (2003).*

Mineralization was first discovered in the upper Galore Creek valley in 1955 by M. Monson and W. Bucholz while prospecting for Hudson Bay Exploration and Development Company Limited.  Staking and sampling were completed in the area in 1955.  Work in 1956 included mapping, trenching and diamond drilling.  No further work was undertaken and most of the claims were allowed to expire.

In 1959, reconnaissance stream sediment surveys were carried out by Kennco Explorations (Western) Limited (the Canadian subsidiary of Kennecott Copper) in the Stikine River area.  Results prompted Kennco to stake mineral claims around the remaining 16 Hudson Bay claims the following year.  Four of the original claims were subsequently optioned by Consolidated Mining and Smelting Company of Canada Limited from W. Buchholz.  Late In 1962, the three companies agreed to participate jointly in future exploration work.  As a result, Stikine Copper Limited was incorporated in 1963.

Work conducted since discovery in 1955 outlined a significant gold-silver-copper resource in the Central Zone and identified several satellite deposits, most importantly the Southwest, North Junction and Junction Zones.

From 1960 to 1968, the property was operated by Kennco Exploration. Exploration work during this period included 53,164 metres of diamond drilling in 235 holes and 807 metres of underground development work in two adits.  The Central Zone was the focus of most of this work.  No work was done between 1968 and 1972.  In 1972, Hudson Bay Mining and Smelting became operator and in 1972 and 1973 an additional 25,352 metres of diamond drilling was completed in 111 holes.  This work focused exclusively on blocking out resources in the Central and North Junction Zones. A further 5,310 metres of diamond drilling was completed in 24 holes in 1976.

In 1989, Mingold Resources Inc. (an affiliated company of Hudson Bay's) operated the property in order to investigate its gold potential.  In 1990, Mingold completed 1,225 metres of diamond drilling in 18 holes.  Kennecott resumed operatorship of the project in 1991 and completed 13,830 metres of diamond drilling in 49 holes.  An airborne geophysics survey and over 90 line kilometres of induced polarization (IP) survey were also completed.

In August 2003, SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement to acquire a 100% interest in the Galore Creek property from Stikine Copper Limited, a company owned by QIT-FER et Titane Inc. (a wholly owned subsidiary of Rio Tinto Zinc) and Hudson Bay Mining and Smelting Co. Limited.  In September and October of 2003, SpectrumGold carried out a ten hole, 2,950 metre diamond drill program on the property. The work program was directed toward confirming grades of copper and gold mineralization defined by previous drilling in the Central and Southwest Zones. Results from the drill program confirmed the presence of high grade gold and copper mineralization over bulk mineable widths.

In 2004, NovaGold Canada Inc. carried out a 79 hole, 25,976 metre diamond drill program to upgrade and expand the existing resource. Drilling was also conducted on exploration targets to test several peripheral occurrences and nearby properties in which NovaGold has an interest. Extensive geophysical surveys were conducted to assist the exploratory drilling. The results of the 2004 drilling program provided the basis for geological modeling, resource estimation, preliminary mine planning and economic evaluation at a prefeasibility level.

The aim of the 2005 Galore Creek exploration program was to test for extensions of known mineralization, and to explore for new targets within the Galore Creek valley. Additional drilling was utilized for engineering and environmental testing. Mapping focused on defining drill targets, major structures, and alteration assemblages, as well as recognizing sedimentary facies transitions. The geophysical program included a wide-spaced Vector IP reconnaissance program and induced polarization surveys both south of the Central Zone and along the East Fork of Galore Creek.

Table 6-1 summarizes the work history for the property from 1960 through 2005. Note that the metres of surface drilling include groundwater monitoring wells, condemnation holes, and holes from outlying areas like Copper Canyon. There has not been any historical production from the property.

### Table 6-1: Work History – 1960 - 2005

| Activity | Year of Completion | | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 60 | 61 | 62 | 63 | 64 | 65 | 66-'67 | 72 | 74 | 76 | 88 | 89 | 90 | 91 | 92-'02 | 03 | 04 | 05 | Total |
| GEOLOGIC MAPPING (sq. mi.) | 76 | 20 | 6 | 2 | 2 | | | | | | | | | 12 | | | 2 | 4 | 123.5 |
| GEOPHYSICAL SURVEYS (line km) | | | | | | | | | | | | | | | | | | | |
| Dip needle | 4 | | | | | | | | | | | | | | | | | | 4 |
| Airborne geophysics | | 270 | | | | | | | | | | | | 459 | | | 1,072 | | 1,801 |
| Ground magnetics | | 55 | | | | | | | | | | 18 | 85 | | | | 1 | | 159 |
| Ground VLF-EM | | | | | | | | | | | 11 | 11 | 70 | | | | | | 92 |
| Induced polarization | | 43 | 42 | 30 | | | | | | | | | | | | | 28 | 2 | 145 |
| Induced polarization (sq. km) | | | | | | | | | | | | | | | | | | 42 | 42 |
| GEOCHEMISTRY (number samples) | | | | | | | | | | | | | | | | | | | |
| Steam sediment samples | 47 | 45 | | | | | | | | | | 157 | | | | | | | 249 |
| Soil samples | | 700 | | 250 | | | | | | | | 729 | 37 | 600 | | | | | 2,316 |
| Rock samples | | | 149 | | | | | | | | 210 | 13 | 63 | | | | | | 435 |
| Reassaying old core | | | | | | | | | | | 459 | 219 | 232 | 18,000 | | | | | 18,910 |
| SURFACE DRILLING (m) | | 378 | 4,717 | 10,666 | 13,718 | 17,572 | 5,992 | 10,431 | 14,928 | 5,318 | | | 1,925 | 13,829 | | 2,794 | 25,976 | 63,190 | 191,434 |
| UNDERGROUND DRILLING (m) | | | | | | | 163 | | | | | | | | | | | | 163 |
| UNDERGROUND DRIFTING (m) | | | | | | | 850 | | | | | | | | | | | | 850 |
| LINECUTTING (line km) | | 53 | 21 | 32 | | | | | | | | | | | | | 28 | 2 | 136 |
| POST LOCATION | | | | | 267 | | 14 | | | | | | | | | | | | 281 |
| BOUNDARY SURVEYS | | | | | 21 | 47 | 3 | | | | | | | | | | | | 71 |
| AIRSTRIP CONSTRUCTION | | | | | | | | | | | | | | | | | | | |
| Galore Creek (520m x 30m) | | | | | 1 | 1 | | | | | | | | | | | | | 2 |
| Scud River (1500m x 45m) | | | | | 1 | | | | | | | | | | | | | | 1 |
| ECONOMIC EVALUATIONS | | | | | | | | | Wright | | | | | | | Hatch | Hatch | Hatch | 4 |

Numerous resource estimates using a variety of methods have been produced for the Central Zone at Galore Creek since 1968. None of the pre-2004 estimates of resources are considered by the author to be reliable and furthermore, they are not considered to be compliant with NI 43-101. These estimates are briefly discussed below strictly for an historical perspective.

Walker (1976) estimated a geological resource for the Central Zone of 160 million tonnes with grades of 0.93% Cu, 0.37 g/t Au, and 7.5 g/t Ag using a copper cutoff grade of 0.40%.

In 1974, Wright Engineers Limited produced a report entitled "Stikine Copper Project - Technical and Economic Study" for Hudson Bay Mining and Smelting Co. Limited. A mineable open pit resource was estimated at 125.2 million tonnes grading 1.06% Cu and 0.45 g/t Au with a strip ratio of 3.6:1 based on a Cu cutoff of 0.40% and a processing rate of 32,000 tons per day. Total capital cost was estimated at US$375 million for a 32,000 ton per day operation. It was concluded that the project was technically feasible with an IRR of 13.6%.

A mineral resource was estimated for the North Junction zone in 1974 by Hudson Bay. The zone was not then considered to be amenable to open pit mining but was described as "high grade and readily accessible by decline". This unclassified resource amounted to 10.8 million tonnes grading 2% Cu and 0.7 g/t Au.

In 1992, a mineral resource estimate was prepared by Mine Reserve Associates, Inc. (MRA) for Kennecott Corporation and included both the Central and Southwest Zones. This study entitled "Pre-feasibility Mining Evaluation Galore Creek Project" reported an ultimate pit resource of 256.4 million tonnes grading 0.835% Cu and 0.445 g/t Au with a strip ratio of 1.55:1. The pit was developed on the basis of "Proven and Probable reserves" of 342.5 million tonnes grading 0.64% Cu and 0.38 g/t Au. A further 105.7 million tonnes grading 0.46% Cu and 0.44 g/t Au was classified as "Possible", which is not a currently recognized "reserve" category. This latter category was not used during pit optimization but was added in to the ultimate pit resource. MRA's scope of work did not include check assay analysis or geological interpretation.

Between 1992 and 1994 various modifications were made to the pit design based on different operational and economic parameters but the underlying resource model was not altered. In 1994, Kennecott reported an "in pit" resource of 276 million tons grading 0.67% copper and 0.45 g/t gold with a strip ratio of 2.2:1.

In October, 1994, Fluor Daniel Wright Ltd. released a report entitled "Project Review - Galore Creek Property". Using the 1994 Kennecott pit resource as a base case, this economic study recommended a 29,000 tonne per day operation resulting in a 26 year mine life. Initial capital costs were estimated at $US388 million.

In August 2004, Hatch Limited (Hatch) completed a study for NovaGold entitled "Preliminary Economic Assessment for The Galore Creek Gold-Silver-Copper Project" based on an estimate of resources that was completed in April 2004. This study recommended processing 242 million tonnes (or approximately 63% of the then known resource) at a rate of 30,000 tonnes per day from the Central and Southwest Zones.

An Updated Preliminary Economic Assessment (PEA) was completed in 2006 at a prefeasibility level incorporating results from the 2004 drilling campaign. Based on that study a resource of 475 million tonnes (or approximately 43% of the known resource) would be processed at a rate of 65,000 tonnes per day from the Central, Southwest, Junction and West Fork zones. Measured and Indicated Mineral Resources were estimated to be 516.7 million tonnes grading 0.59% Cu, 0.36 g/t Au and 4.54 g/t Ag based on a 0.35% copper equivalent (CuEq) cutoff grade. Inferred Resources were estimated at 578.3 million tonnes grading 0.41% Cu, 0.42 g/t Au and 4.35 g/t Ag using a 0.35% CuEq cutoff grade. These estimates used metal prices of US$375/oz Au, US$5.50/oz Ag and US$0.90/lb Cu.

A feasibility study is currently underway by Hatch which incorporates 2005 drilling program results and the updated resource model, which is the subject of this report.

# 7.0 GEOLOGICAL SETTING

*The following is excerpted from Simpson (2003):*

The Galore Creek deposits lie in Stikinia, an accreted Terrane of Mesozoic volcanic and sedimentary rocks intruded by Cretaceous to Eocene plutonic and volcanic rocks. The eastern boundary of the Coast Plutonic complex lies about 7 kilometres to the west of the claims. The property lies within a regional transcurrent structure known as the Stikine Arch. Figure 7-1 shows a simplified regional geologic map.

**Figure 7-1: Regional Geology (from Simpson)**



Stikine
River
Galore
Creek
Galore Creek
Property
Copper
Canyon
HICKMAN
BATHOLITH
57°07'N
131°27'W
N
UPPER TRIASSIC STUHINI VOLCANICS AND MINOR SEDIMENTS
MIDDLE TRIASSIC SEDIMENTS
PERMIAN LIMESTONES AND MINOR TRIASSIC SHALE AND ARGILLITE
PERMIAN AND OLDER VOLANICS AND SEDIMENTS
CRETACEOUS COAST INTRUSIONS
UPPER TRIASSIC GALORE CREEK INTRUSIONS
EARLY JURASSIC INTRUSIONS
FAULT
THRUST FAULT
0 1 2 3 5 km
(adapted from Logan et al, 1989 and Enns et al, 1995)

## 7.1 **Stratigraphy**

The Stikinia Terrane in northern British Columbia can be grouped into four tectonostratigraphic successions.  The first, and most important as the ore hosting stratigraphy at Galore Creek, is a Late Paleozoic to Middle Jurassic island arc suite represented by the Stikine assemblage of Monger (1977), the Stuhini Group (Kerr, 1948) and the Hazelton Group.  The other tectonostratigraphic successions in the area are: the Middle Jurassic to early Late Cretaceous successor-basin sedimentary rocks of the Bowser Lake Group (Tipper and Richards, 1976); the Late Cretaceous to Tertiary transtensional continental volcanic-arc assemblages of the Sloko Group (Aiken, 1959); and the Late Tertiary to Recent post-orogenic bimodal volcanic rocks of the Edziza and Spectrum ranges.

The Stikine assemblage, the oldest known stratigraphy in the area, comprises Permian and older argillites, and mafic to felsic flows and tuffs.  The topmost stratigraphy consists of two regionally extensive Permian carbonate units which suggest a stable continental shelf depositional environment.

The Middle to Upper Triassic Stuhini Group unconformably overlies the Stikine assemblage.  Stuhini Group rocks comprise a variety of flows, tuffs, volcanic breccia and sediments, and are important host rocks to the alkaline-intrusive related gold-silver-copper mineralization at Galore Creek.  They define a volcanic edifice centered on Galore Creek and represent an Upper Triassic island arc characterized by shoshonitic and leucitic volcanic rocks (de Rosen-Spence, 1985), distal volcanoclastics and sedimentary turbidites.  The succession at Galore Creek was divided by Panteleyev (1976) into a submarine basalt and andesite lower unit overlain by more differentiated, partly sub aerial alkali-enriched flows and pyroclastic rocks.

A fault bounded wedge of unnamed Jurassic sediments overlies the Stuhini Group rocks.  The Jurassic section includes a purple to red arkosic-matrix polymictic boulder and cobble conglomerate that contains fragments of K-feldspar porphyries, probably derived from the Galore Creek Intrusive complex.

## 7.2 **Intrusive Rocks**

Three intrusive episodes have been recognized in the region.  The earliest and most important is the Middle Triassic to Middle Jurassic Hickman plutonic suite that is coeval with Upper Triassic Stuhini Group volcanic flows.  The Mount Hickman batholith comprises three plutons known as Hickman, Yehino and Nightout.  The latter two are exposed north of the map area.  The Schaft Creek porphyry copper deposit is associated with the Hickman stock, and is located 39 km northeast of Galore Creek.  This stock is crudely zoned with a pyroxene diorite core and biotite granodiorite margins.  Alkali syenites of the Galore complex like those found at the nearby Copper Canyon deposit and the pyroxene diorite bodies of the zoned Hickman pluton have been interpreted as differentiated end members of the Stuhini volcanic - Hickman plutonic suite by Barr (1966) and Souther (1972). The alkali syenites are associated with important gold-silver-copper mineralization at Galore Creek and at Copper Canyon. These rocks are believed to be at least as old as Early Jurassic in age, based on K-Ar dating of hydrothermal biotite in the syenites intruding the sequences (Allen, 1966). An Ar-Ar age of 212 Ma (Logan et al., 1989) in syenite may give the time of crystallization of the intrusive rocks at Copper Canyon, to the east of Galore Creek. More recent U-Pb dates of Galore Creek syenites have given ages ranging from 205-210 Ma (Mortensen, 1995).

Coast Range intrusions comprise the large plutonic mass west of the project area. Three texturally and compositionally distinct intrusive phases were mapped by previous workers. From inferred oldest to youngest, they are potassium feldspar megacrystic granite to monzonite; biotite hornblende diorite to granodiorite; and biotite granite.

Small Tertiary intrusive stocks and dykes likely related to the post-orogenic bimodal volcanic rocks of the Edziza Range are structurally controlled in their distribution through the project area. At Galore Creek these post-mineral basalt and felsite dykes occur as a dyke swarm in the northwest part of the property.

## 7.3 **Structure**

Logan and Koyanagi (1988) recognized three phases of deformation in the Galore Creek area (Sphaler Creek (104G/3) and Flood Glacier (104G/4) map areas). The oldest Paleozoic rocks (pre-Upper Triassic) are affected in the form of widespread penetrative planar fabrics, north to northwest-trending isoclinal folding (D1), northwest-trending upright open folding (D2), and west to northwest-trending chevron folds and kink bands (D3). D1 and D2 are characterized by regional metamorphism to greenschist facies.

Upper Triassic and younger strata are much less deformed, lack the penetrative planar fabric, and have been affected by D3 deformation shown by open box folding with west to northwest trending fold axes (Logan and Koyanagi, 1988), although two generations of folding were recognized in Triassic rocks at Galore Creek (Panteleyev, 1976). Mapping by Brown and Gunning (1988) in the Scud River area to the north also recognize this divide in structural styles, and propose four structural domains that are largely restricted to Paleozoic strata except for a post-Late Triassic contraction (Domain 4) that caused northeast-plunging tight folding in the Upper Triassic rocks. In regional studies from adjacent areas, such as Forrest Kerr-Mess Creek (Logan et al., 2000) and Western Telegraph Creek (Brown et al., 1996), two deformational phases have been proposed for Mesozoic strata: an Early Jurassic contraction that caused an angular unconformity between the Late Triassic Stuhini assemblages and Early Jurassic rocks; and a Middle or Late Jurassic to Tertiary contraction that could correlate to the D3 phase of Logan and Koyanagi (1988).

Mapping on the Galore Creek property indicates a complex sequence of events with each inheriting the geometric characteristics of those prior (Otto, pers. comm.). Fabrics recognized show evidence of syndepositional extensional (or transtension), pre-lithification compression (or transpression) followed by renewed extension during emplacement of alkaline intrusions, and then a period of post-ore compression (or transpression). Renewed extension unrelated to alkaline magmatism may have occurred during emplacement of late dykes.

## 7.4    Property Geology

The Galore Creek intrusive-volcanic complex is composed of multiple intrusions emplaced into volcanic and sedimentary rocks of similar composition.  Country rocks to the syenite intrusions are volcanic flows and volcaniclastic sediments, with subordinate greywacke, siltstone and local conglomerate (Enns et al., 1995).  Augite-bearing volcanic flows and tuffs underlie and are interbedded with the pseudoleucite-bearing and orthoclase-bearing flows, tuffaceous and fragmental units, which are prominent in the south and southwest parts of the complex (Enns et al., 1995).  Multiple alkali syenite intrusive phases occur in the complex and are divided into the pre- to syn-mineralization intrusives (I1 to I4), syn- to post-mineralization intrusives (I5 to I9) and post-mineralization intrusives (I10 to I12).  The complex is centered in the west fork of Galore Creek and is approximately 5 kilometres in length and 2 kilometres in width. To date, twelve copper-gold-silver mineralized zones have been identified on the property. Most zones, including the Central, North Junction, Junction, Middle Creek, West Rim, Butte and South 110, occur in highly altered volcanic rocks and to a lesser degree in syenite intrusions. The Southwest, Opulent Vein, and Saddle zones are hosted by breccias and the North Rim and West Fork zones occur within syenite intrusions.   Figure 7-2 is a simplified geologic map of the Galore Creek property.

## 7.5    Lithologic Descriptions

Property-wide there are 107 different lithology codes which are summarized in Appendix 1.  Stikine Copper Limited delineated the first 100 codes in 1991.  Seven additional codes were created in 2004 by NovaGold.

Roughly 30 primary rock types exist, most of which have subdivisions based on textural or temporal differences.  Textural subdivisions exist for volcanic rocks, intrusive rocks, and breccias, and are self-explanatory.  Temporal relationships of mineralization and cross-cutting intrusive relationships define the subdivisions for intrusive rocks.  The necessity of such a detailed classification scheme is currently under review, as a simplified scheme will assist correlation of data within the model.

**Figure 7-2: Local Geology (after Simpson)**


North Rim Creek
CAMP
East Fork Galore Creek
North 110 Creek
Saddle Ridge
West Fork Galore Creek
0
1000
metres
(Enns, et al 1994)
LAVENDER PORPHYRY
LATE GREY MEDIUM GRAINED SYENITE PORPHYRY
LATE K-FELDSPAR MEGAPORPHYRY
EARLY K-FELDSPAR MEGAPORPHYRY
MEDIUM GRAINED EQUIGRANULAR SYENITE
FINE GRAINED SYENITE
DARK SYENITE PORPHYRY
UNDIFFERENTIATED VOLCANICS AND MINOR SEDIMENTS
ORTHOMAGMATIC BRECCIA
DIATREME BRECCIA
FAULT
MYLONITE ZONE
MINERALIZED ZONES
1 SOUTHWEST
2 BUTTE
3 WEST RIM
4 JUNCTION
5 NORTH JUNCTION
6 NORTH RIM
7 MIDDLE CREEK
8 CENTRAL
9 WEST FORK GLACIER
10 SOUTH BUTTE
11 SADDLE
12 NORTH 110

## 8.0    DEPOSIT TYPES

*This section has been adapted from Hatch et al. (2005).*

The Galore Creek property is situated within and associated with a curvilinear belt of bi-modal calc-alkaline and alkaline Upper Triassic-lower Jurassic Nicola-Takla-Stuhini volcanic assemblages and comagmatic plutons and associated porphyry Cu-Mo and Cu-Au-Ag deposits, respectively, that extend along the Intermountain Belt from south of the British Columbia-Washington border along Quesnel Trough through the Stikine region and into the Whitehorse Trough, Yukon Territory. Several major alkalic porphyry deposits ranging in age from 175 to 201 million years associated with alkalic stocks, dykes and intrusive breccias controlled by north to northwest trending major fault structures are known along this belt including Mt. Polley, Copper Mountain-Ingerbelle, Afton, Cariboo Bell, Lorraine and Gnat lake deposits (Barr, D. A., et al.).

These deposits tend to occur in regions of fault intersections and are controlled by fractured and/or brecciated zones. Deposits typically show extensive alteration products and sulphides and often lack the classic zoning of calc-alkaline porphyries due to the absence or poorly developed nature of phyllic and argillic zones. Also, alteration zoning patterns tend to be asymmetric as opposed to symmetrical and concentric typical of calc-alkaline deposits. Potassic flooded (i.e. K-feldspar and biotite) core zones or replacement bodies and propylitic altered (i.e. chlorite, epidote and albite) peripheral zones are typical of the alkalic deposits. Copper zones (i.e. chalcopyrite and minor bornite with gold and silver values) usually occur central to the alteration systems although in some cases they occur within the propylitic zone. Sulphides typically occur as fracture fillings (though rarely at Galore) and as disseminated grains, massive lenses and pods and in breccias. Magnetite is commonly associated with these systems and may either coincide with sulphide zones or occur peripheral to the copper zones. Calc-silicate alteration products, including andradite to grossularite garnets, occur within the potassic zones at Galore Creek.  Abundant anhydrite is also present.

As described above, NovaGold has been exploring these "copper-gold porphyry" deposits since 2003.

## 9.0    MINERALIZATION

*This section has been adapted from Hatch et al. (2005)*

Mineralization at Galore Creek occurs in upper Triassic felsic to intermediate volcanic flows and fragmental rocks.  It is associated most closely with intense, pervasive K-silicate alteration as replacements, disseminated and fracture-controlled chalcopyrite with locally abundant bornite. Higher gold values are normally associated with bornite mineralization.

Four mineralized zones of potentially economic interest have been explored at Galore Creek.  These are the Central Zone, Southwest Zone, Junction Zone and West Fork Zone. Other target areas include Middle Creek, Butte, West Rim, North Rim and Saddle Zones.

### 9.1    Central Zone

The Central Zone is the largest and most extensively explored of all the deposits and is characterized by fairly complex geology.  Mineralization is exposed in the southern part of the zone, but elsewhere it is covered by up to 75 metres of glacial overburden.  Between 80% and 90% of the copper-gold-silver occurs as sulfide replacement of the host volcanic rocks.  The grade of the mineralization commonly exceeds 1% Cu decreasing rapidly at the margin of the zone.

The long axis of the Central Zone deposit has an orientation of 015° and dips steeply to the west. It is 1,700 metres long, 200 to 500 metres wide and has been traced to a depth of 450 metres and remains open.  The eastern boundary of the Central Zone mineralization lies near the surface projection of a major, steeply west-dipping, brittle normal fault.  In the west and south, mineralization is partially truncated by post-mineral megaporphyry dykes.  Intense SAC alteration has obliterated mineralization in the northwestern part of the Central Zone. In the north, mineralized volcanic rocks end abruptly against a thick sequence of weakly to unmineralized epiclastic sedimentary and volcanic rocks as a result of a WNW-oriented post mineral fault.  Either the East Fork or North Boundary Fault may displace the mineralization to the northwest of its current trend.

The Central Zone exhibits considerable internal variations in both mineralization and alteration.  Hydrothermal alteration changes from Ca-K-silicate in the core region to intense K-silicate alteration toward the north and south parts of the zone.  In terms of gold-silver-copper replacement mineralization, the most favorable volcanic lithologies are the pseudoleucite-bearing volcanic rocks in the north and the dark crystal tuffs in the south.  Augite-bearing units in the north are low to moderate in copper content and the core of the deposit hosts a mineralized orthomagmatic breccia.  Gold values are highest in the northern and southern portions of the Central Zone where significant disseminated bornite, magnetite and hematite are present. Lower gold grades correlate with the intense Ca-K-silicate altered core region. Chalcopyrite is the most important copper mineral and occurs as replacements, disseminations and fracture fillings throughout the zone.  Supergene copper mineralization is minor and occurs primarily as malachite, azurite and chrysocolla on fractures, generally within 60 metres of the surface. Pyrite increases in abundance to the east of the Central Zone reaching concentrations of up to 5%.

## 9.2    **Southwest Zone**

The Southwest Zone is located about 600 metres southwest of the south end of the Central Zone and contains some of the highest grade near surface gold mineralization.   At Galore Creek, Kennecott envisioned the southwest area as a potential high-grade starter pit.  Drilling has outlined an elongate pod-shaped body that trends roughly east-west and dips approximately 60° to the south.  The zone is up to 400 metres long and may be as wide as 140 metres; however, the 1991 drilling suggests that the zone narrows at both the eastern and western ends of the deposit; additionally, the 2005 drilling suggests that the zone remains open along strike and at depth. The Southwest Zone is still open at depth. Primary hosts for the Southwest mineralization are a diatreme breccia and an early-phase syenite intrusion. Localization of high-grade copper-gold-silver mineralization within the breccia appears to be related to a combination of structural traps. Located primarily on the footwall side of the Southwest Fault, the deposit is zoned from a central copper-gold core out to a gold halo.

## 9.3    **Junction Zones**

The Junction and North Junction Zones lie about 2 kilometres northwest of the Central Zone and about 460 metres higher in elevation.  They are a series of irregular, generally flat-lying manto-shaped bodies plunging about 20° to the northeast.  These two zones may have been a single deposit that was originally 1,400 metres in length before it was faulted.  Width of the zones varies from 50 to 150 metres. Higher gold and copper grades correlate with the presence of bornite in the North Junction Zone.  The mineralization, consisting of disseminated chalcopyrite and bornite, is hosted in both the Junction porphyry (JP) and the Late-Junction porphyry and orthoclase syenite megaporphyry (i5). K-silicate alteration consisting of pervasive hydrothermal biotite and K-feldspar flooding is associated with the mineralization.  A large mass of late-mineral I9b megaporphyry truncates the zone on the west.

## 9.4    **West Fork Zone**

The West Fork Zone lies in the valley floor less than one kilometre south of the Central Zone and less than 50 metres higher in elevation. West Fork contains two adjacent but distinctly different styles of mineralization: disseminated sulfide replacements similar to portions of the Central zone, and massive veining. The disseminated mineralization is characterized by disseminated chalcopyrite and bornite hosted by a combination of intrusive and volcanic rocks. Higher grade disseminated zones appear to be controlled by structures, though distinct veining is absent.

The Opulent vein, which consists of massive chalcopyrite, bornite and magnetite, defines the other style of mineralization at West Fork. Sulfide textures indicate fissure-style fillings of open space, but associated calc-silicate gangue minerals, possibly tremolite, indicate replacement. The known extent of the Opulent vein is limited within a breccia mass and strikes approximately 355° with a steep west dip. The extent of the zone is 150 metres in length and 100 metres in depth. Within the vein, grade is continuous.

*The following section has been adapted from Rescan (2005)*

### 9.5    **Middle Creek Zone**

Middle Creek is located approximately one kilometre west of the Central Zone. In 1991, field mapping found mineralization reported by prospectors in the mid-1960's. Mineralization is characterized by finely disseminated bornite, chalcopyrite and magnetite associated with pervasive fine-grained biotite and garnet alteration, hosted in a breccia or volcaniclastic unit. The mineralized zone has a lateral extent of 200 metres, a vertical extent of 150 metres and is open in all directions. In 2005, drilling in the Middle Creek area encountered a hole which showed significant grade (approximately 1.1% Cu) over a 50-metre intercept. The grade from that intercept was attributed to the presence of malachite and native copper and prompted a copper oxide and copper solubility study. The results of this study found Middle Creek to be the most oxidized zone discovered to date on the Galore Creek property.

### 9.6    **Butte Zone**

The Butte deposit lies along the western margin of the Galore Creek complex. The Butte zone contains northeasterly striking, west dipping zones of disseminated chalcopyrite and bornite hosted in K-silicate altered pseudoleucite-bearing volcanics. The mineralized zones can be traced intermittently for over 200 metres within a 1.2 kilometre target area. At the surface, mineralization grades up to 2.18% copper and 0.5 g/t across 96.6 metres. The zone is truncated at depth by post-mineral (i11) intrusions. Surface mapping in the 1960's revealed outcrop mineralization in the Lower Butte area. Drilling by NovaGold in 2005 intercepted a zone of 0.729% copper across 84 metres, making this new discovery a target for future exploration. The continuity of mineralization is not well understood at this time due to limited drilling information.

### 9.7    **West Rim Zone**

The West Rim Zone consists of NE-striking, west-dipping zones of disseminated chalcopyrite and bornite. Drilling in 1964 on the West Rim deposit intersected 48.8 metres grading 0.8% copper. This zone is hosted by volcanic tuffs with intense K-silicate alteration and is truncated at depth by I9b megaporphyry intrusions. The orientation, size, distribution and continuity of mineralization are not understood due to a lack of drilling.

## 9.8    **North Rim Zone**

Between 1963 and 1991, ten holes were drilled into the North Rim Zone located about 1,600 metres north northwest from the Central Zone.  Drilling across the zone is sparse and covers an area of 500 metres by 700 metres.  This zone is characterized as a broad area of widespread weak copper mineralization that was discovered in outcrop, and subsequent exploration revealed coincident copper-gold geochemical and chargeability anomalies.  Two holes intersected zones of low grade copper (0.3-0.4%) over widths of 21-24 metres with accompanying gold grades up to 0.5 g/t.  The last two holes intersected many narrower (<10m) intervals grading 0.3-1.0 g/t and one as high as 6.34 g/t over 3 metres.  Spotty copper grades above 0.3% were also present.  The area is underlain mainly by intrusive phases cut by small orthomagmatic breccia bodies with magnetite-rich matrix and Ca-K-silicate alteration.  Due to the incomplete nature of drilling in this area, the orientation, distribution, and continuity of mineralization is not understood.

## 9.9    **Saddle Zone**

The Saddle Zone lies 2.6 kilometres southeast of the Central Zone and is hosted by a breccia dominated by a matrix of magnetite.  Four holes were drilled here between 1954 and 1963 and two more added in 1990.  The later holes intersected two 12-metre zones of mineralization grading 0.55% copper and 2.19 g/t gold, and 2.49% copper and 3.98 g/t gold, respectively.  Three of the older holes also intersected low to moderate copper and high gold grades (between 1.0 and 6.9 g/t Au) but gold analyses were incomplete.  An adjacent occurrence named the South 110 Zone is possibly a continuation of the Saddle Zone to the north.  The four completed drill holes in this area do not adequately define the geometry, orientation, distribution, and continuity of mineralization for this zone.

## 10.0  EXPLORATION

The aims of the 2005 exploration drill program were to upgrade resource blocks within the main deposits, to test for extensions of known mineralization, and to explore for new targets within the Galore Creek valley.  Additional drilling was utilized for engineering and environmental testing.  Mapping focused on defining drill targets, major structures, and alteration assemblages, as well as recognizing sedimentary facies transitions.  The geophysical exploration program included a wide-spaced Vector IP reconnaissance program and Induced Polarization surveys both south of the Central Zone and along the East Fork of Galore Creek.

The 2005 Galore Creek diamond drill program included 63,189.89 metres of HQ and NQ sized core recovered from 260 diamond drill holes.  213 holes, totaling 61,320.88 metres, were part of the geology exploration drill program with the remaining 37 holes drilled for geotechnical purposes.

### 10.1  Extent of All Relevant Exploration

Geological mapping, along with results from surface geochemical and geophysical studies, have added considerable value to the project.  Table 10-1 lists the relevant exploration work that has been completed at Galore Creek along with the contractor name and supervisor.

**Table 10-1:  Relevant Exploration Work**

| Job Function / Year | Supervisor | Contractors | Work Performed |
|---|---|---|---|
| **Geology** | | | |
| 1957-91 | unknown | unknown | |
| 2003 | Scott Petsel | Vancouver | Petrography |
| 2004 | Scott Petsel | John Proffett, | Mapping,  Petrography |
| 2005 | Scott Petsel Don Penner | John Proffett, Vancouver | Mapping,  Petrography |
| **Laboratory** | | | |
| 1957-89 | | unknown | |
| 1990 | | TSL Laboratories | |
| 1991 | | Min-En | |
| 2003 | | ALS Chemex | |
| 2004 | | ALS Chemex | Geochemical Analysis |
| 2005 | | ALS Chemex | Geochemical Analysis |
| **Geophysics** | | | |
| 1962 | Norman | | Airborne Mag |
| 1964 | R.A. Bell & P.G. | | IP |
| 1966 | R.D. Falconer | | IP, Ground Mag |
| 1989 | A.D. Ettlinger, et | Aerodat | Airborne EM |
| 2004 | Lou O'Connor | Fugro, Zonge, | Airborne Mag, Radiometrics, |
| 2005 | Lou O'Connor | Frontier | IP |
| **Drilling** | | | |
| 1957-90 | | | |
| 2003 | Scott Petsel | Britton Brothers | HQ and NQ diamond drilling |
| 2004 | Scott Petsel | Britton Brothers | HQ,NQ and BQ diamond |
| 2005 | Scott Petsel Don Penner | Hy-Tech, Cyr | HQ and NQ diamond drilling |

## 10.2   Results of Surveys, Procedures and Parameters

Regional stream silt geochemistry was instrumental in the discovery of the mineralization at Galore Creek and more detailed silt sampling programs were carried out in 1960-61 and 1989.

A significant area of the property lacks sufficient soil development for soil geochemistry to be of any practical use. Soil grids were established in the areas around the North Rim and Southwest zones. A few reconnaissance traverse soil lines were also sampled along topographic contours between the Saddle Zone and the Central Zone.

In 1991, 600 soil samples were collected from a grid established in the North Junction / North Rim area. Samples were taken on 20-metre stations along lines spaced 100 metres apart. A coincident Cu-Au soil anomaly with peak values of 9060 ppm copper and 550 ppb gold was located over the North Rim area. A total of 63 surface rock chip samples were also collected from various outcrops on the property.

At least two previous geophysical surveys, dating back to 1961, have been conducted on the Galore Creek property.  In the period of 1961 to 1967, major surveys included aeromagnetics, dipole-dipole IP/Resistivity, ground magnetics and AMT. Between 1989 and 1991 a second episode of geophysical exploration occurred. Surveys included an Aerodat helicopter magnetic survey, EM and radiometric survey, ground magnetics/VLF and 60-metre pole-dipole IP/Resistivity surveys.

Geophysical surveys completed at Galore Creek during 2004 included the following:

- A helicopter flown by Fugro Airborne Surveys supported magnetic and radiometric surveys to the north and east covering the Grace and Copper Canyon claims and covered 1,072 line kilometres.

- Wide-spaced, large dipole IP/Resistivity lines combined with 2D IP/Resistivity modeling were used to extend the depth of mineral exploration. The work was conducted by Zonge Engineering, and covered approximately 28 linear kilometres on 17 lines using a 100 or 150-metre dipole-dipole array.

- Shallow seismic refraction surveys for engineering design were run by Frontier Geosciences. The survey covered a total of 10.5 kilometres on 11 lines using 10-metre spaced geophones.

- A ground magnetics survey was completed by Aurora Geophysics that used a 25 metre line spacing with 5 metre stations across the Opulent vein in the West Fork area.

The 2005 geophysical exploration program included a wide-spaced, Vector IP reconnaissance program, a 2 kilometre line of 100-metre pole-dipole IP/resistivity (Line 18) along the south bank of the East Fork of Galore Creek and a 1.5 kilometre by 1.5 kilometre 3D IP survey south of the Central Zone. The surveys were conducted by Frontier Geosciences using their PC based full waveform time domain IP receiver. The reconnaissance survey recorded 55 wide-spaced IP and resistivity stations in an area of 40 square kilometres. This survey produced anomalous IP responses over the entire survey area with relatively lower IP responses associated with the Central Zone and north along the Galore Creek drainage. Survey results are consistent with a large sulphide alteration system associated with a porphyry copper system. Line 18 was run to get detailed information across an area of high reconnaissance IP responses in the East Fork of Galore Creek drainage. Drilling showed that the IP responses were associated with barren pyrite. The 3D IP survey used a pole transmitter and 100 and 200-metre receiving dipoles located north and south of the transmitter lines to build a 3D mesh of readings. Inverted models showed a surface resistivity low associated with overburden and fractured rock and surprisingly low IP effects compared to previous 2D model data.

10.3  **Underground Development**

*This section has been adapted from Hatch et al. (2004).*

In order to extract a 50-ton bulk sample for pilot plant testing, an adit was driven into the Central Zone and samples were collected from four crosscuts. The work was carried out by Haste Mine Development between August 1966 and January 1967 and totaled 799 metres of underground drifting (2m x 2m). The rock quality in this part of the Central Zone was found to be generally weak and intensely fractured in gypsum-free areas, but tough and competent in zones of gypsum cementation.

Seven underground diamond drill holes were collared from the 2070 adit. Severe recovery problems were encountered because the holes were of small diameter and drilled sub parallel to the flat-lying, sheet fractures. No assay data were located for these holes.

Sampling of the adit and drift ribs was carried out over continuous horizontal 3-metre intervals plus vertical channels alongside the traces of diamond drill holes. Although commonly referred to as "channel" samples, one internal memo described them as "contentious (sic) chip samples". The vertical samples taken adjacent to the drill hole traces correlated within 0.1% copper. There was considerable variability between rib samples that were collected from opposite sides of the drift, particularly in higher-grade areas above 1.5% Cu where massive blebs of chalcopyrite were randomly distributed.  In these areas variations often exceeded 0.4% copper for opposing walls. Subsequent check sampling along some of the same channels confirmed this variation.

At the North Junction Zone, a smaller adit (1.2m x 2.1m) was collared in badly fractured and altered tuff. After driving through 26 metres of material grading about 0.5% copper, a low-grade dike was encountered. Total length of the adit was 51 metres.

## 11.0   DRILLING

*Refer to Simpson, 2003; Hatch et al., 2004; and Morris 2005 for more information on drilling prior to the 2003 programs.*

### 11.1   **Pre-2003 Drilling**

Prior to NovaGold's involvement with Galore Creek in 2003, there were about 439 diamond core drill holes completed totaling 99,637 metres.  Most of these holes were located in the Central Zone, with lesser amounts of work conducted on eleven other areas.  Some of the mineralized zones only received reconnaissance level drilling.

During the 1970's drilling was principally confined to the Central Zone with nine holes drilled into the North Junction Zone.  In the Central Zone the average core recovery was between 75% and 85% with the poorest recovery at depths between the surface and 90 metres where open sheet fractures were encountered.  At depths below 90 metres, core recovery typically approached 100%.  In the North Junction Zone core recovery averaged about 60% due to shattered and sheared sections that were encountered both near the surface and at various intervals throughout the holes.

### 11.2   **2003 NovaGold Drilling**

During 2003, NovaGold completed an eight hole 3,000-metre drill program to verify previous results and to better understand grade variability, mineral zonation and potential controls of mineralization.  Particular emphasis was directed at understanding the variability of gold content in the deposit.  All eight diamond core holes were angle drilled in order to intersect the mineralized structures as close to right angles as possible.  All six holes within the Central Zone were drilled towards the east and focused on the gold-rich lenses at the north and south ends of the zone as well as the central, higher-grade copper replacement zone.  The two remaining holes were drilled in the Southwest Zone.  These holes were angled towards the north.  In addition, two holes were lost in overburden and not completed. All of the 2003 drilling was completed at NQ size.  NovaGold's core storage and handling methods that were developed in 2003 and subsequently used for their 2004–2006 campaigns are described in more detail in Sections 11.4 and 11.5.

Drill hole GC03-441, drilled in 2003, was targeted to test both an upper mineralized horizon and the potential for a lower mineralized zone. The hole successfully intersected the upper horizon and encountered a new mineralized horizon that had not been tested in previous drilling and is now known as the Bountiful Zone. The intercept totaled 65 metres in width and did not exit the mineralized section before the hole was terminated.

## 11.3  **2004 NovaGold Drilling**

Diamond drilling in 2004 targeted eight different mineralized areas: the Central Zone (which includes the North Gold Lens, Central Replacement Zone, and South Gold Lens), the Copper Canyon property, the Gap Zone, the Grace claims, the North Junction Zone, the Saddle Zone, the Southwest Zone, and the West Fork Zone.  Drill hole collar locations were selected to test surface mineralization and geophysical targets, confirm results from past drilling, and to extend the limits of known mineralization. Britton Brothers Diamond Drilling out of Smithers B.C. completed the 2004 work using both skid and helicopter portable drill rigs.  All of the 2004 drilling on the property has been continuous core diamond drilling, using HQ, NQ and BQ size core.  Exploration drilling in 2004 resulted in the discovery of the West Fork and Opulent Zones.

## 11.4  **2005 NovaGold Drilling**

Diamond drilling in 2005 primarily focused on (1) infill drilling and upgrading of Inferred and Indicated Mineral Resource blocks to Indicated and Measured status within proposed pits; (2) delineation of pit boundaries, which were based on the 2004 resource model; (3) expansion and/or extension of known mineralization through step-out drilling; (4) targeting of known surface mineralization and structures based on previous mapping; (5) targeting of previously identified geophysical anomalies; and (6) geotechnical and environmental drilling for future assessment.  Due to the large scale nature of the 2005 program, NovaGold subdivided the Galore Creek Project into four discrete areas with geologic teams assigned to each area.  Team 1 was responsible for the Central Zone (which includes the North Gold Lens, Central Replacement Zone, and South Gold Lens). Team 2 was responsible for Exploration/Reconnaissance targets (which includes Middle Creek, Butte, North Rim, the Grace Claims, and IP and Airborne Magnetic Drilling). Team 3 was responsible for the Southwest and West Fork Zones, as well as the "Gap" between these two zones.  Team 4 was responsible for the North Junction Zone and the Copper Canyon Property.

The 2005 drilling work was completed by two companies: Cyr Drilling International Ltd. of Winnipeg, Manitoba who provided three Longyear 38 skid-mounted drill rigs, and Hy-Tech Drilling Ltd. of Smithers, British Columbia who provided five custom-built S-5, S-10 and B-15, helicopter supported fly rigs.  HQ-sized rods were used in drilling through the "broken" rock and NQ-sized rods through "stick" rock. The holes were surveyed using Reflex down-hole cameras on 50-metre intervals. Oriented core measurements were taken on roughly 20% of the exploration drill holes. Most geotechnical holes and all water-monitoring holes were drilled with two HT-750 top drive rotary drill rigs, provided by Foundex Explorations Ltd. of Surrey, British Columbia. Triple tube core barrels were used for all geotechnical drill holes and whenever possible, each drill run was oriented using an Ezy-Mark core orientation tool.

11.5 **2003-2005 Drilling Procedures**

The procedures used to locate exploration drill holes between 2003 and 2005 were generally as follows: the proposed drill site was located in the field by a geologist using a hand-held GPS unit; a pad was then built and the drill rig placed on the site by helicopter or dragged into position using a bulldozer. The orientation of the drill hole was set by the geologist with a set of pickets to provide the azimuth for the angle hole. The inclination (dip) of the drill hole was also noted on the alignment pickets. Typically most drills were checked by a geologist before drilling began to verify azimuth and inclination. Upon completion, drill hole collars were surveyed using a differential GPS with an Ashtech receiver. Down-hole surveys were completed using a Reflex E-Z-shot tool on 50-metre intervals. In most cases the drill pipe was removed from the hole with surface casing occasionally left to mark the hole location. When casing was not left in the hole a cement plug and wooden stake were used to identify hole locations. Artesian holes were plugged and capped to minimize surface water flow in the area.

All drill core was transported by helicopter or truck in secure core "baskets" to the Galore camp for logging and sampling. Although the rocks are complicated and their genetic interpretations may vary slightly from those determined historically, a policy of "correlateable units" was used and rocks were coded according to the historic nomenclature. Additionally, a few new rock codes were created to accommodate lithologies found in 2005 that were not present in the rock type dictionary.

Logging included coded and textural descriptions of lithology, alteration, mineralization, structure, core recovery and rock quality designation (RQD). Geotechnical measurements, including rock strength, specific gravity, fracture density, and fracture filling were also recorded. Data were entered in an Access database using DDH Tool, an in-house front-end data entry program constructed in Visual Basic. After geologic and geotechnical logging, the core was photographed and one sample for approximately every ten metres of core was selected for point load testing and specific gravity measurements. Once the core was sawed, half was sent to ALS Chemex Labs for analysis and the other half stored at the Galore Creek camp for future inspection. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 17 core samples. Petrographic analyses in 2005 were completed on 17 samples by Vancouver Petrographics; these include Galore Creek and historic drill core samples.

11.6 **Sample Length/True Thickness**

Sample intervals were determined by the geological relationships observed in the core and limited to a 3-metre maximum length and 1-metre minimum length. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

The term "true thickness" is not generally applicable to porphyry-like deposits as the entire rock mass is potentially ore grade material and there is often no preferred orientation to the mineralization. Because of the potential of ore grade material through the entire length of the hole, sampling was generally continuous from the top to the bottom of the drill hole. The mineralization is generally confined to three main lithologies: volcanic rocks, intrusive rocks, and breccias. These lithologies form large massive bodies within the Galore Creek deposit.

Appendix 2 summarizes all significant drill hole intercepts. A 1% total copper cutoff grade was used to summarize the significant drill hole intercepts.

## 12.0   SAMPLING METHOD AND APPROACH

Samples in the Galore Creek project database come only from drill core; there are no trench or grab samples in the database.   Drill hole sample intervals in 2005 were determined by a geologist and averaged 2.4 metres in length.   Due to the style of mineralization and difficulty in determining potential ore from non-ore material, all of the cored material from each drill hole was sampled.   When the hole was in unmineralized rock the sample length was generally 3.0 metres, which provides a representative sample weight for NQ core.   In mineralized units, the sample length was shortened to 2.0 metres. The core recovery was very high with an average of ~88% in 2005.

Unsampled intervals (from older drilling programs) were mainly late stage, post mineral dykes.   Core was split using a diamond saw (older programs used a mechanical splitter).   One half of the core was returned to the core box and the other half shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Pulps and coarse rejects were stored either on site, in a warehouse in Smithers or in Vancouver. Those remaining on site are in degraded sample bags and are not considered worth salvaging.

Core has been stored in either plastic, galvanized steel or wooden boxes. All have been marked with metal tags inscribed with the hole number and interval.   An estimated 1,500 metres of core was spilled in 1972 due to the collapse of a core storage rack.   In the winter of 1976 one core shed collapsed and although most of the core was rescued, a number of intervals were not salvageable. Core from the Central Zone was largely re-logged as part of the 1991 exploration program. It is now stacked on pallets exposed to the elements and the top layers have suffered deterioration from weathering. Several intervals have also been removed in the past for the purposes of metallurgical testing.   Other intervals have been ¼ split for check assaying.

No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs. During the 1991 program, every twentieth sample was re-assayed by an umpire laboratory and internal checks were performed by the main assay laboratory.   A QA/QC program was instituted and consisted of assaying duplicate samples along with the insertion of standard reference materials (SRM's) and blanks.   A list of all drill hole samples that were used to estimate Mineral Resources is shown in Table 12-1 by mineralized zone.

**Table 12-1:  Summary of Drill Hole Data**

| Mineral Zone | No. of Holes | Metres Drilled |
|---|---|---|
| Butte | 6 | 1,703.20 |
| Central Replacement Zone | 406 | 104,333.70 |
| Gap | 10 | 3,164.60 |
| Grace | 27 | 4,695.32 |
| Junction | 15 | 2,751.25 |
| Middle Creek | 21 | 4,993.21 |
| North Junction | 41 | 10,432.22 |
| North Rim | 15 | 2,865.64 |
| Proffitt | 5 | 799.48 |
| Reconnaissance | 46 | 9,909.65 |
| Saddle | 10 | 1,360.52 |
| Southwest Zone | 86 | 21,710.49 |
| West Fork | 66 | 17,708.38 |
| West Rim | 4 | 838.84 |
| **Grand Total** | **758** | **187,266.50** |

Notes:  1 - The "Gap" is the area between the Central and Southwest Zones. 2 - "Reconnaissance" holes were drilled in areas outside of defined zones.

## 13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY

The Galore Creek project has seen many different sampling campaigns. The first drilling was completed in 1961 and very little is known about the sample preparation, analysis or security from the first three years of drilling.

### 13.1   Pre-2003 Samples

*This section has been adapted from Simpson (2003).*

Sample preparation has gone through several transitions since the early drilling in the 1960's.  Prior to 1964, drill core was split in 3-metre lengths then half of the core was shipped to Coast Edridge laboratory in Vancouver for copper assay.  Apparently some 30-metre-long composites were assayed for gold during this period.

In 1964, a small assay laboratory was constructed on site and during the first season of operation, processed 3,747 samples. Half of the split core was crushed on site to ¼ inch then a 340 gram split was separated using a Jones riffle splitter. At the lab the sample was split and crushed to –10 mesh then 95% of the crushed material was pulverized to -100 mesh and assayed for copper using a double digestion with titration and colorimetric determinations. Intervals that reached or exceeded a minimum copper grade of 0.4% over intervals of 12 to 18 metres were composited and shipped to Coast Edridge for gold and silver assaying. It is not known if these pulps were re-homogenized before compositing. Within distinctly anomalous gold intervals, there are gaps in the original sampling. Early gold assays performed on 30.5 metre composites contradict strongly with later 12-18 metre long composites assayed. The later composites were assayed by a commercial lab then checked by the Kennecott Research Centre Lab (located in Salt Lake City, Utah) and are considered to be reasonably accurate.  The author does not know whether the Kennecott lab was certified.

During 1964, cross checking of Galore Creek laboratory copper analyses was carried out on a routine basis by Kennco Explorations laboratory in North Vancouver and at Coast Eldridge Laboratory.  The author is unaware of where the now defunct Coast Eldridge Lab was located or if it was certified.  Several samples were also checked at Hawley and Hawley assayers of Tucson and by Bear Creek Laboratory in Denver.

In 1966, composites from the Central Zone were reportedly re-assayed for gold and silver after discrepancies were found between the values obtained in 1964 and 1965. The re-assay was carried out at the Kennco Laboratory in North Vancouver. The results showed marginal increases in gold and silver content. Assay certificates could not be located for either the original or re-assayed material.

In 1967, the pulps from 140 samples were split and a portion analyzed by five separate laboratories; Coast Edridge, Sudbury and three of Kennecott's labs.  A standard was included with the samples in order to check the reproducibility of the method being used. Comparison of the standards showed that the Coast Eldridge laboratory (using the titration method) was the least reliable. The field lab assays compared well with atomic absorption analyses at other labs. The author is unaware of what lab in Sudbury, Ontario was used. Similarly the author is unaware of the location of the three Kennecott labs or if they were certified.

In the 1970's programs, the split half of the core samples were still crushed on site to ½ inch and split to obtain a ¾ lb sample. This was further crushed in a cone crusher then placed in Kraft paper bags and shipped by air in locked metal boxes to either the Kennco Exploration Lab in North Vancouver (1972/73), or Chemex Lab (1974) for assay. Assaying for Au and Ag was only performed on composite samples (up to 15m) which averaged over 0.4% Cu. No information on check assays or quality control from the 1970's drill programs could be located. All coarse rejects from the 1970's were stored on the property. The author is unaware of the location of the Chemex Lab that was used in 1974 or if the lab was certified.

During the 1990 drill program carried out by Mingold, half of the split core was crushed on site to ¼ inch (6.35 mm) and a 300-325 gram split was taken and shipped to Min-En Laboratory in Smithers for further processing and assaying. For gold analysis, a 30 gram sample split underwent fire assay pre-concentration with an A.A. finish. Samples in excess of 1000 ppb Au were re-assayed. If high copper content was noted in drill logs the sample was directly fire assayed. If gold content reached or exceeded 3.11 g/t (0.1 oz/ton) then the reject portion of the sample was shipped to the Min-En lab in Vancouver for metallic screen fire assaying. For this process, the entire reject was pulverized to -120 mesh, recombined with the previous pulp portion and metallic screened for +120 mesh gold. Two 30-gram assays were then completed on the -120 mesh fraction and the results averaged. The values from both fractions (+120/-120) were then mathematically combined to produce a net gold value. Copper and silver analyses were done on a 2-gram sample split from the initial pulp. No check assays were documented and rejects were stored on site.

In 1991 sample preparation was modified on recommendations from Min-En after they undertook a number of tests on coarse reject core samples. The raw core was crushed to 3mm and a 500 gram split taken, pulverized to 95% passing -120 mesh then rolled and bagged for analysis. The remaining reject was bagged and stored in Smithers. Samples were fire assayed using a one assay ton sample weight. For each batch of 24 samples a blank and a standard were submitted. When the value of the standard fell outside of a 95% confidence limit the entire batch was re-run.

Internal monitoring of copper assays was routinely conducted on 50 sample batches. The top 10% of all gold assays per page were rechecked and reported in duplicate along with the standard and blank. Every 20th sample was shipped to Eco-Tech laboratories of Kamloops for check assay. The check assays showed reasonable correlation for copper and fairly good correlation with gold at grades exceeding 0.25 g/t, although Eco-Tech assays tended to be marginally higher. Gold grades below 0.25 g/t showed considerable variation.

During 1991, metallic screening of high-grade gold samples was not routinely carried out. Min-En laboratories tested three high-grade gold samples (+3 g/t) for metallic gold content. Based on this preliminary work they concluded metallic or coarse particles could have influenced high gold assays at Galore Creek. Min-En recommended that metallic gold assays be done on composite samples from high grade zones prior to further resource estimation. A comprehensive re-assay program was undertaken in 1991 to reliably establish the distribution and grade of gold mineralization in the Central Zone. This was mainly due to the absence of continuous gold assays from drill holes completed before 1990. Thirty-one holes drilled in the Central Zone during the 1960's and 70's had no gold assays and the remainder only had gold and silver assays performed on composited mineralized zones (+0.4 % Cu). A total of 100 tonnes of samples were shipped from the property to Min-En laboratories in Smithers, B.C. for assay. This total encompassed 18,784 samples from the Central, Southwest and North Junction Zones with 95% of the samples from the Central Zone. The sample total included 12,786 coarse reject samples from earlier drilling and underground sampling and 5,990 core samples from pre-1991 Central Zone drilling. Results from about 600 of the reject samples could not be used due to problems with duplicate sample numbers.

## 13.2  **2003-2004 NovaGold Samples**

NovaGold's work during the 2003-2004 campaigns included core logging, sample layout, and sample splitting. A professionally registered geologist oversaw all of the work including core logging, sample splitting, and the shipment to the labs.

Shipment of the samples between 2003 and 2004 from the Galore Creek camp occurred on a by-hole basis. Rice bags, containing 4 poly-bagged core samples each, were marked and labeled with the sample numbers and the Vancouver lab address. The rice bags were then assembled into sling loads for transport by helicopter to the Bob Quinn airstrip. The samples were stored in a secure metal structure at the Bob Quinn airstrip until they were transported by Banstra, a commercial trucking company, who delivered the samples directly to ALS Chemex in Vancouver.

All assay analysis for the 2003-2004 program, as in the 2005 program, were carried out by ALS Chemex Labs of Vancouver B.C., which is widely used by the mining and exploration industry. ALS Chemex carries the highest certification for registered assayers, including ISO 9002 and ISO: 9001:2000. According to NovaGold, ALS Chemex is working towards ISO 17025 certification.

Upon arrival at the lab the samples were logged into a tracking system and each individual sample weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250 gram split was pulverized to >85% passing 75 microns. Sample analysis for gold content was completed using 30 gram fire assay charges with an atomic absorption spectrometry (AA) finish. Accurate results were provided between 0.05 ppm and 1000 ppm gold. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES. The copper analyses were completed by AA, following a triple acid digestion.  In total during 2003-04, excluding quality control samples, 38,866 samples from the four project areas were submitted to ALS Chemex for analysis.

A comprehensive quality assurance/quality control (QA/QC) program was followed during the 2003-04 seasons. Duplicate samples were used to monitor and measure precision (reproducibility), blank samples representing material with very low concentrations of copper and gold and were used to test for contamination of the samples, while standard samples and assay checks were used to test the degree of accuracy. In total, 1,005 samples were sent for quality control purposes, as blind duplicates, blanks or standards, representing approximately one in every 10 samples or 10.7 % of the samples collected during 2003-04.

### 13.3  **2005 NovaGold Samples**

In 2005, as in the prior NovaGold programs, the drill core was logged by a team of geologists and split using a rock saw. A professionally registered geologist continued to supervise all of the work. Half of the drill core has been retained in core boxes at the Galore Camp for future reference and sampling. The other half of the core was sampled and shipped to ALS Chemex Laboratory in Vancouver. The half-core samples were placed in a plastic bag and tagged with a sample number. Groups of samples were placed in larger rice bags and shipped by helicopter to the Bob Quinn airstrip.  From the Bob Quinn storage area the samples were trucked directly to the lab in Vancouver. A submission sheet was sent along with each batch of samples so the lab could confirm receiving the samples. In 2005, security tags were strapped onto the rice bags to ensure that the bags were not opened prior to their arrival to ALS Chemex Labs.

NovaGold has organized the core storage facility, where much of the historic drill core is still in core boxes and available for review as well as assay checks.  Minor amounts of the old drill core are difficult to identify by hole number and depth due to degradation of the boxes.

ALS Chemex Labs continued to carry out all of the assay work in 2005.  In total, excluding quality control samples, 57,180 samples from the Galore Creek property have been submitted for analyses since 2003.  In 2005, as in 2003-2004, the copper analyses were completed by atomic absorption spectrometry (AA), following a triple acid digestion. Gold analyses were completed by standard one-assay-ton fire assay with AA finish.  All samples submitted from 2003 to 2005 were also analyzed for 31 elements by ICP-MS following an aqua regia digestion.

Essentially the same QA/QC program was followed during the 2005 season. Duplicate samples were used to monitor and measure precision (reproducibility), blank samples representing material with very low concentrations of copper and gold were used to test for contamination of the samples, while standard samples and assay checks were used to test the degree of accuracy.  In 2005, about 2,900 samples were sent for quality control purposes, representing approximately 15% of the samples collected during 2005.

The results as reported by ALS Chemex are within acceptable error limits with respect to accuracy and precision, while the contamination was deemed to be minimal.

## 14.0   DATA VERIFICATION

### 14.1   **Electronic Database Verification**

Data verification has been an ongoing process since the property was acquired by NovaGold in 2003.  The drill hole database has been audited and checked by both in-house personnel and several independent consulting companies. Prior to 1990, drilling data were manually entered into a computer database.  After 1990, assay data were transferred digitally from data files supplied by the assay laboratory, which minimized the potential for generating data errors.

In 1992 Kennecott conducted an assay database check of 375 assay files representing approximately 7,500 samples.  The most common mistakes that were found consisted of typographical errors and missing assay data.  There was also some confusion because of missing prefixes in check samples from Eco-Tech Lab.  Consequently, all previous data were merged into a single database, audited and converted from imperial to metric units prior to the final resource estimation.

Following NovaGold's involvement with the project, at least three separate data verification programs have been completed.  These consist of the 2003 Simpson, 2004 G.R. Tech, and 2006 RMI audits.

The author requested original ALS Chemex assay certificates for ten 2005 drill holes totaling about 3,863 metres, which represents about 7% of the 2005 drilling program. ALS Chemex assay certificate results for 1,720 copper, gold, and silver assay records were then compared with the assay records stored in NovaGold's electronic database. The author found four actual errors and nine records in the official database that could not be verified by assay certificates.  According to NovaGold personnel, ALS Chemex has no record of having received or assayed these samples.  Table 14-1 summarizes the results for the last major independent database reviews.

**Table 14-1:  Summary of Assay Data Verification Results**

| Review Program | Number Checked | Errors Found | Error Frequency |
|---|---|---|---|
| Simpson, 2003 | 1,329 | 23 | 1.70% |
| Hatch et al., 2004 | 15% of database | minimal | minimal |
| G.R. Tech, 2005 | 3,368 drill hole location and orientation | 19 | 0.60% |
| G.R. Tech, 2005 | 2,307 gold assays | 92 | 4.00% |
| G.R. Tech, 2005 | 3,368 copper assays | 50 | 1.50% |
| Resource Modeling Inc., 2006 | 1,720 copper assays from 2005 drilling | 5 | 0.29% |
| Resource Modeling Inc., 2006 | 1,720 gold assays from 2005 drilling | 4 | 0.23% |
| Resource Modeling Inc., 2006 | 1,720 silver assays from 2005 drilling | 4 | 0.23% |

Based on the results from previous independent database audits and the author's own audit of the 2005 drilling data, it is the author's opinion that the Galore Creek assay database is well within the generally acceptable limits for North American drill hole databases and can be used to estimate Mineral Resources.

14.2 **Drill Hole Collar Check**

The author compared drill hole collar elevations from the electronic database with the NovaGold supplied topographic surface. Seventeen drill holes were found to have a difference in collar elevations of ± 7.5 metres. All but one of these differences was explained by the fact that some of the older holes were collared on top of a glacier which has since retreated giving the appearance that the drill hole collar was too high. Drill hole GC04-490 was found to be 20.6 metres too high in the database that was supplied to the author. This hole was only weakly mineralized and was used in the estimate of Mineral Resources that are subject to this report. The collar elevation for this hole has since been corrected by NovaGold.

14.3 **Historical Drilling Comparisons**

The Galore Creek Project has been explored by core drilling since 1961. Nearly 56% of the core that has been drilled predates NovaGold and the implementation of NI 43-101. The majority of this drilling is located in the Central Zone of the Galore Creek Project. Information regarding QA/QC programs and their enforcement on historic assay analysis is incomplete. Table 14-2 shows the distribution of NovaGold drilling data by area versus historically derived data.

**Table 14-2: Distribution of NovaGold Drilling by Area**

| Mineralized Zone | % Metres Drilled by NovaGold |
|---|---|
| Butte | 53% |
| Central Area | 30% |
| Gap | 72% |
| Grace | 92% |
| Junction | 0% |
| Middle Creek | 78% |
| North Junction | 35% |
| North Rim | 57% |
| Profit | 100% |
| Reconn | 27% |
| Saddle | 52% |
| Southwest | 72% |
| West Fork | 96% |
| West Rim | 0% |

NovaGold has indirectly assessed the quality of the historic assays by pairing recent NovaGold drilling, which have been subjected to rigorous QA/QC protocols, to the historic data, and then comparing the distributions using quantile–quantile plots (QQ plots).

Copper and gold assay grades were composited into 5-metre lengths and then grouped by year, which was deemed as the smallest unit in which to investigate. A block model with 5m x 5m x 5m blocks was constructed with copper and gold composite grades from each annual campaign assigned by the nearest neighbor method to a variable in the block model. The search limit for composite assignment was 30 metres.

Blocks which had pairs of historic composite grades and NovaGold composite grades within 10 metres of each other were exported to an ASCII file and were used in subsequent QQ plot analyses. The average copper grades for the historical drilling by year are compared with copper grades derived from NovaGold drilling in Table 14-3. These averages are for blocks that are within 10 metres of both a historical and a NovaGold drill hole composite. Similar statistics are shown by year for gold composites.

### Table 14-3:  Historical vs. NovaGold Copper Grades

| Year | No of Pairs | Historical Cu Grade (%) | NovaGold Cu Grade (%) | % Difference |
|------|-------------|-------------------------|-----------------------|--------------|
| 1962 | 30 | 0.34 | 0.34 | 0 |
| 1963 | 513 | 0.53 | 0.48 | 11 |
| 1964 | 477 | 0.43 | 0.6 | -28 |
| 1965 | 742 | 0.47 | 0.48 | -2 |
| 1966 | 271 | 0.4 | 0.21 | 88 |
| 1972 | 195 | 0.81 | 1.1 | -26 |
| 1973 | 240 | 0.35 | 0.22 | 58 |
| 1976 | 41 | 0.19 | 0.24 | -23 |
| 1991 | 63 | 0.13 | 0.06 | 126 |
| Total | 2,572 | 0.47 | 0.48 | -3 |

### Table 14-4:  Historical vs. NovaGold Gold Grades

| Year | No of Pairs | Historical Au Grade (g/t) | NovaGold Au Grade (g/t) | % Difference |
|------|-------------|---------------------------|-------------------------|--------------|
| 1962 | 32 | 0.28 | 0.11 | 154 |
| 1963 | 513 | 0.28 | 0.24 | 14 |
| 1964 | 477 | 0.62 | 0.94 | -34 |
| 1965 | 742 | 0.36 | 0.41 | -12 |
| 1966 | 271 | 0.14 | 0.10 | 39 |
| 1972 | 190 | 0.24 | 0.24 | 1 |
| 1973 | 193 | 0.19 | 0.14 | 33 |
| 1976 | 41 | 0.03 | 0.06 | -51 |
| 1991 | 63 | 0.14 | 0.06 | 146 |
| Total | 2,520 | 0.33 | 0.39 | -14 |

Annually, there are indications of both low and high bias for both copper and gold grades when compared to the NovaGold composites. Overall, the QQ plots indicate that lower grade ranges correlate reasonably well; however, for both copper and gold, historic assays appear to be biased low relative to NovaGold drilling. The historic composites averaged about 3% lower than NovaGold for copper and about 14% lower for gold composites. The historic gold composites were much lower in grade than the NovaGold composites at higher cutoff grades. Since NovaGold assay results have been demonstrated to be reasonable and reproducible based on QA/QC results, it suggests that the historical copper and gold analyses may have been biased low. No bias adjustment has been incorporated by NovaGold.

QQ plots are shown in Figure 14-1 and Figure 14-2 which compare all historical assay data with NovaGold assay data for copper and gold, respectively. In these QQ plots, the historical data is shown along the X-axis while NovaGold data is shown along the Y-axis. Copper grades from the historical and NovaGold programs compare reasonably well up to one percent copper. Above a one percent copper cutoff grade there is an increasing bias between the two data sets. A similar relationship exists between the historical and NovaGold gold assays as shown in Figure 14-2 above a 0.5 g/t cutoff grade.

**Figure 14-1: Historical vs. NovaGold Assays - Copper**



**Figure 14-2: Historical vs. NovaGold Assays - Gold**



Similar QQ plots are shown for copper and gold in Appendix 3 and Appendix 4, respectively. These plots compare nine annual drilling campaigns with NovaGold drilling campaigns for the years 1962-66, 1972-73, 1976, and 1991.

Based on this analysis the author recommends that NovaGold complete some twin holes to further investigate and possibly quantify the indicated bias. The author believes that as a result of this analysis the use of the unadjusted historic assay data for resource estimation is reasonable and at worst may result in an underestimation of copper and gold grades in areas largely supported by historic assays.

14.4 **QA/QC Results**

Quality Control/Quality Assurance data are used to monitor the precision and accuracy of assay sample data. For example, the routine submission of blank or barren material is commonly used to monitor possible contamination in the lab and to provide a measure of data accuracy. Similarly, submitting control or standard reference materials (SRM's) of known values into the sample stream are used to monitor data accuracy. Collectively all of the QA/QC results are used to monitor assay results to ensure that the data are repeatable and appropriate to be used to estimate Mineral Resources.

### *14.4.1* **Pre-NovaGold**

The majority of the pre-NovaGold drilling is located in the Central Zone of the Galore Creek Project as shown in Table 14-2. Very little information regarding QA/QC programs or check assay results are available. As described in Section 13.1, Kennecott investigated assay reproducibility by sending about 140 pulps to five separate labs. Figure 14-3 (taken from Simpson, 2003) is a scatter graph that compares copper assays from the Kennco Lab (X-axis) with copper assays from the Coast Eldridge Lab (Y-axis).

**Figure 14-3: 1967 Kennco Same Pulp Assay Comparison**



In 1991, Mingold assayed their samples at Min-En Lab in Smithers, B.C. They shipped every 20[th] sample to the Eco-tech Lab in Kamloops, B.C. for check assay. According to Simpson, 2003, there was a "fairly good" correlation between the Min-En and Eco-Tech labs for gold exceeding 0.25 g/t, although the Eco-Tech assays tended to be marginally higher than the Min-En lab results. Figure 14-4 is a scatter graph that compares 571 check assays that were analyzed in 1991.

**Figure 14-4:  1991 Gold Check Assays**



### *14.4.2* **2003 – 2005 NovaGold**

NovaGold instituted a rigorous QA/QC program with the initiation of their first limited drilling campaign in 2003.  That program was continued and improved with ramped up drilling activities in 2004 and especially 2005.  The basic elements of the NovaGold QA/QC program consisted of submitting standard reference materials (SRM), blanks (barren material), and requesting that a duplicate sample be prepared at a frequency of one sample each per every 20 samples that were submitted to ALS Chemex.  A variety of commercial copper and gold standards were purchased from WGC, which is located in Vancouver, B.C.  Table 14-5 summarizes the number of QA/QC samples by year that were submitted by NovaGold.

**Table 14-5:  2003-2005 NovaGold QA/QC Samples**

| Year | Total No. of Assayed Samples | No. of Duplicate Samples | No. of Blanks | No. of Standards | Total No. of QA/QC Samples | Total No. of Samples | Percentage of QA/QC Samples |
|------|------|------|------|------|------|------|------|
| 2003 | 1,243 | 72 | 58 | 67 | 197 | 1,440 | 14% |
| 2004 | 7,599 | 397 | 408 | 382 | 1,187 | 8,786 | 14% |
| 2005 | 22,267 | 1,356 | 1,347 | 1,342 | 4,045 | 26,312 | 15% |
| Total | 31,109 | 1,825 | 1,813 | 1,791 | 5,429 | 36,538 | 15% |

The performance of blanks, standards, and duplicates are shown in Appendix 5 for the 2003 to 2005 NovaGold QA/QC samples.  Figure 14-5 and Figure 14-6 show box plots, QQ plots, scatter graphs, and relative percent difference graphs for the 2005 NovaGold duplicate copper and gold analyses.

## Figure 14-5: 2005 NovaGold Duplicate Copper Assays



**ASSAY A: Cu Original (%)**
**ASSAY B: Cu Duplicate (%)**

Side-by-side boxplot
Assay A
Assay B
10.0
1.0
0.1
0.01
Cu (in %)

| | Assay A | Assay B |
|---|---|---|
| Number | 1343 | 1343 |
| Mean | 0.279 | 0.28 |
| StDev | 0.776 | 0.777 |
| Maximum | 19.55 | 19.5 |
| 75th %-ile | 0.213 | 0.215 |
| Median | 0.066 | 0.067 |
| 25th %-ile | 0.024 | 0.025 |
| Minimum | 0.001 | 0.001 |

| | |
|---|---|
| Linear correlation: | .999 |
| Linear correlation (log): | .992 |
| Rank correlation: | .992 |
| T Statistic (mean diff= 0): | -.749 |

Scatterplot
Assay B (in %)
Assay A (in %)
Scatterplot (log scaling)
Q-Q Plot
Assay B Quantiles (in %)
Assay A Quantiles (in %)
Q-Q Plot (log scaling)
Assay A Quantiles (in g/t)
RelDiff Plot
RelDiff [A-B]/Avg (in %)
Average [A+ B]/2 (in %)
RelDiff Plot (log scaling)

# Figure 14-6: 2005 NovaGold Duplicate Gold Assays

**ASSAY A: Au Original (g/t)**
**ASSAY B: Au Duplicate (g/t)**


Side-by-side boxplot
Assay A Assay B
Au (in g/t)
Scatterplot
Assay B (in g/t)
Assay A (in g/t)
Scatterplot (log scaling)
Q-Q Plot
Assay B Quantiles (in g/t)
Assay A Quantiles (in g/t)
Q-Q Plot (log scaling)
RelDiff Plot
RelDiff [A-B]/Avg (in %)
Average [A+B]/2 (in g/t)
RelDiff Plot (log scaling)

| | Assay A | Assay B |
|---|---|---|
| Number | 1356 | 1356 |
| Mean | 0.291 | 0.299 |
| StDev | 1.11 | 1.182 |
| Maximum | 24.8 | 28.7 |
| 75th %-ile | 0.163 | 0.164 |
| Median | 0.058 | 0.057 |
| 25th %-ile | 0.02 | 0.021 |
| Minimum | 0.002 | 0.002 |

Linear correlation: .988
Linear correlation (log): .976
Rank correlation: .977
T Statistic (mean diff= 0): -1.535

NovaGold monitored the performance of the standard reference (SRM) samples that were assayed by ALS Chemex. During 2005, NovaGold requested that approximately 350 copper and 140 gold assays be re-assayed due to SRM's associated with those samples returning assay values that were outside of expected tolerances. The author reviewed those samples and agrees with NovaGold's decision to have those samples re-assayed. NovaGold did not request samples to be re-assayed based on the performance of blanks and duplicates. The author has recommended that in the future, NovaGold request that all samples be re-assayed that are associated with blanks that are out of tolerance (i.e. return values 3-5 times that of the lab's detection limit). In 2005 there were about six batches of samples (3 copper and 3 gold) where the returned values for the barren material was significantly above the detection limit for copper or gold. The author does not consider this to be material, but urges NovaGold to more closely track QA/QC results and to re-assay all sample batches that are associated with any control samples that are out of tolerance.

## 15.0   ADJACENT PROPERTIES

There are two other significant copper/gold properties in the immediate Galore Creek area, Copper Canyon and Grace.  The Copper Canyon claims are adjacent and immediately to the east of Galore Creek, and cover 1,574 hectares.

SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an agreement effective October 1, 2003 with Eagle Plains Resources to earn up to an 80% interest in the Copper Canyon claims through a combination of share issuances, cash payments and work programs. To the extent that economic mineralization is confirmed on the Copper Canyon claims, it could be developed and processed as part of the Galore Creek operation under the terms of NovaGold's agreement with Eagle Plains. Under the terms of the agreement, NovaGold has an option to acquire a 60% interest in the project from Eagle Plains by completing C$3 million in exploration expenditures over the next 4 years, including making payments totaling C$250,000 to the underlying royalty owner, and issuing 296,296 shares of NovaGold to Eagle Plains. NovaGold may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains C$1 million and completing a Feasibility Study on the project by no later than September 2011.

The Copper Canyon property has seen intermittent exploration work from the mid 1950's up through 1991. This historic exploration work at Copper Canyon indicated the presence of widespread gold, silver and copper mineralization similar to the Galore Creek deposit. To date mineralization has been identified in three separate areas on the property. A resource estimate for Copper Canyon was completed in February 2005 by Hatch for NovaGold and outlined an inferred resource, at a cut-off grade of 0.35% copper equivalent, totaling 164.8 million tonnes grading 0.35% Cu, 0.54g/t Au, and 7.15g/t Ag (Hatch, 2005).

The author did not verify information regarding adjacent properties and does not know whether that mineralization is indicative of the mineralization on the property that is subject to this technical report.

## 16.0  MINERAL PROCESSING AND METALLURGICAL TESTING

*The following sections have been adapted from Hatch, et al. (2005 and 2006)*

### 16.1  Early Testwork

The initial Galore Creek metallurgical work was carried out by Kennecott Corporation in the 1960's and focused on the Central Zone. The test work was carried out by Hazen Research and commenced with initial bench tests on drill core samples.  The testing started in 1962, and cumulated in 1967 with a 50-ton pilot plant milling test using a bulk sample taken from an adit in the Central Zone.   From the pilot plant data and prior bench test data, Kennecott developed a flow sheet, equipment recommendations, and operating cost estimates for a 20,000 tpd concentrator.   The flow sheet anticipated a relatively coarse primary grind (25% plus 100 mesh) followed by regrinding the rougher concentrate to 97% passing 200 mesh to obtain suitable concentrate grades.

Further testwork continued in 1991 on new samples from the Central Zone and the then newly identified Southwest Zone.   The testwork was carried out by Dawson Metallurgical Laboratories and consisted of bench flotation studies using drill core collected from five holes that were drilled in 1991.   The study used four composites from the Southwest Zone and two from the Central Zone.  Copper recovery was slightly lower than the 1965-67 test results; however, recovery at a modestly finer grind was in line with the earlier work.  Several composites were not upgraded to the 25% copper grade obtained in the pilot plant; this was attributed to the presence of "talc" which was not observed in the earlier samples.

### 16.2  2003-2004 NovaGold Testwork

In 2003, NovaGold initiated a drilling program on the Central and Southwest Zones to verify previous results and to further understand the mineralogy and its variability in the two zones.  The testwork was carried out by G&T Metallurgical and consisted of bench flotation tests which validated the flow sheet developed by Kennecott in the 1960's producing comparable metal recoveries and concentrate grades.

As exploration activity continued in 2004 it expanded the understanding of the variability of mineralization in the Central and Southwest Zones and identified additional ore zones designated as Junction, West Fork and Copper Canyon.  A comprehensive metallurgical program was conducted by G&T Metallurgical to examine the mineralization of the various zones.  The samples tested were drill cores from discrete intervals, and drill core composites representing ore zones from the anticipated pits (mining sequence). They represented ore at various head grades, mineralogy and geological classification of "broken" or "stick" ore.  The program also included a limited grinding test program on drill core samples for preliminary grinding circuit design.

### 16.3  **2005-2006 NovaGold Testwork**

During 2005, NovaGold conducted infill drilling campaigns to upgrade the Mineral Resources along with metallurgical drilling to provide samples for further detailed testing on the variability of mineralogy.  The 2005-2006 metallurgical test program was managed by Hatch Engineering Ltd. and carried out by G&T Metallurgical Services Ltd (Kamloops, BC, Canada).  G&T Metallurgical Services determined the Bond Ball Mill Work Index and conducted the flotation test work on the composites used in the flotation program, while SGS Lakefield and SGS MinnovEX (Toronto, ON) ran additional grindability and flotation simulation tests. The results from those tests are used as the basis for the Feasibility Study currently being completed by Hatch.

A comprehensive metallurgical program was completed on fresh drill core samples from the 2005 drilling campaign to further validate the flowsheet developed in the earlier work and to determine the metallurgy associated with the variable mineralization and head grades in the various zones of the Galore Creek deposit.  As well as investigating grindability using CEET and JKSimMet methodologies, the program investigated the mineralogy and minerals recovery by batch and locked cycle flotation. Models were developed to project copper, gold and silver recoveries in the mining blocks for each pit.  A pilot plant campaign was also completed to generate concentrate samples for marketing, dewatering tests and tailings samples for dewatering tests and environmental purposes.

The 2005 drill cores again showed that copper occurs predominantly as chalcopyrite and chalcopyrite-bornite in a mixed silicate host.  Pyrite occurrence is variable, with pyrite-copper sulphide mass ratio averaging less than the 3:1 ratio observed in the samples in the 2004 study.  At a grind of 80% passing 150 microns, 50% to 60% of copper sulphides and the majority of gold particles are liberated and recoverable by flotation.  The gold particles are fine, nominally 8 to 12 microns in size and unlikely will be recoverable by gravity concentration, but these fine gold particle float very well with the chalcopyrite.  Testwork showed that a primary grind of 80% passing 200 microns could be employed to achieve the similar metals recovery and that the metallurgical response deteriorates as the grind approaches 300 microns.

Ore hardness, in terms of Bond Ball Mill Work Index, varied between 13 and 21 kWh/t over the various parts of the deposit.  The average hardness in the dominant Central Zone material was 16.5 kWh/t, similar to that determined in the earlier work.  The grindability, measured as SAG Power Index (SPI), ranged from 20 minutes to 141 minutes across the deposit.  The MinnovEX CEET model indicated that the proposed mill circuit would be SAG mill limiting when treating ores with SPI greater than 115 minutes. It was observed that the "stick" rock is generally harder and more abrasive than the "broken" rock.

The program confirmed and validated the flowsheet developed in the previous work. The flowsheet will comprise rougher flotation, regrind of rougher concentrate and three stages of cleaner flotation using a simple reagent scheme that utilizes PAX as the collector and MIBC as the frother.  The use of 3418A, a more selective dithiophosphinate collector, instead of PAX, might produce slightly higher concentrate grade at similar recovery. Occasionally, a guar gum carboxymethyl cellulose reagent will be required to disperse talc-like materials and minimize their adverse impact on flotation responses. Occasional occurrences of these unidentified talc-like materials have been observed in a limited number of the metallurgical samples. The program also confirmed that chalcopyrite and bornite ores from various pits have similar metallurgical responses.

Models were developed for each pit to project copper recovery from head grades at constant concentrate grade and to project gold and silver recoveries from copper recovery for use in mining blocks. Using a head grade of 0.7% copper for each pit, the projected recoveries are as follows:

- Central Pit – 92% Cu, 76% Au, 71% Ag at 28% Cu concentrate grade

- Southwest Pit – 88% Cu, 68% Au, 57% Ag at 26% Cu concentrate grade

- North Junction Pit – 88% Cu, 70% Au, 62% Ag at 28% Cu concentrate grade

- West Fork Pit – 91% Cu, 70% Au, 68% Ag at 28% Cu concentrate grade

A model was also developed for projecting copper recovery from ores containing non-sulphide copper. Copper recovery is lower and varies with the proportion of non-sulphide copper content in the ore. Using a 0.7% total copper head and assuming 20% of the total copper occurring as a non-sulphide, the model projects recoveries of 71% copper, 55% gold and 51% silver at a 28% Cu concentrate grade.

In the opinion of the author, the samples used by NovaGold for metallurgical characterization were representative.

## 17.0  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

*The following sections have been adapted from Mr. Kevin Francis, Manager of Resources for NovaGold Resources Inc.  Mr. Francis, who is recognized as a Qualified Person, estimated Mineral Resources for the Galore Creek property.*

### 17.1  Summary and Conclusions

Copper, gold and silver are the principal product metals for Galore Creek.  Metal concentrations are broadly controlled by lithology and vary over the extent of the drilled area.

Estimation of copper, gold and silver grade requires deterministic grade or rock type zones.  Copper, gold and silver were modeled using a three-pass ordinary kriging approach with outlier restriction.  One-pass nearest neighbor estimation was also implemented for validation purposes.  Acid soluble copper grades were estimated with a subset of the assay database using inverse distance cubed methods.  Grade shell models were constructed by project geologists at a nominal 0.35 copper equivalent (CuEQ) cutoff in order to constrain mineralization in areas (North Junction, Junction, Middle Creek, Southwest Zone and West Fork) where the relationship between mineralization, structure and lithology has been elusive.  In the Central Zone (South Gold Lens, Bountiful, Central Replacement Zone, and North Gold Lens) rock types were grouped based on statistical and genetic criteria into three groups: volcanic, mineralized intrusive, and intrusive.

Validations proved the model to be acceptable for resource reporting and mine planning.  Copper, gold and silver grades appear to be well-behaved spatially, thus increasing the predictability of the estimation model.

### 17.2  Recommendations

Geologic study should continue to isolate the controls to mineralization in the West Fork, Southwest Zone, Middle Creek, Junction and North Junction areas.  The cutoff grade used to design grade envelopes that are used to constrain the estimate of block grades should be lowered to reflect economic cutoff grades.

### 17.3  Introduction

The 2006 Resource Model workflow and activities for Cu, Au and Ag grade estimation were:

- Exploratory Data Analysis
  - Histograms
  - Boxplots
  - Contact plots
  - Grade variography

- Modeling:
    o 5 m down-hole assay compositing
    o Three-pass kriging
    o One-pass nearest neighbor estimation
    o Swath plots
    o Histograms
    o Volume variance adjustment

### 17.4 Coordinate System

The coordinate system used for resource modeling is truncated UTM. The project coordinates were calculated as follows:

Easting = UTM Easting – 6,300,000
Northing = UTM Northing – 300,000

### 17.5 Topographic Data

The initial digital elevation model (DEM) for the project was generated by Eagle mapping as contracted by Kennecott Minerals in 1991 from government issued aerial photos flown in the 1950's. The survey control for these photos was based on an historical iron pin located 800 metres west of the Central Zone by traditional transit and plumb-bob survey methods and was tied into pre-existing control points in Telegraph Creek and Dease Lake.

In August of 2003, NovaGold contracted Eagle Mapping of Vancouver, B.C. to acquire new aerial photography and to generate a more accurate DEM file for the project. Survey control for the aerial photography was placed as visible crosses by project personnel using an Ashtech DGPS system. The aerial photography was taken at a resolution of two metres using a single frequency DGPS for control. The resulting DEM surface was different in elevation and accuracy from the historically generated topography.

The 2003 version of the topography was higher in elevation than the previous topographic surface. When the historic drill hole collar elevations were compared to the 2003 topographic surface it was seen that the difference in elevation was found to be somewhat random. The average difference between the drill hole collars and the 2003 topographic surface was 24.2 metres. To account for this in the 2003 scoping study analysis, the new topographic surface was lowered by the average difference (24.2 m). Drill hole collars were then left either sticking above the topographic surface or "collared" below the surface. Since the construction of three-dimensional geologic shapes for resource modeling had already been initiated, this issue was handled by appropriate coding of the data. Drill hole composites were assigned a zone code based on the location of the composite midpoint located. To insure that the drill hole composite codes matched the lithological units in the drill logs, the composites were coded for the bedrock and surface interfaces according to the original surveys.

Before updating the resource model in 2004, the drill holes were registered to the topographic surface and the data were moved back up 24.2 metres to the elevation of the original 2003 photo and DEM survey results which are thought to be more accurate.  At this point, all of the geologic shapes were started from scratch with the newly registered drill holes and upwardly adjusted topography.

On October 3rd, 2004 a higher resolution, 1-metre aerial photo set with dual-channel DGPS was flown for Rescan Environmental services by Eagle Mapping for the Galore Creek project. The control point used for the aerial photography was set by Peter Walcott of Walcott and Associates.  Walcott, a registered land surveyor, noted that the 2003 in-house surveying had not accounted for a provincial datum correction related to the NAD 83 conversion. The 2004 DEM showed a -15 metre difference from the increased accuracy of the control work that generated it.

The modeling and resource estimation for the 2005 Preliminary Economic Assessment did not use the new surface as it was not received from Eagle Mapping until late January 2005, after the estimation process and pit modeling had already begun.

To align the project objectives, insert the correct elevations, and use the best DEM surface, a final elevation adjustment was made to the NovaGold MineSight projects on May 8th, 2005 to lower the 2004 topography by 15 metres.  Notification to all parties was made and a final datum was distributed to all Feasibility Study participants.

In October of 2005 a registered professional land surveyor, Peter Thomson BCLS CLS, confirmed the accurate locations of the control points used to provide survey control of the DEM and air photos and that no significant differences were found in the XY coordinates; however, a difference of about one-metre was determined in the elevations.  No adjustments were made to the digital elevation model or base station control points based on his findings.

Mr. Thomson utilized a dual frequency survey grade Trimble 4700 GPS receiver.  Both static observation techniques and RTK (real time kinematic) techniques were employed.  Processing of the results was performed using Trimble Geomatics Office software.

The primary control for this confirmatory survey was provided by the Geodetic Survey of Canada station 75C134, which is approximately 7 kilometres south of the Bob Quinn airstrip along Highway 37, which was used as the origin of coordinates and elevations.  The primary control was extended into the vicinity of Galore Creek using static observation techniques.  This was confirmed by looping the control survey back to Highway 37 by another route, again using static observation techniques.  The closure obtained was 0.02 metres horizontal and 0.04 metres vertical.  An additional check was performed by processing 8 hours of data on Station 268 with the Precise Point Positioning service of the Geodetic Survey of Canada.

17.6 **Specific Gravity Data**

*17.6.1* **Sample Data**

The current Galore Creek database contains specific gravity (SG) determinations for a total of 8,855 samples. These determinations were made between 1963 and 2005 by a variety of companies. The majority of the determinations were made using the water displacement method (i.e. samples weighed in air and in water). In addition to the "conventional" SG determinations several other methods were used by NovaGold including samples collected from triple-tube core barrels (355) and samples submitted for waxed analysis at Chemex (50) in 2005. Elimination of suspect or erroneous SG determinations reduced the database to a total of 8,331 records. Table 17-1 summarizes the number of samples that have been collected by year, by company, method and the arithmetic average SG value.

**Table 17-1: Specific Gravity Determinations by Year**

| Year | Company | Number | SG | Location | Method - Notes |
|------|---------|--------|------|----------|----------------|
| 1961 | Kennecott | 3 | 2.41 | On site | Water displacement method - DDH core |
| 1962 | Kennecott | 65 | 2.62 | On site | Water displacement method - DDH core |
| 1963 | Kennecott | 222 | 2.63 | On site | Water displacement method - DDH core |
| 1963 | Stikine | 7 | 2.57 | On site | Water displacement method - DDH core |
| 1964 | Kennecott | 205 | 2.68 | On site | Water displacement method - DDH core |
| 1964 | Stikine | 3 | 2.65 | On site | Water displacement method - DDH core |
| 1965 | Kennecott | 30 | 2.64 | On site | Water displacement method - DDH core |
| 1965 | Stikine | 279 | 2.64 | On site | Water displacement method - DDH core |
| 1966 | Stikine | 70 | 2.67 | On site | Water displacement method - DDH core |
| 1972 | Stikine | 13 | 2.66 | On site | Water displacement method - DDH core |
| 1976 | Stikine | 5 | 2.53 | On site | Water displacement method - DDH core |
| 1991 | Kennecott | 50 | 2.72 | On site | All '91 samples from 1 hole + some older samples |
| 2003 | NovaGold | 2 | 2.77 | ALS Chemex | Only two samples |
| 2004 | NovaGold | 76 | 2.78 | ALS Chemex | Includes West Fork area - 355 split-tube samples |
| 2005 | NovaGold | 7,301 | 2.62 | On site | Water displacement method - DDH core |
| **Grand Total** | | **8,331** | **2.62** | | |

Prior to NovaGold's involvement in the project there were approximately 957 SG determinations made from samples collected from the Galore Valley. These samples averaged 2.658 g/cm$^3$. Samples collected from the 2005 field season have greatly increased the number and distribution of samples taken across the deposit. With the inclusion of many more samples, the overall SG was reduced by 1.4% to 2.62 g/cm$^3$. The reduction may be due simply to the increased density of sampling as it is unlikely that there are large data quality problems with the pre-2005 data, excluding the random data entry issues mentioned above. Sampling methods during the 2005 program were recommended by 2004 Qualified Person Bob Morris and carried out with the oversight of senior field staff. The weight of unbroken pieces of core less than 15 cms long was determined both in air (dry) and in water. Hard tap water was used for the measurement. Samples were taken at the rate of one sample for approximately every 10 metres of drilling by the geotechnical staff during the core photography process. Results were written on data entry sheets and entered by a data entry clerk into the SG-Point load Access database. Table 17-2 summarizes the number of samples and mean SG value by mineralized area.

**Table 17-2: Specific Gravity Determinations by Area**

| Area | Number | Mean SG |
|------|--------|---------|
| Butte | 93 | 2.58 |
| Central Zone | 3,847 | 2.64 |
| Gap | 11 | 2.63 |
| Grace | 247 | 2.78 |
| Junction | 33 | 2.64 |
| Middle Creek Zone | 405 | 2.61 |
| North Junction Zone | 307 | 2.63 |
| North Rim Zone | 151 | 2.64 |
| Profit Zone | 111 | 2.58 |
| Reconn | 341 | 2.70 |
| Saddle | 101 | 2.61 |
| Southwest Zone | 1,753 | 2.56 |
| West Fork Zone | 918 | 2.62 |
| West Rim | 13 | 2.67 |
| **Grand Total** | **8,331** | **2.62** |

There is some variability in the SG data ranging from 2.78 in the Grace area to 2.56 at the Southwest Zone, an 8.6% difference. Interestingly, the data shows a general increase in SG values from south to north across the deposit. The low value of the SW Zone is a bit surprising considering increased pyrite associated with the mineralization but its value is confirmed by the low average values encountered in the Profit area and the gap which are located just east and NE of the Southwest Zone. The lack of significant oxide in these areas may contribute to the low value. These areas are dominated by intrusive rocks and lesser breccia with strong K-spar alteration. The high values in the Grace area are likely due to increases in mafic content of the volcanic/sedimentary rock mass.

### *17.6.2* **In-situ Rock Disaggregation**

Core logging indicates that the all unoxidized rocks contain common veinlets of anhydrite. These veinlets are open spaces in rocks within the zone of oxidation. NovaGold has studied the SG data to determine the impact of disaggregation resulting from the removal of anhydrite, commonly referred to by NovaGold as "broken rock", on bulk density. Rock below the level of disaggregation is referred to as "stick rock" as the core typically comes out of the core barrel in long, competent sticks.

A comparison of the SG data both above and below the disaggregation surface is shown in Table 17-3.

**Table 17-3: Specific Gravity Determinations vs. Disaggregation Surface**

| Location | Number | Mean SG |
|---|---|---|
| Above | 4,501 | 2.60 |
| Below | 3,830 | 2.64 |
| | | |
| **Grand Total** | **8,331** | **2.62** |

As shown in Table 17-3, material above the "broken" – "stickrock" surface is about 1.5% lighter than the material below the contact. Although this clean break of the data has less resolution than in the review of SG data by depth from surface, the results are still correlative with those observations, in that SG increases with depth. However, this does account for the expected difference in values due to the extreme fractured/broken nature of the rocks across this surface. SG samples taken above the broken rock surface were limited to whole rock pieces within broken material and cannot adequately characterize the bulk density of these rocks.

For the 2005 PEA a factor of 5% was used to further reduce the density of material above the stick rock surface to more accurately reflect the differences in the bulk density of the broken material. This factor was applied based on the experience of other properties. NovaGold staff could not find any specific gravity data that may have been derived from the bulk sample that was collected from the shallow adits or from a test bench that is believed to have existed in the South Gold Lens.

In 2005 NovaGold examined specific gravity values in the disaggregation zone by collecting data by two separate methods: test pits and split tube core measurements. Small test pits were constructed across the exposed and backhoe accessible portions of the deposit in the West Fork and the South Gold Lens areas for the express purpose of collecting SG data. Procedures used for the test pitting were as follows:

- An area of ground was leveled by the backhoe and a 1/2m by 1/2m by 1/2m pit dug.

- Where possible the pits were located near drill hole collars for comparative purposes.

- Rock excavated from the pit was placed on a tarp and weighed.

- The pit was lined with plastic and filled with water to the original height of the rock as the water volume equals the volume of the rock and the void space.

- Specific gravity was then computed by dividing the weight of the excavated rock by the weight of the equivalent volume of water.

Specific gravity determinations based on the pit method are summarized in Table 17-4.

**Table 17-4: Specific Gravity Values From Test Pits**

| Test site | Easting | Northing | Wt (kg) | Vol water(litres) | SG (g/cm$^3$) | Comment |
|-----------|---------|----------|---------|-------------------|---------------|---------|
| SG-001 | 350,953 | 6,333,551 | 850 | 400 | 2.13 | |
| SG-002 | 350,589 | 6,332,788 | 102 | 45 | 2.27 | |
| SG-003 | 350,550 | 6,332,806 | 132 | 95 | 1.39 | |
| SG-004 | 350,694 | 6,332,952 | 146 | 65 | 2.25 | |
| SG-005 | 350,903 | 6,333,436 | 119 | 65 | 1.83 | |
| SG-006 | 350,896 | 6,333,644 | 94 | 50 | 1.88 | |
| SG-007 | 350,810 | 6,333,722 | 65 | 50 | 1.30 | Rock very broken and dirty |
| SG-008 | 350,849 | 6,333,993 | 63 | 35 | 1.80 | |
| SG-009 | 350,855 | 6,334,062 | 59 | 35 | 1.69 | |
| SG-010 | 350,867 | 6,334,039 | 39 | 15 | 2.60 | Rock quite competent |
| **Mean** | | | | | **2.01** | |

The SG values generated from the test pits are significantly lower than other determinations. Results from the test pit program are likely biased low due to several reasons:

- The inability to hold the integrity of the pit wall caused sloughing not attributable to the original volume of the excavation.

- Determination of what the exact water level should be in the pit was difficult.

- The plastic used to line the pit did not conform to the sides as required to accurately reflect the void created during excavation.

- The methods that were used in obtaining bulk density measurements are considered too crude to be accurate enough, and the sample sites too few to apply these data for consideration as a factor in reduction of the SG for the broken rock material.

A second method of sampling the bulk density of the broken rock consisted of measuring the weight of the split-tube run from the triple-tube geotechnical drilling. The method of collecting the samples was as follows:

- Split tube is hydraulically removed from the casing at the completion of a drill run.

- A precise core recovery is measured and excess water is drained.

- The weight of the split tube with core intact is measured by a hanging spring scale.

- The known weight of the split tube is subtracted from the measured weight with core.

- The volume of the rock contained in the run is calculated using an average core diameter and the length of the recovered core.

- The adjusted weight is divided by the calculated volume for the determination of specific gravity.

Due to the late initiation of this measurement method only three holes were measured in 2005. The results from these determinations are summarized in Table 17-5.

**Table 17-5: Specific Gravity Values From Split Tube Core Barrel**

| Drill Hole | Location | GT Measured Interval (m) | Mean SG (g/cm3) | % Rec | Relative % diff SG |
|---|---|---|---|---|---|
| GC05-637 | SGL | 23-124 | 2.28 | 95.7 | |
| GC05-637 | SGL | 124-292 | 2.49 | 100.0 | 8.80% |
| GC05-651 | SW | 8-83 | 2.33 | 94.8 | |
| GC05-651 | SW | 83-252 | 2.57 | 100.0 | 9.80% |
| GC05-660 | East Cent | 19-199 | 2.28 | 88.7 | |
| GC05-660 | East Cent | 199-401 | 2.58 | 100.0 | 12.30% |
| **Average** | | | | | **10.30%** |

The method used does not account for what has not been recovered in the drill run. This could be void space or clay/sulfate/gravel infilling that has been washed away during the drilling process. The recovered core does represent what is thought to be typical broken rock and is therefore a reasonable representation. Additionally, it was not possible in the course of drilling to dry the sample being measured and as such the method used does not account for un-drained water that may have existed in pore space before the weight measurement.

Despite that the measurements taken may be questioned as to the actual representation of bulk density of the broken rocks, the results are consistent with what would be expected geologically. However, the sampling demonstrated excellent value in a comparative sense as the entire length of each of the three tested holes was measured. The relative percent difference SG between the broken and stick rock intervals proxies as a factor to be analyzed for use in the 2006 feasibility tonnage calculations.

Using data from each of the three holes as a factor to reduce the SG values in the broken zone would result in a 10.3% reduction, more than double the 5% reduction that was used in the 2005 PEA. Restricting the data to the conceptual pit shapes brings the factor to the recommended 9.3% SG reduction above the broken zone – stick rock surface.

### *17.6.3* Waxed vs. Un-waxed Core Determinations

All historical SG measurements have been made without a wax coating which could result in slightly heavier SG readings due to entrapped moisture in voids or fractures. During the 2005 season a set of 50 randomly distributed samples were submitted to the ALS Chemex Laboratory in Vancouver, B.C. in order to compare those results with the previous data. The average SG of the 50 waxed core samples was 2.65 g/cm$^3$, which is about 1.1% higher than the average of the un-waxed SG determinations. In the opinion of the author, 50 samples may be too few to be statistically representative. However, there is a close comparison between the waxed and unwaxed determinations.

### 17.6.4 Moisture Content

Historically all SG measurements at Galore Creek have been completed with core samples that have not been dried in an oven and therefore the question of latent moisture in pore space affecting the bulk density must be accounted for. The moisture content of the deposit has been measured in rock samples submitted for metallurgical study at G&T Metallurgical Labs. A variety of near surface "broken rock" samples (48 samples) were collected from representative rock types throughout the deposit and analyzed for moisture content. The moisture content for these samples ranged from 0.8% to 4.29%. The average moisture was 0.89%. No statistical trends were found relative to association with deposit area or rock type.

### 17.6.5 Block Model SG Assignment

Specific gravity values were assigned to the block model by area, mineral zone, and lithology. Table 17-6 and Table 17-7 summarize the bulk density (SG) values that were assigned to the block model.

**Table 17-6: Specific Gravity Assigned by Mineral Zone**

| Area | Specific Gravity (g/cm$^3$) | |
| --- | --- | --- |
| | Outside Minzone | Inside Minzone |
| Junction | 2.66 | 2.67 |
| Middle Creek | 2.61 | 2.62 |
| North Junction | 2.65 | 2.61 |
| Southwest Zone | 2.56 | 2.57 |
| West Fork | 2.57 | 2.59 |
| Upper Opulent | N/A | 2.59 |
| Opulent | N/A | 3.61 |

**Table 17-7: Specific Gravity Assigned by Lithology Group**

| Lithologic Unit | SG (g/cm$^3$) |
| --- | --- |
| Volcanic Group | 2.66 |
| Mineralized Intrusive Group | 2.57 |
| Intrusive Group | 2.59 |

The SG values that were loaded to the block model were adjusted for disaggregation and moisture content to arrive at the final bulk density values. SG values above the broken rock – stick rock surface were reduced by 9.3%. SG values below the broken rock – stick rock were reduced 0.5% to account for moisture content.

### 17.7   Acid Soluble Copper Data

Based on the current drill hole assay data, acid soluble copper is irregularly distributed in the near surface environment of Galore Creek. As of the date of this resource estimate, 916 acid soluble assays have been obtained from 31 drill holes. All near surface mineral zones have had samples analyzed for soluble copper except the Junction Zone. Figure 17-1 shows the distribution and location of the 31 drill holes that were analyzed for acid soluble copper relative to the mineral zones.

**Figure 17-1:  Distribution of Acid Soluble Copper Assays**



There is a very strong correlation between total copper, acid soluble copper and their depth below the topographic surface. These relations are shown in Table 17-8, which shows that acid soluble copper grades decrease with increasing depth.

**Table 17-8: Acid Soluble Copper (%) vs. Depth**

| Depth (m) | Central Replacement Zone | Middle Creek Zone | North Gold Lens | North Junction | South Gold Lens | Southwest Zone | West Fork Zone |
|---|---|---|---|---|---|---|---|
| 0-15 | 0.11 | 0.61 | 0.19 | 0.21 | 0.27 | 0.22 | 0.03 |
| 15-30 | 0.03 | 0.65 | 0.14 | 0.10 | 0.22 | 0.07 | 0.05 |
| 30-45 | 0.03 | 0.45 | 0.11 | 0.03 | 0.11 | 0.05 | 0.04 |
| 45-60 | 0.10 | 0.37 | 0.05 | 0.03 | 0.08 | 0.05 | 0.04 |
| 60-75 | 0.06 | 0.21 | - | 0.01 | 0.03 | 0.02 | 0.06 |
| 75-90 | 0.02 | 0.23 | - | 0.03 | 0.03 | 0.47 | 0.06 |
| 90-105 | 0.01 | 0.25 | - | 0.01 | 0.03 | - | 0.03 |
| >105 | 0.04 | 0.05 | - | 0.01 | - | - | 0.03 |

Acid soluble copper grades are particularly high in the Middle Creek area. The low acid soluble copper grades in the West Fork area may be related to having been covered by glacial ice until recent times.

## 17.8  Acid Soluble Copper Estimation

Acid soluble copper grades were estimated so that an "available" copper content (i.e. total copper less soluble copper) could be determined. Both total and acid soluble copper grades were estimated using only those drill holes that contained both total and acid soluble analyses. Grades were estimated using inverse distance weighting methods (cubed) using 5-metre-long assay composites. To preserve the trend of decreasing acid soluble copper grade with depth, the block model and composites were coded into 15 metre bins below bedrock, accomplished by repeatedly translating the bedrock surface in 15 metre increments. The total and acid soluble copper grade estimates were constrained to blocks where the block and composites were located in the same elevation ranges.

Available copper grades were then calculated using the following equation:

Available Copper = total copper (exhaustive) x (acid soluble copper / total copper)

where total copper (exhaustive) is the original estimated total copper block grade that was estimated using all available copper data as discussed in Section 17.15.

## 17.9  Evaluation of Extreme Values

Lognormal probability plots of assay grades inside and outside of grade shells, and by rock type in the Central Zone were examined. Most populations exhibit a lognormal grade distribution and caps on Cu, Au, and Ag assays were placed where significant deviation occurred. Grade capping levels are summarized in Table 17-9.

## Table 17-9:  Assay Capping Thresholds

| Area | Grade Shell or Rock Type | Cu (%) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|
| North Junction | Inside of Grade Shell | 7.0 | 7.0 | 50.0 |
| | Outside of Grade Shell | 1.2 | 1.5 | 9.0 |
| Junction | Inside of Grade Shell | 2.5 | 0.7 | 8.0 |
| | Outside of Grade Shell | 0.3 | 0.2 | 4.0 |
| Middle Creek | Inside of Grade Shell | 2.5 | 7.0 | 20.0 |
| | Outside of Grade Shell | 0.5 | 1.5 | 7.0 |
| Southwest | Inside of Grade Shell Breccia | 5.0 | 10.0 | 45.0 |
| | Inside of Grade Shell Non-Breccia | 3.0 | 5.0 | 11.0 |
| | Outside of Grade Shell | 1.8 | 7.0 | 30.0 |
| West Fork | Inside of Grade Shell | 3.6 | 6.5 | 50.0 |
| | Inside of Opulent Shell | 35.0 | 10.0 | 150.0 |
| | Inside Upper Opulent Shell | 2.0 | 2.0 | 15.0 |
| | Outside of Grade Shell | 1.0 | 2.6 | 25.0 |
| Bountiful | V2 Rock Type | 0.8 | 0.3 | 15.0 |
| | V3 Rock Type | 2.1 | 0.7 | 20.0 |
| | I4 Rock Type | 0.7 | 0.4 | 9.0 |
| | I5 & I9 Rock Types | 0.2 | 0.3 | none |
| | I11 Rock Type | 0.7 | none | 10.0 |
| South Gold Lens | V3 Rock Type | 3.0 | 0.8 | 30.0 |
| | I4 Rock Type | 3.0 | 2.0 | 9.0 |
| | I8 Rock Type | 0.5 | 0.3 | 10.0 |
| | I5 & I9 Rock Types | 0.6 | 0.7 | 6.0 |
| | I11 Rock Type | 0.5 | 0.8 | 6.0 |
| Central Replacement | V1 Rock Type | 0.1 | 0.1 | 1.0 |
| | V2 Rock Type | 3.5 | 2.5 | 30.0 |
| | V3 Rock Type | 5.5 | 3.0 | 40.0 |
| | I4 Rock Type | 3.0 | 0.3 | 20.0 |
| | I5 & I9 Rock Types | 4.0 | 1.5 | 20.0 |
| | I10 Rock Type | 2.5 | 0.9 | 17.0 |
| | I11 Rock Type | 3.5 | 1.0 | 20.0 |
| | D2 & D3 Rock Type | 2.0 | 1.0 | 13.0 |
| North Gold Lens | V1 Rock Type | 3.0 | 2.5 | 29.0 |
| | V2 Rock Type | 3.0 | 2.0 | 28.0 |
| | V3 Rock Type | 2.0 | 0.5 | 18.0 |
| | I4 Rock Type | 0.6 | 0.1 | none |
| | I5 & I9 Rock Types | 2.0 | 1.5 | 18.0 |
| | I10 Rock Type | 0.3 | 0.4 | 4.0 |
| | I11 Rock Type | 2.5 | 3.0 | 18.0 |
| | D2 & D3 Rock Type | 2.0 | 0.8 | 15.0 |
| North Au-Bornite Domain | V1 Rock Type | 3.5 | 20.0 | 40.0 |
| | V2 Rock Type | 4.5 | 10.0 | 30.0 |
| | I5 & I9 Rock Types | 2.0 | 4.0 | 15.0 |
| | I10 Rock Type | 1.0 | 7.0 | 15.0 |
| | I11 Rock Type | 3.0 | 20.0 | 12.0 |
| South Au-Bornite Domain | V3 Rock Type | 7.0 | 7.0 | 30.0 |
| | I4 Rock Type | 3.0 | 3.0 | 25.0 |
| | I8 Rock Type | 4.0 | 4.5 | 25.0 |
| | I5 & I9 Rock Types | 3.0 | 3.0 | 50.0 |
| | I11 Rock Type | 3 | 4 | 20.0 |

The author has reviewed the grade capping strategy that NovaGold developed for each of the Galore Creek mineralized zones. In the author's opinion, NovaGold's capping thresholds for copper and gold are reasonable and have helped to minimize local over-estimation of block grades.

## 17.10 **Composite Sample Grade Exploratory Data Analysis**

Composite samples were generated down hole in nominal 5 metre lengths, generating 31,703 Cu composite samples within the resource estimation areas. The fewer Au and Ag composite samples result from not every historic rock sample having each metal assayed. Assay grades were capped as specified in Section 14.6 prior to compositing. Composites were not broken at geologic or grade shell boundaries. This is reasonable given the broad nature of mineralization and the proposed large-scale open-pit mining operation. Each composite was tagged with the majority rock type of the geological triangulated solid or grade shell. The composite file was inspected to ensure proper capping and composite calculation

## 17.11 **Description of Composite Fields**

Two composite files were used for grade estimation: galofin.cmp.isis was used to estimate all areas outside of the Central Areas and galofin.skm.isis was used in the Central Areas. Composite fields are listed in Table 17-10. Rock type codes and abbreviations used in modeling are listed in Table 17-11 and Table 17-17. Estimation areas are illustrated in Figure 17-2.

**Table 17-10: Principle Composite Fields used for Modeling**

| Field Name | Description |
|---|---|
| MIDX | Mid-point point Easting |
| MIDY | Mid-point point Northing |
| MIDZ. | Mid-point point elevation |
| CUCAP | Copper grade |
| AUCAP | Back tagged rock type code |
| AGCAP | Variogram domain code |
| MINZON | Grade shell flag |
| MZ2 | Interpolation pass code 2 |
| GEOCOD | Interpolation pass code 3 |
| TEXT | Area code |
| MZ3 | Rock Group code used in Central areas |

**Table 17-11: Area Codes and Abbreviations Used in Modeling**

| Field Name | Abbreviation | Composite and Block Code |
|---|---|---|
| Bountiful | BOUN | 1 |
| Central Replacement | CRZ | 2 |
| Junction | JUNC | 3 |
| Middle Creek | MC | 4 |
| North Gold Lens | NGL | 5 |
| North Junction | NJ | 6 |
| South Gold Lens | SGL | 7 |
| Southwest Zone | SWZ | 8 |
| West Fork | WF | 9 |

**Figure 17-2: Area Domain Names**



## 17.12 **Histograms and Probability Plots**

A series of histograms and probability plots were generated using 5-metre copper, gold and silver composites to characterize the grade distribution of each grade shell and rock type. General histogram and probability plots, regrouped Central Zone rock types, and grade shells are shown in Figures 17-3 to 17-5.

**Figure 17-3:  Histogram and Probability Plot for All Capped 5m Cu Composites**



**Figure 17-4: Histogram and Probability Plot for All Capped 5m Au Composites**



Au Capped 5m Composites
Frequency (Percent)
Au g/t
N 31013
m 0.22
$\sigma^2$ 0.31
$\sigma$/m 2.52
min 0.00
$q_{0.25}$ 0.03
$q_{0.50}$ 0.07
$q_{0.75}$ 0.19
max 17.91
Class width = 0.04
The last class contains
all values ≥ 1.96

Au Capped 5m Composites
Au g/t
Cumulative Probability (percent)

**Figure 17-5: Histogram and Probability Plot for All Capped 5m Ag Composites**



Tables 17-12 to 17-14 summarize average copper, gold, and silver composite grades and coefficients of variation (CV) calculated for each rock group and grade shell.

**Table 17-12:  5m Cu Composite Grades by Area**

| Area | Grade Shell or Rock Group | Number of Composites | Mean Cu (%) | CV |
|---|---|---|---|---|
| North Junction | Inside of Grade Shell | 850 | 0.86 | 1.27 |
| | Outside of Grade Shell | 1,030 | 0.09 | 1.64 |
| Junction | Inside of Grade Shell | 247 | 0.40 | 0.94 |
| | Outside of Grade Shell | 356 | 0.08 | 0.89 |
| Middle Creek | Inside of Grade Shell | 235 | 0.37 | 1.24 |
| | Outside of Grade Shell | 594 | 0.08 | 0.87 |
| Southwest | Inside of Grade Shell | 1,474 | 0.46 | 1.25 |
| | Inside Low Grade Shell | 2,038 | 0.10 | 1.04 |
| | Outside of Grade Shell | 1,588 | 0.09 | 1.87 |
| West Fork | Inside of Grade Shell | 1,054 | 0.40 | 1.13 |
| | Opulent Grade Shell | 45 | 5.00 | 1.45 |
| | Upper Opulent Grade Shell | 131 | 0.36 | 0.90 |
| | Outside of Grade Shell | 2,181 | 0.06 | 1.62 |
| South Gold Lens | Volcanic Group | 1,710 | 0.59 | 1.40 |
| | Mineralized Intrusive Group | 1,042 | 0.38 | 1.48 |
| | Intrusive Group | 782 | 0.22 | 2.05 |
| Central Replacement Zone | Volcanic Group | 4,277 | 0.51 | 1.29 |
| | Mineralized Intrusive Group | 124 | 0.74 | 0.90 |
| | Intrusive Group | 2,441 | 0.17 | 2.35 |
| Bountiful | Volcanic Group | 649 | 0.18 | 1.58 |
| | Mineralized Intrusive Group | 119 | 0.09 | 1.22 |
| | Intrusive Group | 70 | 0.09 | 1.65 |
| North Gold Lens | Volcanic Group | 6,504 | 0.41 | 1.21 |
| | Mineralized Intrusive Group | 6 | 0.47 | 0.16 |
| | Intrusive Group | 1,823 | 0.19 | 1.77 |

**Table 17-13: 5m Au Composite Grades by Area**

| Area | Grade Shell or Rock Group | Number of Composites | Mean Au (g/t) | CV |
|---|---|---|---|---|
| North Junction | Grade Shell | 744 | 0.47 | 1.63 |
| | Outside Grade Shell | 905 | 0.07 | 1.89 |
| Junction | Grade Shell | 246 | 0.16 | 0.99 |
| | Outside Grade Shell | 341 | 0.04 | 1.07 |
| Middle Creek | Grade Shell | 235 | 0.52 | 2.04 |
| | Outside Grade Shell | 594 | 0.08 | 1.59 |
| Southwest | Grade Shell | 1,474 | 0.80 | 1.43 |
| | Low Grade Shell | 2,038 | 0.16 | 1.79 |
| | Outside Grade Shell | 1,574 | 0.19 | 2.75 |
| West Fork | Grade Shell | 1,054 | 0.25 | 1.42 |
| | Opulent Grade Shell | 45 | 1.73 | 0.95 |
| | Upper Opulent Grade Shell | 131 | 0.35 | 0.86 |
| | Outside Grade Shell | 2,183 | 0.09 | 1.81 |
| South Gold Lens | Volcanic Group | 1,692 | 0.22 | 2.02 |
| | Mineralized Intrusive Group | 1,030 | 0.22 | 1.91 |
| | Intrusive Group | 773 | 0.17 | 1.94 |
| Central Replacement Zone | Volcanic Group | 4,093 | 0.14 | 1.66 |
| | Mineralized Intrusive Group | 117 | 0.12 | 0.73 |
| | Intrusive Group | 2,403 | 0.06 | 1.96 |
| Bountiful | Volcanic Group | 649 | 0.07 | 1.41 |
| | Mineralized Intrusive Group | 119 | 0.05 | 1.29 |
| | Intrusive Group | 70 | 0.06 | 1.49 |
| North Gold Lens | Volcanic Group | 6,364 | 0.30 | 2.39 |
| | Mineralized Intrusive Group | 3 | 0.06 | 0.44 |
| | Intrusive Group | 1,812 | 0.18 | 4.08 |

**Table 17-14: 5m Ag Composite Grades by Area**

| Area | Grade Shell or Rock Group | Number of Composites | Mean Ag (g/t) | CV |
|---|---|---|---|---|
| North Junction | Grade Shell | 626 | 7.61 | 1.32 |
| | Outside Grade Shell | 828 | 0.90 | 1.73 |
| Junction | Grade Shell | 206 | 1.90 | 1.06 |
| | Outside Grade Shell | 299 | 0.85 | 1.19 |
| Middle Creek | Grade Shell | 235 | 2.34 | 1.46 |
| | Outside Grade Shell | 594 | 0.88 | 0.94 |
| Southwest | Grade Shell | 1,474 | 3.03 | 1.27 |
| | Low Grade Shell | 2,038 | 0.99 | 1.34 |
| | Outside Grade Shell | 1,574 | 1.49 | 1.77 |
| West Fork | Grade Shell | 1,054 | 3.32 | 1.53 |
| | Opulent Grade Shell | 45 | 21.51 | 1.84 |
| | Upper Opulent Grade Shell | 131 | 2.28 | 0.91 |
| | Outside Grade Shell | 2,183 | 0.96 | 1.71 |
| South Gold Lens | Volcanic Group | 1,403 | 5.54 | 1.12 |
| | Mineralized Intrusive Group | 907 | 3.45 | 1.24 |
| | Intrusive Group | 684 | 2.22 | 1.74 |
| Central Replacement Zone | Volcanic Group | 3,472 | 5.60 | 0.99 |
| | Mineralized Intrusive Group | 112 | 7.22 | 0.77 |
| | Intrusive Group | 2,110 | 2.01 | 1.87 |
| Bountiful | Volcanic Group | 602 | 1.99 | 1.45 |
| | Mineralized Intrusive Group | 113 | 1.06 | 1.21 |
| | Intrusive Group | 56 | 1.65 | 1.40 |
| North Gold Lens | Volcanic Group | 5,182 | 4.01 | 1.08 |
| | Mineralized Intrusive Group | 3 | 5.87 | 0.01 |
| | Intrusive Group | 1,620 | 1.88 | 1.59 |

### 17.13 Grade Variography

The Cu, Au, and Ag grade variograms were computed with Sage 2001 constrained by grade shell or rock type group using the correlogram method.

Down-hole and experimental variograms (in 37 directions) were computed and variogram modeling was completed with Sage 2001. The nugget effect was measured using down-hole variograms and manually set in the directional variogram models. Two spherical structures were automatically fitted in Sage 2001: the structure sills C1 and C2, and their ranges. If necessary, revisions were made to these based on geological knowledge. Vulcan® rotation conventions were specified. An inadequate number of composites prevented reasonable variogram determination in the Bountiful area. The variogram from the geologically similar and spatially adjacent Central Replacement Zone was used for the Bountiful area. Resulting variograms are summarized in Appendix 6.

### 17.14 Block Model Setup

Block dimensions are 20m x 20m in plan and 15m vertically. The model extends a total of 6,000 metres in both the north-south and east-west directions and a total of 1,605 metres in the vertical direction. Block model fields are listed in Table 17-15.

## Table 17-15: Principal Block Model Fields

| Field Name | Description |
|---|---|
| CU | Weight-averaged calculation of Cu grade in bedrock portion |
| AU | Weight-averaged calculation of Au grade in bedrock portion |
| AG | Weight-averaged calculation of Ag grade in bedrock portion |
| CU1 | Kriged estimate of Cu grade in volcanic rock group and in grade shells |
| CU2 | kriged estimate of Cu grade in mineralized intrusive rock group and SWZ low grade shell |
| CU3 | Kriged estimate of Cu grade in intrusive rock group |
| AU1 | Kriged estimate of Au grade in volcanic rock group and in grade shells |
| AU2 | Kriged estimate of Au grade in mineralized intrusive rock group and SWZ low grade shell |
| AU3 | Kriged estimate of Au grade in intrusive rock group |
| AG1 | Kriged estimate of Ag  grade in volcanic rock group and in grade shells |
| AG2 | Kriged estimate of Ag grade in mineralized intrusive rock group and SWZ low grade shell |
| AG3 | Kriged estimate of Ag grade in intrusive rock group |
| CU1_NN | Nearest neighbor estimate of Cu in volcanic rocktype and SWZ low grade shell |
| CU2_NN | Nearest neighbor estimate of Cu in mineralized intrusive rocktype |
| CU3_NN | Nearest neighbor estimate of Cu in intrusive rocktype |
| AU1_NN | Nearest neighbor estimate of Au in volcanic rocktype and SWZ low grade shell |
| AU2_NN | Nearest neighbor estimate of Au in mineralized intrusive rocktype |
| AU3_NN | Nearest neighbor estimate of Au in intrusive rocktype |
| AG1_NN | Nearest neighbor estimate of Ag in volcanic rocktype and SWZ low grade shell |
| AG2_NN | Nearest neighbor estimate of Ag in mineralized intrusive rocktype |
| AG3_NN | Nearest neighbor estimate of Ag in intrusive rocktype |
| CU1_NN | Nearest neighbor estimate of Cu in volcanic rocktype and SWZ low grade shell |
| CU2_NN | Nearest neighbor estimate of Cu in mineralized intrusive rocktype |
| CU3_NN | Nearest neighbor estimate of Cu in intrusive rocktype |
| CUOUT | Nearest neighbor estimate of Cu outside of grade shell |
| AUOUT | Nearest neighbor estimate of Au outside of grade shell |
| AGOUT | Nearest neighbor estimate of Ag outside of grade shell |
| SOLCU | Inverse distance cubed acid soluble copper - near surface environment |
| CUPCT_SOL | Inverse distance cubed total copper - near surface environment |
| SOL_RATIO | Copper solubility ratio - SOLCU/CUPCT_SOL |
| VFLAG, DFLAG, | Estimation pass flags |
| AREA | Estimation Area Code |
| JUNC1 | Proportion of block within Junction grade shell (sj1_minshell.00t) |
| JUNCOUT | Proportion of block outside of Junction grade shell |
| MC1 | Proportion of block within Middle Creek grade shell (mc_mz1.00t) |
| MC2 | Proportion of block within Middle Creek grade shell (mc_mz2cut.00t) |
| MCOUT | Proportion of block outside of Junction grade shell |
| NJ1 | Proportion of block within North Junction grade shell (sj1_minshell.00t) |
| NJOUT | Proportion of block outside of North Junction grade shell |
| SWZ1 | Proportion of block within Southwest Zone grade shell (swz_minshell.00t) |
| SWZ2 | Proportion of block within Southwest Zone low  grade shell (sw_subore_trrimmed.00t) |
| SWZOUT | Proportion of block outside of Southwest Zone grade shell |
| WF1 | Proportion of block within West Fork grade shell (wf_minshell.00t) |
| OP1 | Proportion of block within Opulent and Upper Opulent  grade shell (wf_opulent.00t and wf_upr_opulent.00t) |
| WFOUT | Proportion of block outside of West Fork and Opulent  grade shells |
| VOLPCT | Proportion of block within the volcanic rock group |
| DILPCT | Proportion of block within the mineralized intrusive rock group |
| INTPCT | Proportion i of block within the intrusive rock group |
| DIST (1 to 3) | Distance to the nearest composite used by kriging stored by kriging pass |
| NCOMP (1 to 3) | Number of composites used by kriging, stored by kriging pass |
| NHOLE (1 to 3) | Number of drillholes used by kriging, stored by kriging pass |
| TOPO | Proportion of block below topographic surface |
| BEDROCK | Proportion of block below overburden |
| CLASS | Resource classification 1=measured, 2=indicated, 3=inferred |
| STICKROCK | Proportion of block below broken rock/stick rock surface |
| CU_BLK | Fully diluted block Cu estimated grade |
| AU_BLK | Fully diluted block Au estimated grade |
| AG_BLK | Fully diluted block Ag estimated grade |
| SGDRY | Bulk density for bedrock proportion of partial block |
| SG_ADJUSTED | Bulk density for whole block adjusted for topography proportion |
| SG | Block bulk density unadjusted by topography proportion |

17.15 **Grade Estimation Plan**

Three estimation methods were used during the interpolation process:

- Ordinary kriging

- Nearest neighbor

- Inverse distance to a power

Estimates were constrained by grade shell or, in the Central Area, by rock group. Estimation of soluble copper (as described in Section 17.8) was constrained by depth below bedrock. Hard contacts were used to constrain the use of composite samples to their respective shell or rock group. Blocks with multiple estimation domains (e.g. blocks straddling lithologic or grade shell contacts) contain the estimated grade for each proportion stored in individual block variables.

The minimum and maximum number of composites used in block interpolation and the maximum number of selected composites per drill hole is unchanged from Pass 1 to 3. Kriging plans are detailed in Appendix 7 and a summary is provided in Table 17-16.

The nearest neighbor interpolation was completed for the capped composites using the 5 metre composite samples.

Search ellipsoid ranges were determined using the following methodology:

- Pass 1: Ranges selected after inspection of variograms and sample spacing.

- Pass 2: Ranges from Pass 1 are extended by 50%.

- Pass 3: 100% increase in search distances from pass 2.

Details on the capping policy applied for each grade shell and rock type are summarized in Table 17-9.

In the South and North Gold Lens, Bountiful, and Central Replacement areas, the geologic model was simplified for grade estimation by grouping genetically and statistically similar rock types into three lithology groups: volcanic, mineralized intrusive, and intrusive material. Mineralization is predominantly hosted by the volcanic group (V1, V2 and V3). Two intrusive units (I4 and I8) may be mineralized when they crosscut volcanic rocks as relatively narrow dykes and sills. Intrusive units primarily contain weak, discontinuous mineralization. The remaining intrusives within the extent of drilling are post mineral. Each model block contains the proportion of volcanic, mineralized intrusive and intrusive groups in the block. The block model was constructed to accept up to three grades per block: volcanic, mineralized intrusive, and intrusive.

**Table 17-16:  Summary of Kriging Search Parameters**

| Estimation Run | | Estimation Domain | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Middle | Junction | North | SW | Opulent | West | CRZ | North | South | Bountiful |
| Pass 1 | Range X | 75 | 75 | 75 | 75 | 75 | 75 | 75 | 75 | 75 | 75 |
| | Range Y | 75 | 75 | 75 | 75 | 75 | 75 | 75 | 75 | 75 | 75 |
| | Range Z | 20 | 20 | 20 | 20 | 20 | 20 | 30 | 30 | 30 | 30 |
| | 1st Rot | 82 | 33 | 34 | 114 | 0 | 90 | 30 | 33 | 33 | 30 |
| | 2nd Rot | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 3rd Rot | 63 | 57 | 48 | -48 | 60 | 34 | 30 | 40 | 60 | 30 |
| Pass 2 | Range X | 120 | 120 | 120 | 120 | 120 | 120 | 120 | 120 | 120 | 120 |
| | Range Y | 120 | 120 | 120 | 120 | 120 | 120 | 120 | 120 | 120 | 120 |
| | Range Z | 30 | 30 | 30 | 30 | 30 | 30 | 45 | 45 | 45 | 45 |
| | 1st Rot | 82 | 33 | 34 | 114 | 0 | 90 | 30 | 33 | 33 | 30 |
| | 2nd Rot | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 3rd Rot | 63 | 57 | 48 | -48 | 60 | 34 | 30 | 40 | 60 | 30 |
| Pass 3 | Range X | 240 | 240 | 240 | 240 | 240 | 240 | 240 | 240 | 240 | 240 |
| | Range Y | 240 | 240 | 240 | 240 | 240 | 240 | 240 | 240 | 240 | 240 |
| | Range Z | 60 | 60 | 60 | 60 | 60 | 60 | 60 | 60 | 60 | 60 |
| | 1st Rot | 82 | 33 | 34 | 114 | 0 | 90 | 30 | 33 | 33 | 30 |
| | 2nd Rot | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 3rd Rot | 63 | 57 | 48 | -48 | 60 | 34 | 30 | 40 | 60 | 30 |

**Table 17-17:  Central Area Rock Groups**

| Rock Group | Rock Type Assignment | Composite Codes |
|---|---|---|
| Volcanic | V1, V2, V3 | 210, 220, 230 |
| Mineralized | I4, I8 | 362, 340 |
| Post Mineral | D2, D3, I5, I9, I10, I11 | 500, 350, 380, 372 |

The East fault which bisects the North Gold Lens and Central Replacement Zone was treated as a hard boundary.  It is a northerly-trending, 50 degree west dipping structure.  No significant displacement has been observed in drilling; however, contact analysis indicates a weak discontinuity in grade at the hangingwall / footwall contact.

### *17.15.1*  **Ordinary Kriging**

Kriging was completed using Vulcan® estimation batch files galoboun.bef, galocrz.bef, galojunc.bef, galomc.bef, galongl.bef, galonj.bef, galosgl.bef, galoswz.bef and galowf.bef.  Composites of nominal 5 metre length were used in the interpolation.

Variogram parameters are grade shell or rock group specific and are described in the kriging plan in Appendix 6.  During kriging, blocks were selected based on their grade shell or rock group domain.  Copper, gold and silver estimates within grade shells or rock groups were stored in the block model CU1, CU2 and CU3, AU1, AU2 and AU3, and AG1, AG2 and AG3 depending upon the grade shell or rock group being estimated.  CUOUT, AUOUT and AGOUT contain grade estimates for blocks outside of grade shells.  Other kriging variables were also stored in each block during interpolation:

- Average distance to composites in DIST1, DIST2, and DIST3

- Number of composites used in NCOMP1, NCOMP2, AND NCOMP3

- Number of drill holes used in NHOLE1, NHOLE2, AND NHOLE3

### 17.15.2 Nearest Neighbor Estimation

Nearest neighbor estimation was done using 5 metre composites.  Block selection and block model-composite matching were the same as implemented for ordinary kriging described in Section 17.15.1.  Estimation was performed in one pass using kriging Pass 3 search parameters.

### 17.15.3 Inverse Distance to a Power Estimation

Total and acid soluble copper grades were estimated by inverse distance cubed weighting methods to calculate the copper solubility ratio.  The copper solubility ratio was used to calculate the available copper content as described in Section 17.8.  Blocks and composites were matched relative to depth below the bedrock interface using an isotropic search of 150 metres.

### 17.15.4 Calculation of Whole Block Grades

The kriged and nearest neighbor grades were estimated for up to three proportions individually.  The three Cu, Au and Ag grades per block were combined, weighted by density and rock type proportion.

### 17.15.5 Block Model Visual Inspection

Visual inspection confirmed that the block model honors the drill hole data.  Screen-capture plots in Figures 17-6, 17-7 and 17-8 present a representative bench of the copper, gold and silver resource models.

**Figure 17-6: 502.5m Bench – Block Model Cu Values**



**Figure 17-7: 502.5m Bench – Block Model Au Values**



**Figure 17-8: 502.5m Bench – Block Model Ag Values**



17.16 **Model Validation**

Validation was performed on blocks constrained by grade shells or rock group and estimated in passes 1 and 2. This encompasses the section of the deposit which contains the highest concentration of drill holes and is an important dataset on which to perform validation.

### *17.16.1* **Swath Plots**

Swath plots comparing kriged Cu, Au and Ag and nearest neighbor estimates were plotted in East-West, North-South and Vertical directions. They are presented in Appendix 8, and examples are found in Figure 17-9 and Figure 17-10. Variables agree well in general, and no major spatial bias was observed. Differences do occur between the raw composites and the nearest neighbor and kriged grade estimates. The composites are not declustered or constrained by outlier restrictions, and differences between them, the kriged and nearest neighbor estimates are not unreasonable.

### *17.16.2* **Comparison of Composites and Estimated Grades**

Histograms of the validation set of blocks and composites were plotted for Cu, Au and Ag. They are presented in Appendix 9. Table 17-18 and Table 17-19 compare the validation set of block model grades with the 5-metre-long composite grades. The estimated grades compare reasonably well with the nearest neighbor model, indicating the process did not introduce bias.

As expected the estimated grades produce distributions that are smoother than the nearest neighbor model. The amount of smoothing has been adjusted to match the selective mining unit (SMU) and produce a model that is appropriate for mine planning.

# Figure 17-9: Cu Swath Plots


Swath Plot Cu Grades Passes 1+2 Central Zone
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu
Swath Plot Cu Grades Passes 1+2 Central Zone
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu
Swath Plot Cu Grades Passes 1+2 Central Zone
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu
Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu
Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu
Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

**Figure 17-10: Au Swath Plots**



**Table 17-18: Comparison of Cu Composites and Model Block Grades**

| Mineral Zone Area | Rock Group or Grade Shell | Number of Block Pairs | 5 m Composites | | | Kriged Model | | Nearest Neighbor | | % Difference (Krige-NN)/NN |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | No. | Mean Cu | CV | Mean Cu | CV | Mean Cu | CV | |
| Bountiful | Volcanic | 2,882 | 649 | 0.18 | 1.58 | 0.305 | 0.77 | 0.302 | 1.19 | 1 |
| | Intrusive | 247 | 70 | 0.09 | 1.65 | 0.050 | 0.59 | 0.053 | 1.17 | -6 |
| Central Replacement Zone | Volcanic | 11,991 | 4,277 | 0.51 | 1.29 | 0.400 | 0.99 | 0.392 | 1.30 | 2 |
| | Intrusive | 4,877 | 2,441 | 0.17 | 2.35 | 0.131 | 1.60 | 0.126 | 2.49 | 4 |
| Junction | Grade Shell | 906 | 247 | 0.40 | 0.94 | 0.474 | 0.55 | 0.486 | 0.92 | -2 |
| Middle Creek | Grade Shell | 540 | 235 | 0.37 | 1.24 | 0.321 | 0.65 | 0.314 | 1.26 | 2 |
| North Gold Lens | Volcanic | 18,881 | 6,504 | 0.41 | 1.21 | 0.325 | 0.93 | 0.319 | 1.32 | 2 |
| | Intrusive | 2,603 | 1,823 | 0.19 | 1.77 | 0.134 | 1.29 | 0.124 | 1.94 | 8 |
| North Junction | Grade Shell | 1,537 | 850 | 0.86 | 1.27 | 0.811 | 0.78 | 0.779 | 1.27 | 4 |
| South Gold Lens | Volcanic | 3,674 | 1,710 | 0.59 | 1.40 | 0.429 | 1.23 | 0.420 | 1.61 | 2 |
| | Intrusive | 2,037 | 782 | 0.22 | 2.05 | 0.183 | 1.32 | 0.188 | 2.04 | -3 |
| Southwest Zone | Grade Shell | 3,655 | 1,474 | 0.46 | 1.25 | 0.417 | 0.82 | 0.420 | 1.25 | -1 |
| | Low Grade Shell | 6,909 | 1,588 | 0.09 | 1.87 | 0.106 | 0.68 | 0.106 | 1.03 | 0 |
| West Fork | Grade Shell | 2,727 | 1,054 | 0.40 | 1.13 | 0.389 | 0.63 | 0.399 | 1.13 | -3 |
| | Opulent | 91 | 45 | 5.00 | 1.45 | 0.615 | 1.02 | 0.594 | 1.44 | 4 |

**Table 17-19: Comparison of Au Composites and Model Blocks**

| Mineral Zone Area | Rock Group or Grade Shell | Number of Block Pairs | 5 m Composites | | | Kriged Model | | Nearest Neighbor | | % Difference (Krige-NN)/NN |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | No. | Mean Au | CV | Mean Au | CV | Mean Au | CV | |
| Bountiful | Volcanic | 2,882 | 649 | 0.07 | 1.41 | 0.100 | 0.77 | 0.100 | 1.14 | 1 |
| | Intrusive | 247 | 70 | 0.06 | 1.49 | 0.040 | 0.90 | 0.050 | 1.58 | -6 |
| Central Replacement Zone | Volcanic | 11,907 | 4,093 | 0.14 | 1.66 | 0.120 | 1.08 | 0.110 | 1.62 | 3 |
| | Intrusive | 4,872 | 2,403 | 0.06 | 1.96 | 0.060 | 1.03 | 0.050 | 1.82 | 2 |
| Junction | Grade Shell | 906 | 246 | 0.16 | 0.99 | 0.150 | 0.47 | 0.160 | 0.88 | -2 |
| Middle Creek | Grade Shell | 540 | 235 | 0.52 | 2.04 | 0.410 | 1.11 | 0.420 | 2.15 | -1 |
| North Gold Lens | Volcanic | 18,724 | 6,364 | 0.30 | 2.39 | 0.230 | 1.64 | 0.230 | 2.52 | 0 |
| | Intrusive | 2,592 | 1,812 | 0.18 | 4.08 | 0.130 | 2.79 | 0.130 | 4.67 | 2 |
| North Junction | Grade Shell | 1,308 | 744 | 0.47 | 1.63 | 0.500 | 0.84 | 0.470 | 1.77 | 6 |
| South Gold Lens | Volcanic | 3,670 | 1,692 | 0.22 | 2.02 | 0.180 | 1.54 | 0.170 | 2.75 | 5 |
| | Intrusive | 2,036 | 773 | 0.17 | 1.94 | 0.170 | 1.18 | 0.190 | 1.94 | -9 |
| Southwest Zone | Grade Shell | 3,655 | 1,474 | 0.80 | 1.43 | 0.690 | 0.82 | 0.670 | 1.42 | 3 |
| | Low Grade Shell | 6,909 | 1,574 | 0.19 | 2.75 | 0.160 | 0.88 | 0.150 | 1.70 | 1 |
| West Fork | Grade Shell | 2,727 | 1,054 | 0.25 | 1.42 | 0.250 | 0.74 | 0.260 | 1.29 | -2 |
| | Opulent | 91 | 45 | 1.73 | 0.95 | 0.530 | 0.86 | 0.530 | 1.48 | -1 |

As expected, the variance and CV of kriged model is much lower than the original 5-metre composites.

For the validation set, the average estimated grades compare well with the average nearest neighbor grades. The distribution's upper tail disappears, however, inducing a variance reduction. The CV for the kriged estimates is significantly lower than the CV for the 5-metre composites or nearest neighbor models. This is expected given the grade estimation method (ordinary kriging).

The mean grades for the kriged estimates are comparable with the nearest neighbor model and are reasonable.

### 17.16.3   Change of Support Checks

An independent check on the smoothing in the estimates was made using the Discrete Gaussian or Hermitian polynomial change-of-support method (Herco) described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The distribution of hypothetical block grades derived by this method is compared to the estimated model grade distribution by means of grade-tonnage curves. The grade-tonnage curves allow comparison of the histograms of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, then the grade-tonnage curves should match fairly closely. If the curves diverge significantly, then there is a problem with the estimated resource. The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations.

Block Dispersion Variances (BDV) are required to perform Herco validation and were calculated for interpolation groups, such as:

- Grade shells by area

- Volcanic and intrusive rock groups in the Central areas

BDV using a unit sill variogram model was calculated after modeling 3D variograms for each interpolation group. The selective mining unit (SMU) size used was 20m x 20m x 15m.

Resulting BDVs and CVs are tabulated in Table 17-20 and Table 17-21.

### Table 17-20:  Cu Block Dispersion Variances

| Area | Domain or Rocktype | Block Dispersion Variance | CV 5m Composites |
|---|---|---|---|
| Bountiful | Volcanic | 0.7149 | 1.19 |
| | Intrusive | 0.5273 | 1.17 |
| Central Replacement Zone | Volcanic | 0.7149 | 1.30 |
| | Intrusive | 0.5273 | 2.49 |
| Junction | Grade Shell | 0.2662 | 0.92 |
| Middle Creek | Grade Shell | 0.3709 | 1.26 |
| North Gold Lens | Volcanic | 0.6559 | 1.32 |
| | Intrusive | 0.5165 | 1.94 |
| North Junction | Grade Shell | 0.4917 | 1.27 |
| South Gold Lens | Volcanic | 0.6512 | 1.61 |
| | Intrusive | 0.6202 | 2.04 |
| Southwest Zone | Grade Shell | 0.4347 | 1.25 |
| | Low Grade Shell | 0.3808 | 1.03 |
| West Fork | Grade Shell | 0.3592 | 1.13 |

**Table 17-21: Au Block Dispersion Variances**

| Area | Domain or Rocktype | Block Dispersion Variance | CV 5m Composites |
|---|---|---|---|
| Bountiful | Volcanic | 0.617 | 1.14 |
| | Intrusive | 0.4585 | 1.58 |
| Central Replacement Zone | Volcanic | 0.617 | 1.62 |
| | Intrusive | 0.4585 | 1.82 |
| Junction | Grade Shell | 0.178 | 0.88 |
| Middle Creek | Grade Shell | 0.413 | 2.15 |
| North Gold Lens | Volcanic | 0.6124 | 2.52 |
| | Intrusive | 0.4181 | 4.67 |
| North Junction | Grade Shell | 0.3226 | 1.77 |
| South Gold Lens | Volcanic | 0.4221 | 2.75 |
| | Intrusive | 0.469 | 1.94 |
| Southwest Zone | Grade Shell | 0.3319 | 1.42 |
| | Low Grade Shell | 0.2553 | 1.70 |
| West Fork | Grade Shell | 0.3409 | 1.29 |

Herco validation was performed for blocks that were estimated by passes one and two for both copper and gold. An SMU block size of 20m x 20m x 15m was specified by NovaGold, reflecting the selectivity of the feasibility study. Resulting grade-tonnage and grade-above-cutoff curves (Herco adjusted and kriged) are presented in Appendix 10. A representative grade-tonnage graph is in Figure 17-11 and Figure 17-12.

In general, the Herco-adjusted grade-proportion curves fit the kriged grade-proportion curves reasonably well, indicating the appropriate amount of smoothing has been achieved via kriging.

**Figure 17-11: Herco Cu Grade-Tonnage Curves – Central Replacement Zone**



**Figure 17-12: Herco Au Grade-Tonnage Curves – Central Replacement Zone**



17.17 **Resource Classification**

The Galore Creek mineral resource has been classified using logic consistent with the CIM Standard Definitions as dictated by National Instrument 43-101. Resource classification is based on various block model parameters together with the demonstrated confidence in the assayed values with a well-functioning QA/QC program. The estimated Galore Creek resources have been classified into Measured, Indicated and Inferred Resources categories and are summarized in Table 17-23.

In general, the limit of the Mineral Resources is based on the following criteria: blocks within specified distances of an assay composite, a minimum of two drill holes, are required to estimate the Cu grade and resources are contained within a conceptual pit using metal prices of $1.25/lb Cu, $450/oz Au and $7/oz Ag. These metal prices are 50% higher than the metal prices being used in the Feasibility Study that is currently in progress. Additionally, Measured or Indicated Resources must be within a grade shell or lithology group. Composite spacing criteria were determined using the confidence limit on the grade estimate and its relationship to the projected production rate of 65,000 tonnes per day of ore. Confidence limits were calculated for Cu and Au grades. In general, distances are comparable with Au tending to require closer spaced composite spacing. Copper grade is proposed to be the primary criteria for ore/waste selection and constitutes the major saleable product, and it is reasonable to set classification criteria on the basis of copper grades.

### 17.17.1 **Measured Resource Criteria**

The criteria for defining Galore Creek Measured Resources was that there were a minimum of two drill holes within 80 metres horizontally and 55 metres vertically of the estimated block. Furthermore, the block had to be constrained within a grade shell or lithology group.

### 17.17.2 **Indicated Resource Criteria**

The criteria for defining Indicated Resources was that the block was within 80 metres horizontally and 55 metres vertically of the estimated block and that a second drill hole had to be within the distance as specified in Table 17-22. Confidence limits were determined and classification designation assigned by grade shell and lithology group.

**Table 17-22: Drill Hole Spacing Based on Confidence Limits**

| Resource Area | Estimation Group | Drill Hole Spacing for ± 15% Annual Confidence Limit (metres) | |
|---|---|---|---|
| | | Cu | Au |
| Bountiful | Volcanic | 160 | 150 |
| | Intrusive | 150 | 100 |
| Central Replacement Zone | Volcanic | 150 | 100 |
| | Intrusive | 100 | 100 |
| Junction | Grade Shell | 150 | 100 |
| Middle Creek | Grade Shell | 150 | 100 |
| North Gold Lens | Volcanic | 160 | 100 |
| | Intrusive | 125 | 35 |
| North Junction | Grade Shell | 150 | 100 |
| South Gold Lens | Volcanic | 125 | 75 |
| | Intrusive | 110 | 100 |
| Southwest | Grade Shell | 150 | 150 |
| Southwest LG | Grade Shell | 150 | 150 |
| West Fork | Grade Shell | 150 | 150 |

That portion of the Galore Creek deposit designated in this manner as the Measured and Indicated Mineral Resource has been estimated with a "level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit" (NI 43-101).

### 17.17.3    Inferred Resource Criteria

That portion of the Galore Creek deposit for which an estimate has been made but is not deemed part of the Measured and Indicated Mineral Resource has been classified as the Inferred Mineral Resource.  This portion is based on more limited drill information, and will require additional drilling to support detailed mine planning and evaluation.

### 17.17.4    Galore Creek Mineral Resources

Measured, Indicated, and Inferred Mineral Resources were tabulated for the Galore Creek Project.  In lieu of summarizing resources within the total block model at a particular cutoff grade, only those resources located inside of a conceptual pit based on metal prices that were 50% greater than the base case prices in the ongoing Feasibility Study were used.  Metals prices of US$1.25/lb of copper, US$450/oz of gold, and US$7/oz of silver were used to generate the conceptual pit.  Feasibility Study mining costs, processing costs, metal recoveries, and pit slope angles were also used to generate the conceptual pit.  The Galore Creek Mineral Resources within the conceptual pit are summarized in Table 17-23 using a 0.25% copper equivalent (CuEq) cutoff grade.

**Table 17-23: Galore Creek Mineral Resources @ 0.25% CuEq Cutoff**

| Resource Category | Tonnes (millions) | Cu (%) | Au (g/t) | Ag (g/t) | CuEq (%) | Cu Pounds (billions) | Au Ounces (millions) | Ag Ounces (millions) |
|---|---|---|---|---|---|---|---|---|
| Measured | 263.6 | 0.62 | 0.35 | 5.9 | 0.81 | 3.6 | 3.0 | 50.0 |
| Indicated | 485.3 | 0.46 | 0.28 | 4.3 | 0.63 | 4.9 | 4.4 | 67.1 |
| Measured + Indicated | 748.9 | 0.52 | 0.30 | 4.9 | 0.69 | 8.5 | 7.4 | 117.1 |
| Inferred | 300.1 | 0.37 | 0.21 | 3.7 | 0.51 | 2.4 | 2.0 | 35.7 |

The copper equivalent grade was calculated as follows:

CuEq = Recoverable Revenue / 2204.62 * 100 / 1.25 / Cu Recovery / 100

Where:

CuEq = Copper equivalent grade

Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.25/lb, US$450/oz, and US$7/oz for copper, gold, and silver, respectively

Cu Recovery = Recovery for copper based on mineral zone and total copper grade

The author has performed several independent reviews of NovaGold's Galore Creek resource model. These checks included a visual comparison of drill hole composite and block grades in section and plan, a global grade bias check (independent nearest neighbor models), and a set of swath plots that compare the author's nearest neighbor grades with NovaGold's kriged copper and gold block grades. Based on these reviews, it is the author's opinion that the NovaGold resource model is globally unbiased and is suitable to be used for subsequent pit optimization and mine planning activities.

The author is unaware of any environmental, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could affect the estimate of Mineral Resources at Big Hurrah. Obviously the Mineral Resources that are subject to this report could be reduced or eliminated if one or more of these issues were to become relevant.

## 18.0   OTHER RELEVANT DATA AND INFORMATION

NovaGold is currently in the process of completing a Feasibility Study for the Galore Creek project.   Hatch Ltd. is overseeing and managing the Feasibility Study which is expected to be completed by the end of 2006.  If the Feasibility Study shows favourable results, it is anticipated that another technical report will be completed which discloses various aspects of the Galore Creek Project.

## 19.0   INTERPRETATION AND CONCLUSIONS

Galore Creek property is characterized as a large copper-gold porphyry system consisting of a number of mineralized zones including the Central Replacement Zone, the Southwest Zone, the Junction Zone, Middle Creek, North and South Gold Lenses, Bountiful, and the West Fork Zone.  In total, the property has been tested with 758 diamond drill holes totaling about 187,267 metres.  The assay database for the property contains about 60,000 assay records.  In addition to the diamond drilling data, a tremendous amount of data has been collected from the property since the early 1960's.  Some of this data includes soil, stream sediment, and rock geochemistry programs, helicopter airborne magnetic and radiometric surveys, ground based IP/resistivity surveys, and seismic refraction surveys.

Using past results and the diamond core data that were collected from the 2005 program, an updated resource model has been constructed.  In the opinion of the author the underlying data are adequate to define the Mineral Resources that are the subject of this report.  The updated grade model that is the subject of this report is currently being used by Hatch Ltd. and their sub-contractors to complete a Feasibility Study for the Galore Creek project.  The Feasibility Study is expected to be complete by the end of 2006.  The results from the Feasibility Study will dictate NovaGold's next course of action.

## 20.0 RECOMMENDATIONS

The author has reviewed the Galore Creek database and NovaGold's resource modeling methods. Based on these reviews the author has the following recommendations:

- Drill a reasonable number of twin holes to investigate the apparent bias between the pre-2003 and the NovaGold data. Approximately 56% of the diamond core data were derived from pre-NovaGold drilling and these data are approximately 3% and 14% lower than the NovaGold data for copper and gold, respectively. The author estimates that drilling ten twin holes totaling about 2,500 metres should cost approximately US$850,000.

- Monitor the performance of blanks and duplicates more closely. All sample batches associated with blanks that fail should be re-assayed. The costs associated with this activity are considered by the author to be a fixed cost to NovaGold as all of the monitoring work would be routinely done in house.

- Lower the copper equivalent (CuEq) cutoff grade used to design grade envelopes that are used to constrain the estimate of block grades. The resource model subject to this report used a 0.35% CuEq cutoff grade, yet the breakeven cutoff grade used to summarize Mineral Resources was 0.25% CuEq. The costs associated with this activity are considered to be a fixed cost to NovaGold as all work would be done in house.

- Obtain more moisture content data from representative rock types. The author estimates that obtaining a reasonable number of moisture determinations would cost several thousand to ten thousand dollars.

## 21.0 REFERENCES

Aiken, J.D. (1959); Atlin Map-area, British Columbia, Geological Survey of Canada, Memoir 307, 89 Pages.
Allen, D.G. (1966): Mineralogy of Stikine Copper's Galore Creek Deposit, Unpublished MSc. Thesis UBC, 38 pages

Barr, D. A. (1966): The Galore Creek Copper Deposits; Canadian Institute of Mining and Metallurgy, Bulletin, V. 59, pp. 841-853.

Brown, D. A., and Gunning, M. H. (1989): Geology of the Scud River area, North Western British Columbia, (104G/5, 6), in Geological Fieldwork 1988; British Columbia Ministry of Energy, Mines, and Petroleum Resources, Geological Survey Branch, Paper 1989-1, pp. 251-267.

de Rosen-Spence, A. (1985): Shoshonites and associated rocks of central British Columbia, in Fieldwork 1984; British Columbia Ministry of Energy, Mines, and Petroleum Resources, Geological Survey Branch, Paper 1985-1, pp. 426-442.

Enns, S.G., Thompson, J.F.H, Stanley, C.R. and Yarrow, E.W. 1995; The Galore Creek porphyry copper-gold deposits, Northwestern British Columbia, in 'Porphyry Copper Deposits of the Northern Cordillera'. ed. by Schroeter, T., Canadian Institute of Mining and Metallurgy Special Volume 46, Paper No. 46, pp. 630-644.

Hatch, et al. (2005): Geology and Resource Potential of the Galore Creek Property, 2004 NI 43-101 Technical Report finalized on May 18, 2005

Hatch, et al. (2005): Geology and Resource Potential of the Copper Canyon Property

Hatch, et al. (2004): Update on Resources, Galore Creek Project, British Columbia.

Hatch, (2004): Galore Creek Scoping Study.

Kerr, F. A. (1948): Lower Stikine and Iskut River areas, British Columbia; Geological Survey of Canada, Memoir 246, 94 pp.

Logan, J.M., Drobe, J.R., and McClelland, W.C. (2000): Geology of the Forrest Kerr – Mess Creek area, northwestern British Columbia (NTS 104B/10, 15 and 104G/2 & 7W); BC Ministry of Energy and Mines, Bulletin 104, 164 pages.

Logan, J. M., and Koyanagi, V. M.(1989a): Geology and Mineral Deposits of the Galore Creek area, North-western B.C., 104G/3, 4, in Geological Fieldwork 1988; British Columbia Ministry of Energy, Mines, and Petroleum Resources, Geological Survey Branch, Paper 1989-1, pp. 269-284.

Logan, J. M., Koyanagi, V. M. and Drobe, J. R. (1989): Geology of the Forrest Kerr Creek Area, North-western British Columbia; British Columbia Ministry of Energy, Mines and Resources, Paper 1990-1.

Logan, J. M., Koyanagi, V. M. and Rhys, D. (1989b): Geology and Mineral Occurrences of the Galore Creek Area; British Columbia Ministry of Energy, Mines, and Petroleum Resources; Geological Survey Branch Open File 1989-8, Sheet 1 of 2.

Monger, J. W. H. (1977): Upper Pa1aeozoic rocks of the western Canadian Cordillera and their bearing on Cordilleran evolution; Canadian Journal of Earth Science, V. 14, pp. 1832-1859.

Morris (2005): Geology and Resource Potential of the Galore Creek Property

Mortensen, J.K., Ghosh, D.K., and Ferri, F. (1995). U-Pb Geochronology of Intrusive Rocks Associated with Cu-Au Porphyry Deposits in the Canadian Cordillera; in Porphyry Deposits of the Northwestern Cordillera of North America, ed. T. Schroeter, Canadian Institute of Mining and Metallurgy, Special Volume 46, pp 142-160.

Pantelyev, A. (1976): Galore Creek map area, British Columbia, in Geological Fieldwork 1975; British Columbia Ministry of Energy, Mines, and Petroleum Resources; Geological Survey Branch, Paper 1976-1; pp. 79-81.

Rescan (2006): Galore Creek Project Application for Environmental Assessment Certificate

Simpson, R.G. (2003): Independent Technical Report for the Galore Creek Property.

Souther, J. G. (1972): Telegraph Creek Map Area, British Columbia; Geological Survey of Canada Paper pp 71-44.

Termuende, T.J., 2002, Geological report for the Copper Canyon project, Kopper King 1 – 2, KK 3 – 4 Claims (Tenure numbers 389151-52; 395836-7) Laird Mining Division NTS Map sheets 104G013, 014 UTM 6334000/357000: Internal report prepared for Eagle Plains Resources LTD.

## 22.0   DATE AND SIGNATURE PAGE

I, Michael J. Lechner, a consulting geologist and President of Resource Modeling Incorporated, (RMI) an Arizona corporation with a business address of 1960 West Muirhead Loop, Tucson, AZ 85737, HEREBY CERTIFY THAT

1.      I am the author of the technical report titled "Updated Galore Creek Resources, Northwestern British Columbia" dated September 7, 2006 (the "Technical Report").

2.      I am a graduate of the University of Montana with a B.A. degree in Geology (1979).

3.      From 1979 to the present I have been actively employed in various capacities of the mining industry in numerous locations throughout the world.  I have worked as an exploration geologist exploring for precious and base metals throughout western North America, a mine geologist working at precious metal mines in California and Nevada, and have estimated Mineral Resources for numerous precious and base metal deposits located throughout the world.

4.      I am a Registered Professional Geologist in the State of Arizona (#37753), a Certified Professional Geologist with the American Institute of Professional Geologists (#10690) and a Registered Member of the Society of Mining Engineers (# 4124987RM).

5.      As a result of my education, experience and professional associations, I am a "Qualified Person" as defined by National Instrument 43-101 (the "Instrument").

6.      My work on the Galore Creek Project consisted of a site visit on October 17-18 2005, to observe drilling and sampling procedures, review drill core and a review of NovaGold's resource model.

7.      I am responsible for the preparation of the Technical Report.

8.      The sources of all information are noted and referenced in the Technical Report.

9.      I am independent of the issuer as defined in the Instrument.

10.     As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

11.     I have read and understand the terms of the Instrument its companion documents and the Technical Report has been prepared in compliance with the Instrument.

12.     I consent to the use of this Technical Report dated, September 7, 2006, by NovaGold for making representations about the subject property and to the public

filing of the Technical Report.

13.    I have not had any prior involvement with the Galore Creek property that is the subject of this Technical Report.

Dated in Tucson, Arizona, this 7th day of September, 2006.



_____

Michael J. Lechner



# Consent of Author

TO:    British Columbia Securities Commission
        Alberta Securities Commission
        Saskatchewan Financial Services Commission
        Manitoba Securities Commission
        Ontario Securities Commission
        Autorite des marches financiers
        Nova Scotia Securities Commission
        New Brunswick Securities Commission
        Prince Edward Island Securities Office
        Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I Michael J. Lechner do hereby consent to the filing, with the regulatory authorities referred to above, the technical report entitled "Updated Galore Creek Mineral Resources, British Columbia", dated September 7, 2006.

Dated this 7[th] day of September, 2006



_____

Signature of Qualified Person

Mike Lechner, AZ RPG #37753
_____

Print name of Qualified Person

**23.0   ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES**

No decisions have been finalized for developing the property yet as the Feasibility Study is still in progress.

# Updated Galore Creek Resources
# NI 43-101 Technical Report

# <u>APPENDICES</u>

**Appendix 01 – Lithology Codes**
**Appendix 02 – Significant Drill Hole Composites**
**Appendix 03 – Historic Cu Assay Comparisons**
**Appendix 04 – Historic Au Assay Comparisons**
**Appendix 05 – 2003-2005 NovaGold QA/QC Data**
**Appendix 06 – Variograms**
**Appendix 07 – Kriging Plans**
**Appendix 08 – Swath Plots**
**Appendix 09 – Histograms**
**Appendix 10 – Herco Grade-Tonnage Curves**

# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 1 – Lithology Codes

# Galore Creek Rock Codes

| Patern | Num | Code | Description |
|---|---|---|---|
| | -1 | na | Not Available |
| | 100 | S | SEDIMENTARY ROCKS - Undivided |
| | 110 | S1 | SEDIMENTARY ROCKS - Conglomerate |
| | 120 | S2 | SEDIMENTARY ROCKS - Greywacke |
| | 130 | S3 | SEDIMENTARY ROCKS - Siltstone |
| | 140 | S4 | SEDIMENTARY ROCKS - Argilite |
| | 150 | S5 | SEDIMENTARY ROCKS - Limestone |
| | 160 | S6 | SEDIMENTARY ROCKS - Epiclastic |
| | 170 | S7 | SEDIMENTARY ROCKS - Diamictite |
| | 200 | V | VOLCANICS - Undivided |
| | 210 | V1 | VOLCANICS - AUGITE-BEARING - Undivided |
| | 211 | V1a | VOLCANICS - AUGITE-BEARING - Flow |
| | 212 | V1b | VOLCANICS - AUGITE-BEARING - Porphyritic |
| | 213 | V1c | VOLCANICS - AUGITE-BEARING - Flow breccia |
| | 214 | V1ab | VOLCANICS - AUGITE-BEARING - Porphyritic Flow |
| | 215 | V1e | VOLCANICS - AUGITE-BEARING - Coarse Lapilli Tuff |
| | 216 | V1f | VOLCANICS - AUGITE-BEARING - Fine Lapilli Tuff |
| | 217 | V1g | VOLCANICS - AUGITE-BEARING - Ash tuff |
| | 218 | V1ac | VOLCANICS - AUGITE-BEARING - Flow breccias |
| | 219 | V1eh | VOLCANICS - AUGITE-BEARING - Tuffs-Mixed/undifferenciated |
| | 220 | V2 | VOLCANICS - PSEUDOLEUCITE-BEARING - Undivided |
| | 221 | V2a | VOLCANICS - PSEUDOLEUCITE-BEARING - Flow |
| | 222 | V2b | VOLCANICS - PSEUDOLEUCITE-BEARING - Porphyritic |
| | 223 | V2ab | VOLCANICS - PSEUDOLEUCITE-BEARING - Porphyritic Flow |
| | 224 | V2c | VOLCANICS - PSEUDOLEUCITE-BEARING - Flow breccias |
| | 225 | V2e | VOLCANICS - PSEUDOLEUCITE-BEARING - Coarse Lapilli Tuff |
| | 226 | V2f | VOLCANICS - PSEUDOLEUCITE-BEARING - Fine Lapilli Tuff |
| | 227 | V2g | VOLCANICS - PSEUDOLEUCITE-BEARING - Ash tuff |
| | 228 | V2h | VOLCANICS - PSEUDOLEUCITE-BEARING - Crystal Lithic Tuff |
| | 229 | V2eh | VOLCANICS - PSEUDOLEUCITE-BEARING - Tuffs-Mixed/undifferenciated |
| | 230 | V3 | VOLCANICS - ORTHOCLASE-BEARING - Undivided |
| | 231 | V3a | VOLCANICS - ORTHOCLASE-BEARING - Flow |
| | 232 | V3b | VOLCANICS - ORTHOCLASE-BEARING - Porphyritic |
| | 233 | V3ab | VOLCANICS - ORTHOCLASE-BEARING - Porphyritic Flow |
| | 234 | V3af | VOLCANICS - ORTHOCLASE-BEARING - Flow/Fine Lapilli Tuff |
| | 235 | V3e | VOLCANICS - ORTHOCLASE-BEARING - Coarse Lapilli Tuff |
| | 236 | V3f | VOLCANICS - ORTHOCLASE-BEARING - Fine Lapilli Tuff |
| | 237 | V3g | VOLCANICS - ORTHOCLASE-BEARING - Ash Tuff |
| | 238 | V3h | VOLCANICS - ORTHOCLASE-BEARING - Crystal Lithic Tuff |
| | 239 | V3eh | VOLCANICS - ORTHOCLASE-BEARING - Tuffs-Mixed/undifferenciated |
| | 240 | V4 | VOLCANICS - MAFIC - Undivided |
| | 241 | V4a | VOLCANICS - MAFIC - Flow |
| | 242 | V4b | VOLCANICS - MAFIC - Porphyritic |
| | 243 | V4ab | VOLCANICS - MAFIC - Porphyritic Flow |
| | 244 | V4d | VOLCANICS - MAFIC - Breccias |
| | 245 | V4e | VOLCANICS - MAFIC - Coarse Lapilli Tuff |
| | 246 | V4f | VOLCANICS - MAFIC - Fine Lapilli Tuff |
| | 247 | V4g | VOLCANICS - MAFIC - Ash Tuff |
| | 248 | V4h | VOLCANICS - MAFIC - Crystal Lithic Tuff |
| | 249 | V4eh | VOLCANICS - MAFIC - Tuffs-Mixed/undifferenciated |
| | 250 | V5 | VOLCANICS - INTERMEDIATE - Undivided |
| | 251 | V5a | VOLCANICS - INTERMEDIATE - Flow |
| | 252 | V5b | VOLCANICS - INTERMEDIATE - Porphyritic |
| | 253 | V5c | VOLCANICS - INTERMEDIATE - Flow Breccias |
| | 254 | V5d | VOLCANICS - INTERMEDIATE - Breccias |
| | 255 | V5e | VOLCANICS - INTERMEDIATE - Coarse Lapilli Tuff |
| | 256 | V5f | VOLCANICS - INTERMEDIATE - Fine Lapilli Tuff |
| | 257 | V5g | VOLCANICS - INTERMEDIATE - Ash Tuff |
| | 258 | V5h | VOLCANICS - INTERMEDIATE - Crystal Lithic Tuff |
| | 259 | V5eh | VOLCANICS - INTERMEDIATE - Tuffs-Mixed/undifferenciated |
| | 260 | V6 | VOLCANICS - FELSIC - Undivided |
| | 266 | V6f | VOLCANICS - FELSIC - Fine Lapilli Tuff |
| | 267 | V6g | VOLCANICS - FELSIC - Ash Tuff |
| | 300 | i | INTRUSIVES - Undivided |
| | 310 | i1 | INTRUSIVES - Pseudoleucite Porphyry |
| | 320 | i2 | INTRUSIVES - Pseudoleucite Mega-Porphyry |
| | 330 | i3 | INTRUSIVES - Grey Syenite Porphyry |
| | 331 | CCPo | COPPER CANYON PORPHYRY - Orthoclase |
| | 332 | CCPp | COPPER CANYON PORPHYRY - Pseudoleucite |
| | 340 | i4 | INTRUSIVES - Dark Orthoclase Syenite |
| | 343 | i4a | INTRUSIVES - Dark Orthoclase Syenite (early) |
| | 344 | i4ab | INTRUSIVES - Dark Orthoclase Syenite (early/late) |
| | 345 | i4b | INTRUSIVES - Dark Orthoclase Syenite (late) |
| | 350 | i5/i9 | Orthoclase Syenite Megaporphyry |
| | 351 | i5 | INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Fine grained (early) |
| | 352 | i9 | INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Medium grained |
| | 353 | i9a | INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Early Phase |
| | 354 | i9ab | INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Early/Late |
| | 355 | i9b | INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Late Phase |
| | 361 | i6 | INTRUSIVES - SYENITE - Fine Grained |
| | 362 | i8 | INTRUSIVES - SYENITE - Medium Grained |
| | 363 | i8a | INTRUSIVES - SYENITE - Early Phase |
| | 365 | i8b | INTRUSIVES - SYENITE - Early/Late |
| | 367 | JP | Junction Porphyry |
| | 369 | WFP | West Fork Prophyry |
| | 371 | i7 | INTRUSIVES - SYENITE PORPHYRY - Fine grained |
| | 372 | i11 | INTRUSIVES - SYENITE PORPHYRY - Medium grained |
| | 373 | i11a | INTRUSIVES - SYENITE PORPHYRY - Early Phase |
| | 374 | i7b | INTRUSIVES - SYENITE PORPHYRY - Late Phase |
| | 380 | i10a | INTRUSIVES - PLAGIOCLASE SYENITE PORPHYRY |
| | 385 | i10b | INTRUSIVES - PLAGIOCLASE SYENITE PORPHYRY - Late Phase |
| | 390 | i12 | INTRUSIVES - LAVENDER SYENITE PORPHYRY |
| | 395 | i13 | |
| | 400 | B | BRECCIAS |
| | 410 | B1 | BRECCIAS - DIATREME |
| | 413 | B1a | BRECCIAS - DIATREME - Monolithic |
| | 415 | B1b | BRECCIAS - DIATREME - Heterolithic |
| | 420 | B2 | BRECCIAS - HYDROTHERMAL |
| | 423 | B2a | BRECCIAS - HYDROTHERMAL - Monolithic |
| | 425 | B2b | BRECCIAS - HYDROTHERMAL - Heterolithic |
| | 430 | B3 | BRECCIAS - ORTHOMAGMATIC |
| | 433 | B3a | BRECCIAS - ORTHOMAGMATIC - Monolithic |
| | 435 | B3b | BRECCIAS - ORTHOMAGMATIC - Heterolithic |
| | 500 | D | DIKES |
| | 510 | D1 | DIKES - Lamprophyre |
| | 520 | D2 | DIKES - Mafic |
| | 530 | D3 | DIKES - Intermediate |
| | 540 | D4 | DIKES - Felsic |
| | 700 | FZN | Fault Zone |
| | 900 | OVB | Overburden |
| | 999 | NR | Ro Return |

# Updated Galore Creek Resources
# NI 43-101 Technical Report

# Appendix 2 – Significant Drill Hole Composites

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC03-0436 | 45 | 50 | 5 | 2.67 | 4.25 | 11.2 | SWZ |
| GC03-0437 | 20 | 25 | 5 | 2.77 | 0.70 | 12.9 | SWZ |
| GC03-0437 | 25 | 30 | 5 | 5.06 | 2.21 | 25.7 | SWZ |
| GC03-0437 | 30 | 35 | 5 | 3.22 | 2.86 | 51.2 | SWZ |
| GC03-0437 | 35 | 40 | 5 | 3.04 | 2.40 | 52.3 | SWZ |
| GC03-0437 | 40 | 45 | 5 | 2.32 | 2.15 | 14.5 | SWZ |
| GC03-0437 | 70 | 75 | 5 | 2.16 | 3.50 | 8.8 | SWZ |
| GC03-0438 | 265 | 270 | 5 | 2.31 | 0.57 | 13.9 | 220 |
| GC03-0438 | 270 | 275 | 5 | 5.11 | 0.77 | 30.7 | 372 |
| GC03-0438 | 275 | 280 | 5 | 2.76 | 0.51 | 18.1 | 372 |
| GC03-0439 | 190 | 195 | 5 | 2.52 | 5.19 | 39.0 | 210 |
| GC03-0439 | 225 | 230 | 5 | 2.38 | 4.66 | 11.5 | 350 |
| GC03-0439 | 230 | 235 | 5 | 3.84 | 3.68 | 22.8 | 210 |
| GC03-0441 | 60 | 65 | 5 | 2.43 | 2.19 | 14.4 | 362 |
| GC03-0441 | 115 | 120 | 5 | 3.49 | 2.10 | 16.7 | 362 |
| GC03-0441 | 130 | 135 | 5 | 3.62 | 1.39 | 17.6 | 362 |
| GC03-0441 | 135 | 140 | 5 | 3.87 | 1.64 | 16.5 | 362 |
| GC03-0441 | 435 | 440 | 5 | 2.01 | 0.44 | 17.0 | 230 |
| GC03-0441 | 450 | 455 | 5 | 2.07 | 0.24 | 13.5 | 230 |
| GC03-0445 | 30 | 35 | 5 | 2.81 | 0.32 | 22.6 | 340 |
| GC03-0445 | 105 | 110 | 5 | 2.51 | 0.41 | 12.6 | 230 |
| GC03-0445 | 110 | 115 | 5 | 3.70 | 0.38 | 28.5 | 230 |
| GC03-0445 | 115 | 120 | 5 | 3.30 | 0.42 | 26.2 | 230 |
| GC03-0445 | 120 | 125 | 5 | 6.30 | 0.60 | 29.9 | 380 |
| GC03-0445 | 125 | 130 | 5 | 4.04 | 0.58 | 23.2 | 230 |
| GC03-0445 | 130 | 135 | 5 | 3.89 | 0.41 | 29.4 | 230 |
| GC04-0450 | 50 | 55 | 5 | 2.06 | 0.18 | 19.0 | 230 |
| GC04-0450 | 55 | 60 | 5 | 3.07 | 0.31 | 26.2 | 230 |
| GC04-0450 | 60 | 65 | 5 | 2.43 | 0.20 | 17.5 | 230 |
| GC04-0450 | 115 | 120 | 5 | 2.70 | 0.28 | 22.6 | 340 |
| GC04-0452 | 60 | 65 | 5 | 2.85 | 0.82 | 6.9 | 362 |
| GC04-0453 | 300 | 305 | 5 | 4.73 | 2.70 | 31.8 | 350 |
| GC04-0453 | 305 | 310 | 5 | 3.39 | 2.85 | 17.9 | 350 |
| GC04-0455 | 225 | 230 | 5 | 2.06 | 0.80 | 19.7 | 350 |
| GC04-0465 | 70 | 75 | 5 | 2.75 | 0.89 | 21.3 | NJ |
| GC04-0465 | 75 | 80 | 5 | 2.03 | 0.70 | 16.0 | NJ |
| GC04-0465 | 80 | 85 | 5 | 2.28 | 0.54 | 22.0 | NJ |
| GC04-0465 | 110 | 115 | 5 | 2.20 | 0.43 | 16.2 | NJ |
| GC04-0465 | 115 | 120 | 5 | 2.24 | 0.81 | 13.0 | NJ |
| GC04-0465 | 155 | 160 | 5 | 2.64 | 0.86 | 31.6 | NJ |
| GC04-0465 | 160 | 165 | 5 | 3.28 | 1.27 | 28.6 | NJ |
| GC04-0465 | 175 | 180 | 5 | 4.35 | 1.03 | 34.2 | NJ |
| GC04-0465 | 180 | 185 | 5 | 5.32 | 1.76 | 49.7 | NJ |
| GC04-0465 | 185 | 190 | 5 | 2.78 | 3.74 | 32.3 | NJ |
| GC04-0469 | 180 | 185 | 5 | 2.17 | 1.89 | 24.8 | WF |
| GC04-0475 | 200 | 205 | 5 | 2.20 | 5.58 | 17.7 | 220 |
| GC04-0476 | 260 | 265 | 5 | 2.04 | 1.49 | 18.4 | WF |
| GC04-0479 | 25 | 30 | 2.57 | 33.01 | 5.85 | 193.6 | OP |
| GC04-0479 | 30 | 35 | 5 | 15.90 | 0.91 | 71.2 | OP |
| GC04-0479 | 35 | 40 | 5 | 5.30 | 0.14 | 1.9 | OP |
| GC04-0480 | 25 | 30 | 3.61 | 4.61 | 3.40 | 1.2 | OP |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---------|------|-----|--------|------|--------|--------|--------------|
| GC04-0480 | 30 | 35 | 5 | 4.13 | 2.98 | 7.3 | OP |
| GC04-0480 | 35 | 40 | 5 | 14.01 | 2.02 | 85.2 | OP |
| GC04-0480 | 40 | 45 | 5 | 23.66 | 1.44 | 148.9 | OP |
| GC04-0480 | 45 | 50 | 5 | 18.26 | 1.93 | 116.1 | OP |
| GC04-0480 | 50 | 55 | 5 | 23.34 | 1.42 | 160.4 | OP |
| GC04-0480 | 55 | 60 | 5 | 12.87 | 1.53 | 63.6 | OP |
| GC04-0480 | 255 | 260 | 5 | 2.24 | 0.88 | 16.1 | WF |
| GC04-0483 | 75 | 80 | 5 | 2.20 | 1.68 | 7.1 | OP |
| GC04-0484 | 30 | 35 | 5 | 2.44 | 0.37 | 23.1 | 340 |
| GC04-0484 | 65 | 70 | 5 | 2.12 | 0.24 | 16.3 | 340 |
| GC04-0488 | 60 | 65 | 5 | 2.02 | 0.22 | 15.0 | 340 |
| GC04-0488 | 75 | 80 | 4.25 | 2.28 | 0.27 | 19.7 | 380 |
| GC04-0488 | 80 | 85 | 2.7 | 2.47 | 0.21 | 24.9 | 380 |
| GC04-0488 | 165 | 170 | 5 | 3.70 | 0.49 | 30.0 | 220 |
| GC04-0488 | 170 | 175 | 5 | 2.82 | 0.58 | 25.9 | 220 |
| GC04-0496 | 255 | 260 | 5 | 2.06 | 0.46 | 14.4 | WF |
| GC04-0498 | 130 | 135 | 5 | 2.81 | 2.16 | 15.1 | OP |
| GC04-0501 | 480 | 485 | 5 | 2.04 | 6.06 | 17.2 | 210 |
| GC04-0502 | 245 | 250 | 5 | 2.07 | 0.52 | 7.6 | SWZ |
| GC04-0502 | 280 | 285 | 5 | 2.41 | 1.64 | 11.6 | SWZ |
| GC04-0503 | 5 | 10 | 1.68 | 4.53 | 1.53 | 20.6 | 900 |
| GC04-0503 | 10 | 15 | 5 | 3.04 | 1.14 | 14.2 | 230 |
| GC04-0503 | 15 | 20 | 5 | 2.12 | 0.72 | 11.1 | 230 |
| GC04-0503 | 20 | 25 | 5 | 2.24 | 0.60 | 12.8 | 230 |
| GC04-0503 | 30 | 35 | 5 | 2.40 | 1.21 | 17.7 | 230 |
| GC04-0503 | 35 | 40 | 5 | 2.40 | 1.70 | 18.5 | 230 |
| GC04-0503 | 40 | 45 | 5 | 2.54 | 1.67 | 17.1 | 230 |
| GC04-0503 | 45 | 50 | 5 | 2.16 | 1.37 | 15.2 | 230 |
| GC04-0503 | 55 | 60 | 5 | 2.10 | 0.48 | 14.4 | 230 |
| GC04-0508 | 35 | 40 | 5 | 2.91 | 0.93 | 5.9 | OP |
| GC04-0508 | 40 | 45 | 4.81 | 3.35 | 1.07 | 6.8 | OP |
| GC05-0512 | 145 | 150 | 5 | 2.57 | 4.49 | 9.2 | 220 |
| GC05-0513 | 120 | 125 | 5 | 2.13 | 7.35 | 11.6 | MC |
| GC05-0513 | 160 | 165 | 5 | 2.28 | 6.49 | 19.6 | MC |
| GC05-0513 | 165 | 170 | 5 | 2.28 | 5.34 | 18.5 | MC |
| GC05-0514 | 225 | 230 | 5 | 2.78 | 6.74 | 17.6 | 220 |
| GC05-0514 | 240 | 245 | 5 | 2.72 | 6.70 | 20.5 | 372 |
| GC05-0514 | 250 | 255 | 5 | 3.60 | 8.33 | 34.3 | 220 |
| GC05-0514 | 255 | 260 | 5 | 4.97 | 8.86 | 43.4 | 220 |
| GC05-0514 | 260 | 265 | 5 | 3.60 | 6.44 | 28.3 | 210 |
| GC05-0514 | 360 | 365 | 5 | 2.88 | 1.54 | 13.4 | 210 |
| GC05-0514 | 365 | 370 | 5 | 3.30 | 2.31 | 18.3 | 210 |
| GC05-0514 | 375 | 380 | 5 | 2.11 | 0.57 | 10.5 | 210 |
| GC05-0521 | 325 | 330 | 5 | 3.74 | 1.93 | 57.5 | NJ |
| GC05-0521 | 350 | 355 | 5 | 2.52 | 1.65 | 24.0 | NJ |
| GC05-0521 | 355 | 360 | 5 | 2.43 | 2.59 | 7.8 | NJ |
| GC05-0521 | 360 | 365 | 5 | 2.37 | 2.98 | 7.1 | NJ |
| GC05-0525 | 275 | 280 | 5 | 2.03 | 2.69 | 15.4 | 220 |
| GC05-0525 | 280 | 285 | 5 | 2.53 | 2.91 | 14.4 | 220 |
| GC05-0533 | 20 | 25 | 5 | 6.04 | 1.81 | 10.8 | OP |
| GC05-0533 | 30 | 35 | 5 | 2.17 | 2.72 | 0.6 | OP |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC05-0533 | 35 | 40 | 5 | 8.72 | 14.57 | 2.3 | OP |
| GC05-0533 | 40 | 45 | 5 | 6.60 | 4.05 | 20.7 | OP |
| GC05-0533 | 45 | 50 | 5 | 6.98 | 3.29 | 27.0 | OP |
| GC05-0533 | 50 | 55 | 5 | 2.07 | 0.26 | 0.9 | OP |
| GC05-0537 | 45 | 50 | 5 | 2.12 | 1.88 | 7.3 | 220 |
| GC05-0537 | 195 | 200 | 5 | 2.18 | 1.63 | 13.9 | 210 |
| GC05-0537 | 200 | 205 | 5 | 2.31 | 1.49 | 15.1 | 210 |
| GC05-0546 | 310 | 315 | 5 | 2.31 | 0.39 | 33.5 | WF |
| GC05-0555 | 130 | 135 | 1.2 | 2.56 | 0.75 | 14.2 | NJ |
| GC05-0555 | 135 | 140 | 4.9 | 2.56 | 0.75 | 14.2 | NJ |
| GC05-0555 | 160 | 165 | 0.72 | 2.77 | 2.20 | 228.0 | NJ |
| GC05-0555 | 165 | 170 | 5 | 2.77 | 2.20 | 228.0 | NJ |
| GC05-0555 | 170 | 175 | 0.38 | 2.77 | 2.20 | 228.0 | NJ |
| GC05-0555 | 190 | 195 | 5 | 4.34 | 0.56 | 15.7 | NJ |
| GC05-0555 | 195 | 200 | 5 | 6.77 | 2.16 | 42.7 | NJ |
| GC05-0555 | 200 | 205 | 5 | 2.20 | 0.61 | 20.5 | NJ |
| GC05-0555 | 315 | 320 | 5 | 2.88 | 0.99 | 35.1 | NJ |
| GC05-0555 | 320 | 325 | 5 | 2.73 | 1.58 | 27.9 | NJ |
| GC05-0555 | 325 | 330 | 5 | 2.17 | 0.76 | 16.1 | NJ |
| GC05-0558 | 275 | 280 | 5 | 2.29 | 2.08 | 10.6 | 220 |
| GC05-0558 | 280 | 285 | 5 | 2.36 | 1.86 | 10.3 | 220 |
| GC05-0562 | 110 | 115 | 5 | 2.01 | 1.38 | 9.4 | 220 |
| GC05-0562 | 230 | 235 | 5 | 2.13 | 0.80 | 15.3 | 210 |
| GC05-0562 | 235 | 240 | 5 | 2.17 | 0.96 | 15.1 | 372 |
| GC05-0562 | 240 | 245 | 5 | 2.39 | 0.81 | 14.2 | 210 |
| GC05-0562 | 250 | 255 | 5 | 2.19 | 1.13 | 21.5 | 210 |
| GC05-0562 | 260 | 265 | 5 | 2.65 | 1.06 | 25.9 | 210 |
| GC05-0562 | 265 | 270 | 5 | 2.21 | 1.11 | 20.6 | 210 |
| GC05-0562 | 270 | 275 | 5 | 2.08 | 0.85 | 20.7 | 210 |
| GC05-0567 | 160 | 165 | 5 | 4.44 | 2.37 | 55.5 | NJ |
| GC05-0567 | 165 | 170 | 5 | 7.65 | 2.75 | 115.7 | NJ |
| GC05-0567 | 170 | 175 | 5 | 4.42 | 1.97 | 35.1 | NJ |
| GC05-0567 | 175 | 180 | 5 | 2.74 | 1.44 | 21.6 | NJ |
| GC05-0567 | 190 | 195 | 5 | 2.26 | 0.49 | 5.9 | NJ |
| GC05-0567 | 200 | 205 | 5 | 2.63 | 0.56 | 11.6 | NJ |
| GC05-0567 | 205 | 210 | 5 | 2.19 | 0.57 | 13.6 | NJ |
| GC05-0567 | 250 | 255 | 5 | 2.66 | 0.49 | 22.5 | NJ |
| GC05-0567 | 255 | 260 | 5 | 2.31 | 0.75 | 31.0 | NJ |
| GC05-0568 | 40 | 45 | 2.64 | 2.59 | 0.47 | 26.2 | 230 |
| GC05-0568 | 115 | 120 | 5 | 2.18 | 0.54 | 27.4 | 230 |
| GC05-0568 | 120 | 125 | 5 | 2.64 | 0.80 | 27.5 | 230 |
| GC05-0575 | 45 | 50 | 4.15 | 2.46 | 3.25 | 24.5 | 210 |
| GC05-0580 | 60 | 65 | 5 | 3.61 | 4.50 | 23.5 | MC |
| GC05-0580 | 65 | 70 | 5 | 2.17 | 4.81 | 13.5 | MC |
| GC05-0581 | 45 | 50 | 5 | 2.89 | 1.34 | 9.8 | 362 |
| GC05-0581 | 85 | 90 | 5 | 2.32 | 2.19 | 9.4 | 230 |
| GC05-0581 | 90 | 95 | 5 | 3.16 | 1.89 | 12.3 | 372 |
| GC05-0581 | 95 | 100 | 5 | 4.02 | 3.00 | 15.9 | 372 |
| GC05-0581 | 100 | 105 | 5 | 3.66 | 2.28 | 21.3 | 230 |
| GC05-0581 | 105 | 110 | 5 | 2.86 | 1.67 | 14.7 | 230 |
| GC05-0581 | 110 | 115 | 5 | 3.37 | 1.99 | 20.0 | 362 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC05-0581 | 115 | 120 | 5 | 3.52 | 1.05 | 16.4 | 362 |
| GC05-0581 | 120 | 125 | 5 | 3.63 | 0.70 | 27.2 | 362 |
| GC05-0581 | 130 | 135 | 5 | 2.11 | 0.19 | 8.8 | 362 |
| GC05-0581 | 135 | 140 | 1.85 | 2.74 | 0.19 | 12.0 | 230 |
| GC05-0581 | 140 | 145 | 2.05 | 2.39 | 0.35 | 15.7 | 230 |
| GC05-0581 | 145 | 150 | 5 | 3.00 | 0.77 | 24.3 | 230 |
| GC05-0581 | 150 | 155 | 5 | 2.78 | 1.31 | 25.1 | 230 |
| GC05-0581 | 155 | 160 | 5 | 2.98 | 0.90 | 17.1 | 230 |
| GC05-0581 | 160 | 165 | 5 | 2.94 | 1.04 | 15.1 | 230 |
| GC05-0581 | 165 | 170 | 5 | 2.45 | 0.66 | 18.5 | 230 |
| GC05-0581 | 185 | 190 | 5 | 2.25 | 0.61 | 19.0 | 230 |
| GC05-0581 | 190 | 195 | 5 | 2.16 | 0.76 | 20.2 | 230 |
| GC05-0585 | 215 | 220 | 5 | 2.36 | 0.29 | 8.4 | WF |
| GC05-0586 | 90 | 95 | 5 | 3.08 | 6.62 | 16.7 | 220 |
| GC05-0586 | 110 | 115 | 5 | 2.27 | 3.33 | 8.4 | 220 |
| GC05-0595 | 135 | 140 | 5 | 2.28 | 3.54 | 7.6 | 210 |
| GC05-0596 | 100 | 105 | 5 | 2.70 | 4.56 | 12.8 | 220 |
| GC05-0596 | 105 | 110 | 5 | 3.68 | 3.50 | 13.9 | 220 |
| GC05-0596 | 110 | 115 | 5 | 3.00 | 4.08 | 13.2 | 220 |
| GC05-0596 | 115 | 120 | 5 | 2.07 | 4.64 | 11.4 | 220 |
| GC05-0597 | 60 | 65 | 5 | 2.01 | 1.42 | 14.9 | WF |
| GC05-0597 | 65 | 70 | 5 | 3.14 | 2.20 | 30.2 | WF |
| GC05-0599 | 55 | 60 | 5 | 2.15 | 0.40 | 18.8 | 230 |
| GC05-0599 | 60 | 65 | 5 | 2.22 | 0.60 | 17.9 | 230 |
| GC05-0599 | 65 | 70 | 5 | 2.10 | 0.64 | 16.0 | 230 |
| GC05-0599 | 75 | 80 | 5 | 2.29 | 0.86 | 11.0 | 230 |
| GC05-0599 | 115 | 120 | 5 | 2.76 | 0.68 | 12.4 | 230 |
| GC05-0619 | 210 | 215 | 5 | 2.03 | 0.65 | 5.1 | 220 |
| GC05-0621 | 15 | 20 | 5 | 2.34 | 1.48 | 6.1 | SWZ |
| GC05-0621 | 20 | 25 | 5 | 2.26 | 1.31 | 4.2 | SWZ |
| GC05-0625 | 80 | 85 | 5 | 2.24 | 1.20 | 18.2 | 210 |
| GC05-0625 | 120 | 125 | 5 | 2.30 | 1.55 | 19.6 | 210 |
| GC05-0625 | 160 | 165 | 5 | 2.03 | 1.20 | 11.7 | 210 |
| GC05-0625 | 165 | 170 | 5 | 2.13 | 1.24 | 16.5 | 210 |
| GC05-0625 | 170 | 175 | 5 | 2.40 | 1.35 | 16.6 | 210 |
| GC05-0625 | 175 | 180 | 5 | 2.48 | 1.78 | 15.1 | 210 |
| GC05-0625 | 180 | 185 | 5 | 2.36 | 1.57 | 15.8 | 210 |
| GC05-0628 | 160 | 165 | 5 | 2.29 | 6.30 | 10.6 | SWZ |
| GC05-0634 | 180 | 185 | 5 | 2.26 | 0.78 | 20.4 | 220 |
| GC05-0637 | 285 | 290 | 5 | 2.04 | 0.73 | 17.1 | 340 |
| GC05-0637 | 290 | 295 | 5 | 2.99 | 2.49 | 22.5 | 340 |
| GC05-0637 | 295 | 300 | 5 | 2.40 | 2.34 | 11.7 | 340 |
| GC05-0647 | 260 | 265 | 5 | 2.09 | 1.20 | 6.2 | SWZ |
| GC05-0647 | 265 | 270 | 5 | 2.32 | 1.46 | 11.6 | SWZ |
| GC05-0647 | 295 | 300 | 5 | 2.23 | 2.33 | 15.6 | SWZ |
| GC05-0647 | 300 | 305 | 5 | 2.42 | 3.36 | 18.5 | SWZ |
| GC05-0655 | 20 | 25 | 3.97 | 4.15 | 1.99 | 12.2 | SWZ |
| GC05-0662 | 35 | 40 | 0.84 | 2.70 | 0.38 | 28.3 | 900 |
| GC05-0665 | 105 | 110 | 5 | 3.15 | 3.13 | 28.9 | SWZ |
| GC05-0665 | 110 | 115 | 5 | 2.97 | 2.22 | 11.6 | SWZ |
| GC05-0665 | 115 | 120 | 5 | 2.57 | 1.64 | 10.6 | SWZ |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC05-0665 | 120 | 125 | 5 | 2.02 | 1.91 | 10.5 | SWZ |
| GC05-0665 | 125 | 130 | 5 | 2.75 | 1.55 | 13.2 | SWZ |
| GC05-0665 | 130 | 135 | 5 | 2.65 | 2.15 | 19.7 | SWZ |
| GC05-0669 | 70 | 75 | 5 | 2.03 | 0.33 | 10.1 | 230 |
| GC05-0669 | 75 | 80 | 5 | 3.15 | 0.36 | 14.0 | 230 |
| GC05-0669 | 80 | 85 | 5 | 3.03 | 0.45 | 15.2 | 230 |
| GC05-0685 | 330 | 335 | 5 | 5.28 | 3.13 | 55.9 | WF |
| GC05-0685 | 335 | 340 | 5 | 4.05 | 3.52 | 127.2 | WF |
| GC05-0698 | 305 | 310 | 5 | 2.41 | 1.07 | 16.1 | 210 |
| GC05-0698 | 320 | 325 | 5 | 2.09 | 1.16 | 12.7 | 210 |
| GC05-0698 | 335 | 340 | 5 | 3.21 | 1.81 | 18.2 | 210 |
| GC05-0698 | 340 | 345 | 5 | 2.43 | 1.07 | 13.8 | 210 |
| GC05-0701 | 130 | 135 | 5 | 2.14 | 0.31 | 17.6 | 220 |
| GC05-0710 | 15 | 20 | 4.9 | 2.79 | 3.25 | 11.2 | 230 |
| GC05-0710 | 20 | 25 | 5 | 2.43 | 2.88 | 13.9 | 230 |
| GC05-0710 | 25 | 30 | 5 | 2.12 | 2.36 | 12.7 | 230 |
| GC05-0710 | 50 | 55 | 5 | 2.45 | 0.79 | 12.6 | 230 |
| GC05-0710 | 55 | 60 | 5 | 2.23 | 0.44 | 10.7 | 230 |
| GC05-0710 | 60 | 65 | 5 | 3.31 | 0.61 | 13.0 | 230 |
| GC05-0710 | 65 | 70 | 5 | 2.27 | 0.26 | 9.4 | 230 |
| GC05-0710 | 75 | 80 | 5 | 2.38 | 0.47 | 10.8 | 230 |
| GC05-0710 | 80 | 85 | 5 | 2.81 | 0.47 | 12.9 | 230 |
| GC05-0710 | 85 | 90 | 5 | 2.56 | 0.29 | 14.5 | 230 |
| GC05-0710 | 90 | 95 | 5 | 2.26 | 0.38 | 16.2 | 230 |
| GC05-0711 | 20 | 25 | 5 | 3.03 | 0.53 | 18.9 | 230 |
| GC05-0711 | 25 | 30 | 5 | 2.55 | 1.10 | 29.5 | 230 |
| GC05-0711 | 40 | 45 | 3 | 2.06 | 1.14 | 11.4 | 230 |
| GC05-0711 | 45 | 50 | 5 | 2.20 | 1.50 | 11.7 | 230 |
| GC05-0711 | 50 | 55 | 1 | 2.20 | 1.50 | 11.7 | 230 |
| GC05-0711 | 75 | 80 | 5 | 2.18 | 0.38 | 10.1 | 230 |
| GC05-0711 | 80 | 85 | 5 | 2.48 | 0.41 | 13.8 | 230 |
| GC05-0711 | 95 | 100 | 5 | 2.29 | 0.29 | 16.9 | 230 |
| GC61-0004 | 30 | 35 | 5 | 2.29 | 2.19 | 0.0 | SWZ |
| GC61-0004 | 35 | 40 | 5 | 2.59 | 3.20 | 2.1 | SWZ |
| GC62-0007 | 120 | 125 | 5 | 2.34 | 1.28 | 28.1 | 230 |
| GC62-0007 | 135 | 140 | 5 | 2.35 | 0.17 | 13.2 | 230 |
| GC62-0013 | 40 | 45 | 5 | 3.81 | 0.14 | 23.5 | 230 |
| GC62-0013 | 45 | 50 | 5 | 2.89 | 0.11 | 13.1 | 230 |
| GC62-0018 | 110 | 115 | 5 | 2.32 | 1.27 | 11.2 | 362 |
| GC62-0026 | 40 | 45 | 2.06 | 2.27 | 0.03 | 13.7 | 220 |
| GC62-0033 | 145 | 150 | 5 | 3.66 | 1.03 | 15.8 | NJ |
| GC62-0033 | 170 | 175 | 5 | 2.17 | 0.28 | 9.7 | NJ |
| GC62-0033 | 175 | 180 | 5 | 2.43 | 0.62 | 15.6 | NJ |
| GC62-0033 | 180 | 185 | 5 | 2.37 | 0.65 | 22.1 | NJ |
| GC62-0033 | 185 | 190 | 5 | 2.86 | 0.63 | 18.4 | NJ |
| GC62-0033 | 190 | 191.11 | 1.11 | 3.63 | 0.62 | 15.6 | NJ |
| GC62-0036 | 95 | 100 | 1.52 | 2.64 | 0.07 | 1.4 | 350 |
| GC63-0046 | 290 | 295 | 5 | 2.11 | 0.34 | 3.4 | 220 |
| GC63-0048 | 95 | 100 | 5 | 2.18 | 0.31 | 19.8 | 230 |
| GC63-0048 | 100 | 105 | 5 | 2.06 | 0.31 | 19.8 | 230 |
| GC63-0048 | 110 | 115 | 5 | 2.14 | 0.14 | 17.4 | 230 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC63-0048 | 125 | 130 | 5 | 2.60 | 0.24 | 10.7 | 230 |
| GC63-0048 | 130 | 135 | 5 | 2.36 | 0.24 | 10.7 | 230 |
| GC63-0048 | 155 | 160 | 5 | 2.16 | 0.21 | 8.4 | 230 |
| GC63-0048 | 190 | 195 | 2.37 | 2.39 | 0.17 | 12.4 | 230 |
| GC63-0049 | 80 | 85 | 5 | 2.11 | 0.34 | 13.2 | 230 |
| GC63-0049 | 85 | 90 | 5 | 3.28 | 0.34 | 13.2 | 230 |
| GC63-0049 | 90 | 95 | 5 | 4.46 | 0.34 | 13.4 | 230 |
| GC63-0049 | 95 | 100 | 5 | 3.44 | 0.31 | 15.1 | 230 |
| GC63-0049 | 100 | 105 | 5 | 3.08 | 0.31 | 15.1 | 230 |
| GC63-0049 | 105 | 110 | 5 | 2.83 | 0.29 | 15.1 | 230 |
| GC63-0053 | 95 | 100 | 5 | 2.44 | 0.21 | 13.7 | JUNC |
| GC63-0053 | 100 | 105 | 5 | 2.21 | 0.21 | 13.7 | JUNC |
| GC63-0060 | 90 | 95 | 5 | 3.05 | 0.16 | 14.9 | 340 |
| GC63-0060 | 95 | 100 | 2.54 | 3.92 | 0.27 | 9.2 | 230 |
| GC63-0060 | 120 | 125 | 5 | 2.10 | 0.34 | 11.0 | 230 |
| GC63-0060 | 125 | 130 | 5 | 3.39 | 0.34 | 11.0 | 350 |
| GC63-0060 | 290 | 295 | 5 | 2.08 | 0.21 | 12.6 | 220 |
| GC63-0063 | 155 | 160 | 5 | 2.14 | 0.69 | 10.3 | 372 |
| GC63-0063 | 170 | 175 | 5 | 2.81 | 1.37 | 11.0 | 372 |
| GC63-0063 | 185 | 190 | 5 | 2.64 | 1.32 | 11.0 | 372 |
| GC63-0071 | 10 | 15 | 5 | 2.37 | 0.23 | 13.7 | NJ |
| GC63-0071 | 15 | 20 | 3.29 | 2.50 | 0.28 | 13.7 | NJ |
| GC63-0071 | 20 | 25 | 4.27 | 5.14 | 1.33 | 37.6 | NJ |
| GC63-0071 | 25 | 30 | 3.65 | 8.05 | 1.51 | 41.6 | NJ |
| GC63-0074 | 60 | 65 | 5 | 2.42 | 0.23 | 13.2 | 230 |
| GC63-0074 | 65 | 70 | 5 | 2.17 | 0.38 | 12.6 | 230 |
| GC63-0074 | 70 | 75 | 5 | 2.67 | 0.38 | 12.6 | 230 |
| GC63-0074 | 75 | 80 | 5 | 3.31 | 1.73 | 13.8 | 230 |
| GC63-0074 | 80 | 85 | 5 | 2.94 | 1.52 | 14.1 | 230 |
| GC63-0077 | 80 | 85 | 5 | 2.00 | 0.27 | 13.5 | 230 |
| GC63-0077 | 90 | 95 | 5 | 2.09 | 0.21 | 13.0 | 230 |
| GC63-0077 | 220 | 225 | 5 | 2.00 | 0.45 | 16.0 | 350 |
| GC63-0080 | 5 | 10 | 5 | 2.35 | 0.23 | 11.1 | NJ |
| GC63-0080 | 10 | 15 | 5 | 4.81 | 0.10 | 7.9 | NJ |
| GC63-0080 | 15 | 20 | 5 | 5.32 | 0.10 | 7.9 | NJ |
| GC63-0080 | 20 | 25 | 5 | 3.43 | 0.34 | 7.6 | NJ |
| GC63-0084 | 205 | 210 | 1.96 | 2.17 | 3.75 | 8.6 | NJ |
| GC63-0084 | 225 | 230 | 3.94 | 2.62 | 0.86 | 30.9 | NJ |
| GC63-0084 | 230 | 235 | 5 | 6.59 | 0.86 | 30.9 | NJ |
| GC63-0084 | 235 | 240 | 5 | 3.31 | 0.86 | 30.9 | NJ |
| GC63-0084 | 240 | 245 | 5 | 3.60 | 0.86 | 30.9 | NJ |
| GC63-0084 | 245 | 250 | 5 | 2.16 | 0.63 | 30.9 | NJ |
| GC63-0084 | 260 | 265 | 5 | 2.00 | 0.77 | 30.9 | NJ |
| GC63-0084 | 265 | 270 | 5 | 2.08 | 0.78 | 30.9 | NJ |
| GC63-0084 | 310 | 315 | 5 | 2.18 | 0.72 | 30.9 | NJ |
| GC63-0085 | 50 | 55 | 5 | 2.00 | 0.29 | -1.0 | NJ |
| GC63-0085 | 55 | 60 | 5 | 3.37 | 1.15 | -1.0 | NJ |
| GC63-0085 | 70 | 75 | 5 | 2.68 | 0.42 | -1.0 | NJ |
| GC63-0085 | 75 | 80 | 5 | 2.80 | 0.32 | -1.0 | NJ |
| GC63-0085 | 80 | 85 | 5 | 2.10 | 0.55 | -1.0 | NJ |
| GC63-0085 | 90 | 95 | 5 | 2.60 | 0.37 | -1.0 | NJ |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC63-0086 | 45 | 50 | 5 | 2.27 | 0.34 | 9.3 | 230 |
| GC63-0089 | 305 | 310 | 5 | 2.82 | 0.98 | 14.3 | 220 |
| GC63-0089 | 325 | 330 | 5 | 2.11 | 0.69 | 16.2 | 220 |
| GC63-0089 | 475 | 480 | 5 | 2.39 | 0.39 | 12.4 | 372 |
| GC64-0097 | 55 | 60 | 5 | 2.10 | 0.22 | 9.6 | 230 |
| GC64-0097 | 60 | 65 | 5 | 2.12 | 0.20 | 9.6 | 230 |
| GC64-0097 | 65 | 70 | 5 | 3.39 | 0.64 | 11.6 | 230 |
| GC64-0097 | 70 | 75 | 5 | 2.81 | 0.63 | 13.0 | 230 |
| GC64-0097 | 105 | 110 | 5 | 2.57 | 0.74 | 14.1 | 230 |
| GC64-0097 | 110 | 115 | 5 | 2.07 | 0.57 | 12.0 | 230 |
| GC64-0097 | 180 | 185 | 5 | 2.07 | 0.52 | 9.7 | 340 |
| GC64-0104 | 35 | 40 | 4.95 | 4.14 | 4.61 | 17.4 | 230 |
| GC64-0104 | 40 | 45 | 5 | 3.58 | 3.45 | 17.4 | 230 |
| GC64-0104 | 45 | 50 | 5 | 4.85 | 3.30 | 17.4 | 230 |
| GC64-0104 | 50 | 55 | 5 | 3.98 | 2.29 | 17.3 | 230 |
| GC64-0107 | 315 | 320 | 5 | 2.21 | 0.58 | 11.3 | 230 |
| GC64-0110 | 15 | 20 | 4.46 | 3.02 | 7.50 | 7.9 | SWZ |
| GC64-0118 | 20 | 25 | 5 | 2.10 | 0.71 | 13.5 | 220 |
| GC64-0118 | 45 | 50 | 5 | 4.58 | 6.40 | 13.7 | 220 |
| GC64-0118 | 50 | 55 | 5 | 4.89 | 5.10 | 12.7 | 220 |
| GC64-0118 | 150 | 155 | 5 | 2.36 | 0.68 | 10.7 | 220 |
| GC64-0118 | 165 | 170 | 5 | 2.23 | 0.56 | 8.9 | 220 |
| GC64-0120 | 180 | 185 | 5 | 3.26 | 5.55 | 17.1 | 220 |
| GC64-0120 | 190 | 195 | 5 | 3.36 | 7.10 | 20.0 | 220 |
| GC64-0120 | 225 | 230 | 5 | 2.27 | 1.86 | 10.9 | 220 |
| GC64-0120 | 280 | 285 | 5 | 4.30 | 5.20 | 32.5 | 220 |
| GC64-0120 | 285 | 290 | 5 | 3.73 | 7.11 | 32.5 | 220 |
| GC64-0120 | 290 | 295 | 5 | 2.57 | 6.94 | 27.2 | 220 |
| GC64-0120 | 295 | 300 | 5 | 3.08 | 7.75 | 21.5 | 220 |
| GC64-0120 | 300 | 305 | 5 | 3.73 | 10.45 | 21.5 | 210 |
| GC64-0120 | 305 | 310 | 5 | 2.81 | 4.19 | 21.5 | 210 |
| GC64-0120 | 315 | 320 | 5 | 2.35 | 4.26 | 14.5 | 210 |
| GC64-0120 | 320 | 325 | 5 | 3.11 | 11.39 | 14.5 | 210 |
| GC64-0120 | 325 | 330 | 5 | 2.43 | 2.63 | 12.4 | 210 |
| GC64-0124 | 225 | 230 | 1.1 | 3.05 | 0.34 | 3.1 | NJ |
| GC64-0134 | 75 | 80 | 5 | 2.20 | 0.60 | 15.0 | 230 |
| GC64-0134 | 85 | 90 | 5 | 2.29 | 0.29 | 15.1 | 230 |
| GC64-0134 | 90 | 95 | 5 | 2.78 | 0.40 | 15.1 | 230 |
| GC64-0134 | 95 | 100 | 5 | 2.95 | 0.56 | 15.1 | 230 |
| GC64-0134 | 100 | 105 | 5 | 3.53 | 0.94 | 13.7 | 230 |
| GC64-0134 | 105 | 110 | 5 | 2.55 | 0.37 | 13.5 | 230 |
| GC64-0134 | 110 | 115 | 5 | 2.91 | 0.44 | 13.5 | 230 |
| GC64-0138 | 120 | 125 | 5 | 2.00 | 0.36 | 10.5 | 372 |
| GC64-0138 | 145 | 150 | 5 | 3.04 | 0.79 | 13.3 | 372 |
| GC64-0138 | 155 | 160 | 5 | 3.53 | 0.39 | 17.2 | 220 |
| GC64-0138 | 160 | 165 | 5 | 2.47 | 0.28 | 17.6 | 220 |
| GC64-0138 | 165 | 170 | 5 | 2.84 | 0.34 | 17.6 | 220 |
| GC64-0138 | 175 | 180 | 5 | 2.24 | 0.33 | 10.0 | 220 |
| GC64-0138 | 180 | 185 | 5 | 2.46 | 0.36 | 10.0 | 220 |
| GC65-0142 | 145 | 150 | 5 | 2.51 | 1.16 | 11.6 | 230 |
| GC65-0142 | 150 | 155 | 5 | 2.51 | 0.39 | 14.6 | 230 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC65-0142 | 155 | 160 | 5 | 2.13 | 1.19 | 17.4 | 230 |
| GC65-0142 | 160 | 165 | 5 | 2.02 | 2.04 | 17.4 | 230 |
| GC65-0142 | 165 | 170 | 5 | 2.69 | 1.48 | 15.9 | 230 |
| GC65-0149 | 210 | 215 | 5 | 3.10 | 4.01 | 12.0 | 220 |
| GC65-0149 | 215 | 220 | 5 | 2.19 | 3.11 | 12.0 | 220 |
| GC65-0150 | 190 | 195 | 5 | 2.03 | 3.27 | 11.9 | 210 |
| GC65-0150 | 200 | 205 | 5 | 2.14 | 3.57 | 12.5 | 210 |
| GC65-0151 | 400 | 405 | 5 | 2.62 | 0.17 | 3.4 | 350 |
| GC65-0154 | 25 | 30 | 5 | 2.43 | 4.95 | 10.0 | 362 |
| GC65-0154 | 30 | 35 | 5 | 2.42 | 3.09 | 9.0 | 362 |
| GC65-0156 | 20 | 25 | 1.96 | 3.32 | 0.64 | 10.3 | 900 |
| GC65-0156 | 25 | 30 | 5 | 2.75 | 0.97 | 10.3 | 230 |
| GC65-0156 | 115 | 120 | 5 | 2.20 | 0.70 | 19.8 | 230 |
| GC65-0157 | 85 | 90 | 5 | 2.38 | 0.85 | 13.7 | 230 |
| GC65-0157 | 110 | 115 | 5 | 2.17 | 0.28 | 13.0 | 220 |
| GC65-0157 | 115 | 120 | 5 | 2.32 | 0.45 | 13.0 | 220 |
| GC65-0158 | 85 | 90 | 5 | 2.24 | 0.30 | 11.9 | 230 |
| GC65-0158 | 90 | 95 | 5 | 2.44 | 0.30 | 13.0 | 230 |
| GC65-0161 | 180 | 185 | 5 | 2.28 | 0.38 | 24.7 | 220 |
| GC65-0161 | 200 | 205 | 5 | 2.23 | 0.60 | 16.6 | 220 |
| GC65-0163 | 175 | 180 | 5 | 2.09 | 0.34 | 10.9 | 372 |
| GC65-0172 | 265 | 270 | 5 | 2.05 | 1.34 | 13.7 | 220 |
| GC65-0173 | 225 | 230 | 5 | 2.13 | 0.42 | 10.3 | 372 |
| GC65-0173 | 235 | 240 | 5 | 2.02 | 0.54 | 13.0 | 220 |
| GC65-0173 | 240 | 245 | 5 | 2.62 | 1.21 | 13.0 | 220 |
| GC65-0174 | 235 | 240 | 5 | 2.07 | 2.05 | 10.0 | 210 |
| GC65-0177 | 175 | 180 | 5 | 2.23 | 1.31 | 8.3 | 210 |
| GC65-0178 | 160 | 165 | 5 | 4.87 | 0.46 | 14.4 | 230 |
| GC65-0178 | 165 | 170 | 5 | 2.16 | 0.21 | 14.4 | 230 |
| GC65-0178 | 170 | 175 | 5 | 3.14 | 0.31 | 14.4 | 230 |
| GC65-0178 | 175 | 180 | 5 | 4.39 | 0.39 | 18.3 | 230 |
| GC65-0178 | 180 | 185 | 5 | 2.90 | 0.36 | 20.4 | 230 |
| GC65-0180 | 20 | 25 | 4.88 | 2.76 | 0.57 | 14.6 | 230 |
| GC65-0180 | 25 | 30 | 5 | 2.73 | 0.59 | 14.6 | 230 |
| GC65-0180 | 30 | 35 | 5 | 2.51 | 0.45 | 14.6 | 230 |
| GC65-0180 | 45 | 50 | 5 | 2.46 | 0.62 | 19.8 | 230 |
| GC65-0180 | 50 | 55 | 5 | 2.39 | 0.74 | 20.2 | 230 |
| GC65-0180 | 55 | 60 | 5 | 3.48 | 1.45 | 20.4 | 230 |
| GC65-0180 | 60 | 65 | 5 | 2.80 | 0.46 | 20.4 | 230 |
| GC65-0180 | 65 | 70 | 5 | 2.30 | 0.34 | 12.9 | 230 |
| GC65-0180 | 80 | 85 | 5 | 2.23 | 0.37 | 6.6 | 230 |
| GC65-0181 | 75 | 80 | 5 | 2.60 | 0.79 | 19.4 | 372 |
| GC65-0181 | 80 | 85 | 5 | 2.14 | 0.35 | 16.8 | 372 |
| GC65-0181 | 85 | 90 | 5 | 2.56 | 0.63 | 16.8 | 372 |
| GC65-0181 | 90 | 95 | 1.95 | 2.61 | 0.55 | 15.9 | 372 |
| GC65-0181 | 95 | 100 | 5 | 2.52 | 0.39 | 8.4 | 372 |
| GC65-0182 | 105 | 110 | 5 | 2.34 | 0.90 | 7.5 | 340 |
| GC65-0182 | 140 | 145 | 5 | 2.33 | 1.36 | 10.5 | 230 |
| GC65-0182 | 145 | 150 | 5 | 4.09 | 1.66 | 26.4 | 230 |
| GC65-0182 | 150 | 155 | 5 | 3.91 | 1.51 | 32.0 | 230 |
| GC65-0182 | 155 | 160 | 5 | 5.73 | 2.94 | 32.0 | 230 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC65-0182 | 160 | 165 | 5 | 5.68 | 2.70 | 27.3 | 230 |
| GC65-0182 | 165 | 170 | 5 | 2.93 | 1.28 | 25.2 | 230 |
| GC65-0182 | 170 | 175 | 5 | 2.51 | 0.57 | 25.2 | 230 |
| GC65-0182 | 175 | 180 | 5 | 2.99 | 1.14 | 15.6 | 230 |
| GC65-0182 | 180 | 185 | 5 | 2.23 | 0.67 | 10.3 | 230 |
| GC65-0182 | 185 | 190 | 5 | 2.15 | 0.55 | 10.3 | 230 |
| GC65-0182 | 190 | 195 | 5 | 2.52 | 0.49 | 11.2 | 230 |
| GC65-0182 | 195 | 200 | 5 | 2.27 | 0.52 | 11.9 | 230 |
| GC65-0182 | 200 | 205 | 5 | 3.24 | 0.99 | 11.9 | 230 |
| GC65-0182 | 205 | 210 | 5 | 4.84 | 1.34 | 21.2 | 230 |
| GC65-0182 | 210 | 215 | 5 | 5.26 | 0.80 | 28.8 | 230 |
| GC65-0182 | 215 | 220 | 5 | 4.03 | 0.60 | 28.8 | 230 |
| GC65-0182 | 220 | 225 | 5 | 3.29 | 0.55 | 24.9 | 230 |
| GC65-0182 | 225 | 230 | 5 | 2.31 | 0.45 | 21.0 | 230 |
| GC65-0182 | 230 | 235 | 5 | 2.01 | 0.36 | 21.0 | 230 |
| GC65-0186 | 255 | 260 | 5 | 2.09 | 0.72 | 15.3 | 210 |
| GC65-0186 | 270 | 275 | 5 | 2.70 | 0.96 | 10.0 | 210 |
| GC65-0187 | 70 | 75 | 5 | 4.70 | 0.13 | 2.2 | 230 |
| GC65-0187 | 75 | 80 | 5 | 2.61 | 0.21 | 2.1 | 230 |
| GC65-0189A | 195 | 200 | 5 | 2.08 | 4.64 | 15.7 | 220 |
| GC65-0191 | 40 | 45 | 5 | 2.33 | 0.24 | 21.6 | 230 |
| GC65-0191 | 55 | 60 | 5 | 3.90 | 0.59 | 21.0 | 340 |
| GC65-0191 | 60 | 65 | 5 | 2.28 | 0.66 | 21.0 | 340 |
| GC65-0191 | 70 | 75 | 5 | 2.68 | 0.28 | 14.5 | 230 |
| GC65-0193 | 95 | 100 | 2.16 | 2.59 | 1.51 | 16.2 | 372 |
| GC65-0193 | 100 | 105 | 5 | 2.59 | 0.84 | 16.2 | 372 |
| GC65-0193 | 105 | 110 | 5 | 3.31 | 1.00 | 16.2 | 372 |
| GC65-0193 | 110 | 115 | 5 | 2.98 | 1.08 | 14.5 | 372 |
| GC65-0195 | 0 | 5 | 1.95 | 2.12 | 0.17 | 11.4 | 900 |
| GC65-0195 | 80 | 85 | 5 | 3.32 | 1.01 | 23.5 | 230 |
| GC65-0195 | 90 | 95 | 5 | 2.15 | 0.16 | 14.7 | 230 |
| GC65-0195 | 105 | 110 | 5 | 2.17 | 0.12 | 8.6 | 230 |
| GC65-0196A | 130 | 135 | 5 | 2.57 | 4.04 | 9.5 | 380 |
| GC65-0196A | 135 | 140 | 5 | 2.33 | 3.04 | 6.2 | 380 |
| GC65-0197 | 180 | 185 | 5 | 2.16 | 0.83 | 15.1 | 220 |
| GC65-0199 | 10 | 15 | 5 | 2.20 | 0.61 | 11.6 | 230 |
| GC65-0204 | 160 | 165 | 5 | 2.69 | 1.55 | 10.8 | 220 |
| GC65-0204 | 165 | 170 | 5 | 2.50 | 0.59 | 10.8 | 220 |
| GC65-0206 | 55 | 60 | 5 | 2.62 | 0.22 | 9.1 | 230 |
| GC65-0206 | 60 | 65 | 5 | 2.83 | 0.30 | 9.1 | 230 |
| GC65-0206 | 65 | 70 | 5 | 2.03 | 0.31 | 8.7 | 230 |
| GC65-0206 | 125 | 130 | 5 | 2.16 | 0.22 | 5.8 | 230 |
| GC65-0210 | 40 | 45 | 5 | 2.59 | 0.51 | 14.0 | 350 |
| GC65-0210 | 65 | 70 | 5 | 3.48 | 1.16 | 24.0 | 230 |
| GC65-0210 | 70 | 75 | 5 | 3.01 | 0.31 | 24.0 | 230 |
| GC65-0210 | 75 | 80 | 5 | 4.07 | 1.73 | 23.2 | 230 |
| GC65-0210 | 80 | 85 | 5 | 3.93 | 1.44 | 18.6 | 230 |
| GC65-0210 | 85 | 90 | 5 | 2.57 | 1.76 | 18.6 | 230 |
| GC65-0210 | 90 | 95 | 5 | 3.08 | 0.89 | 17.3 | 230 |
| GC65-0210 | 95 | 100 | 5 | 3.41 | 0.60 | 16.8 | 230 |
| GC66-0220 | 135 | 140 | 5 | 2.26 | 0.58 | 16.2 | 220 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC66-0220 | 140 | 145 | 5 | 2.28 | 0.43 | 16.2 | 220 |
| GC66-0220 | 160 | 165 | 5 | 2.01 | 0.54 | 11.8 | 220 |
| GC66-0220 | 170 | 175 | 5 | 2.47 | 0.44 | 14.0 | 220 |
| GC66-0223 | 10 | 15 | 5 | 2.24 | 0.49 | 17.6 | 230 |
| GC66-0223 | 15 | 20 | 5 | 2.28 | 0.28 | 17.6 | 230 |
| GC66-0223 | 95 | 100 | 5 | 2.25 | 0.47 | 13.3 | 230 |
| GC66-0224 | 320 | 325 | 5 | 2.22 | 1.27 | 12.5 | 372 |
| GC66-0225 | 95 | 100 | 5 | 2.18 | 1.95 | 10.1 | 220 |
| GC66-0225 | 100 | 105 | 5 | 2.78 | 2.89 | 11.7 | 220 |
| GC66-0225 | 115 | 120 | 5 | 2.19 | 1.73 | 8.5 | 220 |
| GC66-0226 | 150 | 155 | 5 | 3.50 | 0.39 | 25.6 | NJ |
| GC66-0226 | 155 | 160 | 5 | 6.19 | 0.49 | 25.6 | NJ |
| GC66-0226 | 160 | 165 | 5 | 4.93 | 0.59 | 27.2 | NJ |
| GC66-0226 | 165 | 170 | 5 | 6.45 | 1.54 | 45.6 | NJ |
| GC66-0226 | 170 | 175 | 5 | 4.49 | 1.54 | 45.6 | NJ |
| GC66-0226 | 175 | 180 | 5 | 6.08 | 1.84 | 45.3 | NJ |
| GC66-0226 | 180 | 185 | 5 | 4.58 | 0.89 | 35.0 | NJ |
| GC66-0226 | 250 | 255 | 5 | 2.04 | 0.42 | 12.2 | NJ |
| GC66-0226 | 255 | 260 | 5 | 2.19 | 0.53 | 12.2 | NJ |
| GC66-0228 | 75 | 80 | 5 | 2.84 | 2.27 | 17.5 | NJ |
| GC66-0228 | 80 | 85 | 5 | 2.98 | 2.43 | 17.5 | NJ |
| GC66-0228 | 85 | 90 | 5 | 2.93 | 1.06 | 16.0 | NJ |
| GC66-0228 | 90 | 95 | 5 | 2.66 | 0.86 | 12.8 | NJ |
| GC66-0228 | 190 | 195 | 5 | 2.93 | 0.28 | 12.6 | NJ |
| GC66-0228 | 200 | 205 | 5 | 2.21 | 0.38 | 12.8 | NJ |
| GC66-0228 | 205 | 210 | 5 | 4.03 | 0.59 | 26.5 | NJ |
| GC66-0228 | 210 | 215 | 5 | 5.31 | 0.73 | 37.8 | NJ |
| GC66-0228 | 220 | 225 | 5 | 2.31 | 0.65 | 14.4 | NJ |
| GC66-0229 | 50 | 55 | 5 | 2.34 | 1.09 | 9.7 | NJ |
| GC66-0229 | 55 | 60 | 5 | 3.12 | 0.69 | 9.7 | NJ |
| GC66-0229 | 60 | 65 | 5 | 3.03 | 1.10 | 11.9 | NJ |
| GC66-0229 | 75 | 80 | 5 | 2.84 | 0.47 | 19.5 | NJ |
| GC66-0230 | 95 | 100 | 5 | 2.29 | 0.64 | 12.2 | 230 |
| GC66-0230 | 125 | 130 | 5 | 2.29 | 0.88 | 16.6 | 220 |
| GC66-0233 | 135 | 140 | 5 | 2.97 | 2.53 | 14.6 | NJ |
| GC66-0233 | 140 | 145 | 5 | 2.35 | 1.22 | 15.5 | NJ |
| GC66-0233 | 165 | 170 | 5 | 2.02 | 0.94 | 9.7 | NJ |
| GC66-0233 | 190 | 195 | 5 | 3.72 | 3.14 | 33.8 | NJ |
| GC72-0236 | 80 | 85 | 5 | 2.94 | 1.06 | 24.7 | 340 |
| GC72-0236 | 165 | 170 | 5 | 2.05 | 0.15 | 11.3 | 340 |
| GC72-0238 | 25 | 30 | 5 | 2.20 | 0.19 | 26.7 | 340 |
| GC72-0238 | 30 | 35 | 5 | 2.05 | 0.31 | 25.5 | 340 |
| GC72-0238 | 35 | 40 | 5 | 4.16 | 0.48 | 22.6 | 230 |
| GC72-0238 | 40 | 45 | 5 | 2.99 | 0.18 | 22.6 | 230 |
| GC72-0238 | 45 | 50 | 5 | 2.72 | 0.21 | 21.3 | 230 |
| GC72-0238 | 50 | 55 | 5 | 2.48 | 0.18 | 17.1 | 230 |
| GC72-0242 | 40 | 45 | 5 | 2.02 | 0.93 | 7.9 | 340 |
| GC72-0242 | 125 | 130 | 5 | 2.85 | 1.10 | 16.1 | 362 |
| GC72-0242 | 130 | 135 | 5 | 2.08 | 0.70 | 18.7 | 372 |
| GC72-0242 | 165 | 170 | 5 | 2.26 | 3.57 | 11.3 | 230 |
| GC72-0242 | 180 | 185 | 5 | 6.43 | 3.38 | 49.4 | 230 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC72-0242 | 185 | 190 | 5 | 6.78 | 3.06 | 49.4 | 230 |
| GC72-0242 | 190 | 195 | 5 | 5.31 | 2.20 | 36.9 | 230 |
| GC72-0242 | 195 | 200 | 5 | 4.96 | 1.94 | 28.5 | 230 |
| GC72-0242 | 200 | 205 | 5 | 3.28 | 1.41 | 24.9 | 230 |
| GC72-0242 | 210 | 215 | 5 | 2.03 | 0.82 | 5.5 | 230 |
| GC72-0242 | 230 | 235 | 5 | 3.28 | 0.51 | 17.3 | 230 |
| GC72-0243 | 5 | 10 | 3.9 | 4.67 | 0.54 | 13.0 | 230 |
| GC72-0243 | 10 | 15 | 3.41 | 3.10 | 0.40 | 13.0 | 230 |
| GC72-0243 | 15 | 20 | 3.84 | 3.00 | 1.59 | 13.0 | 230 |
| GC72-0244 | 75 | 80 | 1.5 | 2.20 | 0.51 | 15.1 | 230 |
| GC72-0244 | 85 | 90 | 5 | 3.17 | 1.58 | 22.6 | 230 |
| GC72-0244 | 90 | 95 | 5 | 3.17 | 1.44 | 22.6 | 230 |
| GC72-0244 | 95 | 100 | 5 | 2.05 | 1.00 | 17.4 | 230 |
| GC72-0244 | 100 | 105 | 5 | 2.91 | 0.77 | 12.0 | 230 |
| GC72-0244 | 105 | 110 | 5 | 3.35 | 1.02 | 12.0 | 230 |
| GC72-0244 | 115 | 120 | 5 | 3.20 | 0.73 | 25.4 | 230 |
| GC72-0244 | 120 | 125 | 5 | 2.64 | 0.73 | 25.4 | 230 |
| GC72-0244 | 125 | 130 | 5 | 3.89 | 1.06 | 25.8 | 230 |
| GC72-0244 | 130 | 135 | 5 | 3.55 | 0.69 | 26.4 | 230 |
| GC72-0244 | 135 | 140 | 5 | 2.84 | 0.56 | 26.4 | 230 |
| GC72-0244 | 145 | 150 | 5 | 3.02 | 0.29 | 17.1 | 230 |
| GC72-0244 | 150 | 155 | 5 | 3.18 | 0.25 | 17.1 | 230 |
| GC72-0244 | 155 | 160 | 5 | 3.31 | 0.23 | 17.3 | 230 |
| GC72-0244 | 160 | 165 | 5 | 2.69 | 0.14 | 17.8 | 230 |
| GC72-0244 | 165 | 170 | 5 | 2.12 | 0.21 | 17.8 | 230 |
| GC72-0244 | 170 | 175 | 5 | 2.16 | 0.19 | 19.1 | 230 |
| GC72-0244 | 175 | 180 | 5 | 2.53 | 0.20 | 23.0 | 230 |
| GC72-0244 | 180 | 185 | 5 | 2.67 | 0.21 | 23.0 | 230 |
| GC72-0245 | 115 | 120 | 4.94 | 2.10 | 0.91 | 8.2 | 340 |
| GC72-0248 | 90 | 95 | 5 | 2.04 | 0.14 | 15.0 | 230 |
| GC72-0248 | 110 | 115 | 5 | 2.14 | 0.13 | 13.0 | 230 |
| GC72-0248 | 125 | 130 | 5 | 2.62 | 0.26 | 18.5 | 230 |
| GC72-0249 | 100 | 105 | 3.02 | 2.47 | 0.03 | 7.2 | 230 |
| GC72-0252 | 40 | 45 | 5 | 2.32 | 0.04 | 9.3 | 230 |
| GC72-0252 | 45 | 50 | 5 | 2.75 | 0.11 | 9.3 | 230 |
| GC72-0253 | 60 | 65 | 2.82 | 2.45 | 0.62 | 13.0 | 900 |
| GC72-0253 | 70 | 75 | 5 | 2.53 | 0.26 | 14.4 | 230 |
| GC72-0253 | 75 | 80 | 5 | 2.98 | 0.48 | 16.8 | 230 |
| GC72-0254 | 40 | 45 | 5 | 2.47 | 1.87 | 11.5 | 230 |
| GC72-0254 | 45 | 50 | 5 | 2.01 | 1.19 | 11.3 | 230 |
| GC72-0254 | 50 | 55 | 5 | 2.20 | 1.53 | 11.3 | 230 |
| GC72-0254 | 70 | 75 | 5 | 2.30 | 1.71 | 11.4 | 230 |
| GC72-0254 | 75 | 80 | 5 | 3.63 | 1.82 | 15.1 | 230 |
| GC72-0254 | 80 | 85 | 5 | 3.93 | 1.24 | 15.1 | 230 |
| GC72-0257 | 30 | 35 | 2.08 | 2.15 | 0.42 | 15.1 | 900 |
| GC72-0257 | 35 | 40 | 5 | 2.10 | 0.58 | 15.1 | 230 |
| GC72-0257 | 40 | 45 | 5 | 3.05 | 0.88 | 15.1 | 230 |
| GC72-0257 | 45 | 50 | 5 | 3.69 | 0.90 | 18.3 | 230 |
| GC72-0257 | 50 | 55 | 5 | 3.98 | 1.89 | 18.9 | 230 |
| GC72-0257 | 55 | 60 | 5 | 4.32 | 1.89 | 18.9 | 230 |
| GC72-0257 | 60 | 65 | 5 | 4.63 | 0.69 | 16.6 | 230 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC72-0257 | 65 | 70 | 5 | 3.04 | 0.41 | 16.1 | 230 |
| GC72-0259 | 45 | 50 | 1.23 | 2.60 | 0.17 | 9.9 | 900 |
| GC72-0259 | 60 | 65 | 5 | 2.94 | 0.21 | 13.5 | 350 |
| GC72-0259 | 65 | 70 | 5 | 4.00 | 0.40 | 28.1 | 350 |
| GC72-0259 | 70 | 75 | 5 | 3.42 | 0.64 | 28.1 | 230 |
| GC72-0259 | 75 | 80 | 5 | 2.63 | 0.40 | 22.9 | 230 |
| GC72-0259 | 80 | 85 | 5 | 2.48 | 0.31 | 21.3 | 230 |
| GC72-0259 | 85 | 90 | 5 | 2.16 | 0.26 | 21.3 | 230 |
| GC72-0259 | 90 | 95 | 5 | 2.16 | 0.23 | 19.3 | 230 |
| GC72-0259 | 95 | 100 | 5 | 2.33 | 0.32 | 18.5 | 230 |
| GC72-0259 | 100 | 105 | 5 | 2.47 | 0.30 | 18.5 | 230 |
| GC72-0260 | 50 | 55 | 2.88 | 2.07 | 0.40 | 11.3 | 350 |
| GC72-0260 | 55 | 60 | 5 | 3.64 | 0.63 | 11.3 | 350 |
| GC72-0260 | 200 | 205 | 5 | 2.42 | 0.21 | 18.9 | 350 |
| GC72-0263 | 70 | 75 | 5 | 2.97 | 2.39 | 16.8 | 230 |
| GC72-0263 | 75 | 80 | 5 | 2.76 | 1.23 | 16.8 | 230 |
| GC72-0263 | 80 | 85 | 5 | 2.86 | 2.02 | 16.4 | 230 |
| GC72-0264 | 50 | 55 | 3.49 | 2.45 | 0.41 | 18.9 | 350 |
| GC72-0264 | 55 | 60 | 5 | 2.34 | 0.35 | 11.3 | 350 |
| GC72-0264 | 95 | 100 | 0.33 | 2.45 | 1.08 | 26.1 | 350 |
| GC72-0264 | 100 | 105 | 5 | 2.51 | 1.07 | 26.1 | 230 |
| GC72-0266 | 55 | 60 | 0.87 | 3.30 | 0.07 | 23.7 | 900 |
| GC72-0266 | 60 | 65 | 4.01 | 2.27 | 0.33 | 23.7 | 230 |
| GC72-0269 | 85 | 90 | 5 | 2.26 | 0.19 | 18.9 | 230 |
| GC72-0271 | 135 | 140 | 2.56 | 2.44 | 0.27 | 11.3 | NJ |
| GC72-0272 | 40 | 45 | 3.85 | 2.80 | 6.98 | 10.3 | 230 |
| GC72-0272 | 45 | 50 | 0.72 | 2.80 | 6.98 | 10.3 | 230 |
| GC72-0273 | 10 | 15 | 0.98 | 2.25 | 1.14 | 14.1 | 900 |
| GC72-0273 | 15 | 20 | 5 | 2.13 | 0.94 | 14.1 | 230 |
| GC72-0273 | 20 | 25 | 5 | 2.10 | 0.76 | 13.8 | 230 |
| GC72-0273 | 25 | 30 | 5 | 2.02 | 0.73 | 11.7 | 230 |
| GC72-0273 | 65 | 70 | 5 | 2.07 | 0.25 | 20.6 | 230 |
| GC72-0277 | 30 | 35 | 2.69 | 2.70 | -1.00 | -1.0 | 230 |
| GC72-0277 | 35 | 40 | 0.36 | 2.70 | -1.00 | -1.0 | 230 |
| GC72-0277 | 90 | 95 | 5 | 3.21 | 1.26 | 15.1 | 230 |
| GC72-0277 | 195 | 200 | 5 | 2.03 | 0.18 | 22.3 | 220 |
| GC72-0280 | 120 | 125 | 5 | 2.04 | 0.50 | 15.7 | 380 |
| GC72-0280 | 175 | 180 | 5 | 2.31 | 0.39 | 12.5 | 220 |
| GC72-0280 | 220 | 225 | 5 | 2.33 | 0.63 | 11.3 | 220 |
| GC72-0282 | 25 | 30 | 4.09 | 2.14 | 0.36 | 12.0 | 230 |
| GC72-0282 | 65 | 70 | 5 | 2.61 | 0.57 | 14.4 | 230 |
| GC72-0283 | 50 | 55 | 5 | 2.56 | 0.65 | 18.5 | 380 |
| GC72-0283 | 55 | 60 | 5 | 2.18 | 0.81 | 15.6 | 380 |
| GC72-0283 | 90 | 95 | 5 | 2.00 | 0.48 | 11.7 | 350 |
| GC72-0283 | 235 | 240 | 5 | 2.25 | 1.06 | 12.0 | 220 |
| GC72-0284 | 220 | 225 | 5 | 2.43 | 1.26 | -1.0 | 220 |
| GC72-0284 | 225 | 230 | 5 | 2.20 | 1.13 | -1.0 | 220 |
| GC73-0289 | 100 | 105 | 5 | 2.07 | 0.15 | 28.1 | 230 |
| GC73-0290 | 195 | 200 | 5 | 2.07 | 5.85 | -1.0 | 220 |
| GC73-0290 | 200 | 205 | 5 | 2.27 | 4.60 | -1.0 | 220 |
| GC73-0292 | 290 | 295 | 5 | 2.17 | 0.70 | 18.9 | 210 |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---------|------|-----|--------|------|--------|--------|--------------|
| GC73-0293 | 40 | 45 | 5 | 2.42 | 0.07 | 14.8 | 230 |
| GC73-0293 | 45 | 50 | 5 | 2.30 | 0.16 | 28.8 | 230 |
| GC73-0307 | 175 | 180 | 5 | 2.23 | 0.77 | 9.3 | 220 |
| GC73-0309 | 150 | 155 | 5 | 2.23 | 0.14 | 13.0 | 230 |
| GC73-0309 | 155 | 160 | 5 | 2.82 | 0.20 | 13.0 | 230 |
| GC73-0313 | 225 | 230 | 5 | 2.37 | 0.79 | -1.0 | NJ |
| GC73-0313 | 235 | 240 | 5 | 2.85 | 0.60 | -1.0 | NJ |
| GC73-0313 | 240 | 245 | 5 | 3.34 | 1.09 | -1.0 | NJ |
| GC73-0313 | 245 | 250 | 5 | 3.41 | 2.17 | -1.0 | NJ |
| GC73-0313 | 250 | 255 | 5 | 3.32 | 1.31 | -1.0 | NJ |
| GC73-0313 | 255 | 260 | 5 | 2.21 | 0.82 | -1.0 | NJ |
| GC73-0317 | 150 | 155 | 5 | 2.09 | -1.00 | -1.0 | NJ |
| GC73-0322 | 140 | 145 | 5 | 3.17 | -1.00 | -1.0 | NJ |
| GC73-0322 | 170 | 175 | 1.26 | 4.15 | -1.00 | -1.0 | NJ |
| GC73-0322 | 175 | 180 | 5 | 3.46 | -1.00 | -1.0 | NJ |
| GC73-0322 | 180 | 185 | 5 | 4.32 | -1.00 | -1.0 | NJ |
| GC73-0322 | 185 | 190 | 5 | 3.06 | -1.00 | -1.0 | NJ |
| GC73-0322 | 190 | 195 | 5 | 3.77 | -1.00 | -1.0 | NJ |
| GC73-0322 | 195 | 200 | 5 | 3.59 | -1.00 | -1.0 | NJ |
| GC73-0322 | 200 | 205 | 5 | 2.88 | -1.00 | -1.0 | NJ |
| GC73-0322 | 215 | 220 | 5 | 2.73 | -1.00 | -1.0 | NJ |
| GC73-0322 | 235 | 240 | 1.22 | 2.00 | -1.00 | -1.0 | NJ |
| GC73-0328 | 65 | 70 | 5 | 2.48 | 0.30 | 12.3 | 230 |
| GC73-0332 | 45 | 50 | 5 | 3.37 | 20.22 | -1.0 | 372 |
| GC73-0332 | 50 | 55 | 5 | 2.49 | 17.52 | 11.3 | 372 |
| GC73-0332 | 55 | 60 | 5 | 2.20 | 4.80 | 11.3 | 372 |
| GC73-0333 | 140 | 145 | 5 | 2.37 | 1.01 | -1.0 | NJ |
| GC76-0346 | 245 | 250 | 5 | 2.22 | 0.52 | 11.0 | 220 |
| GC76-0347A | 220 | 225 | 5 | 2.02 | 1.07 | 11.0 | 210 |
| GC76-0347A | 235 | 240 | 5 | 2.33 | 1.15 | 14.1 | 210 |
| GC76-0350 | 185 | 190 | 5 | 2.20 | 1.07 | 14.7 | 210 |
| GC76-0350 | 190 | 195 | 5 | 2.50 | 1.15 | 14.4 | 210 |
| GC76-0350 | 195 | 200 | 5 | 2.64 | 1.38 | 14.4 | 210 |
| GC76-0353 | 70 | 75 | 5 | 2.72 | 7.36 | 16.5 | 210 |
| GC76-0353 | 75 | 80 | 5 | 2.80 | 5.00 | 16.5 | 210 |
| GC76-0355 | 195 | 200 | 5 | 2.32 | 1.16 | 10.3 | 210 |
| GC76-0357 | 250 | 255 | 5 | 2.90 | 0.56 | 12.3 | 220 |
| GC76-0365 | 295 | 300 | 5 | 2.12 | 0.31 | 5.5 | 210 |
| GC90-0379 | 25 | 30 | 5 | 2.41 | 4.36 | 18.7 | SWZ |
| GC90-0379 | 30 | 35 | 5 | 2.78 | 3.88 | 18.9 | SWZ |
| GC90-0379 | 65 | 70 | 5 | 2.47 | 12.01 | 13.0 | SWZ |
| GC90-0379 | 70 | 75 | 5 | 2.81 | 10.25 | 12.5 | SWZ |
| GC90-0381 | 20 | 25 | 0.92 | 2.55 | 2.61 | 6.2 | SWZ |
| GC90-0381 | 75 | 80 | 5 | 2.08 | 5.26 | 11.2 | SWZ |
| GC90-0381 | 95 | 100 | 5 | 3.34 | 10.85 | 20.9 | SWZ |
| GC90-0381 | 100 | 105 | 5 | 2.11 | 7.73 | 24.1 | SWZ |
| GC90-0382 | 80 | 85 | 5 | 3.62 | 3.53 | 25.4 | SWZ |
| GC90-0382 | 85 | 90 | 5 | 4.09 | 4.21 | 27.3 | SWZ |
| GC90-0382 | 90 | 95 | 5 | 2.69 | 9.90 | 15.5 | SWZ |
| GC90-0382 | 170 | 175 | 5 | 2.24 | 2.85 | 19.8 | SWZ |
| GC90-0382 | 175 | 180 | 5 | 2.02 | 2.70 | 21.4 | SWZ |

| Hole ID | From | To | Length | %Cu | Au g/t | Ag g/t | Mineral Zone |
|---|---|---|---|---|---|---|---|
| GC90-0383 | 135 | 140 | 5 | 2.07 | 1.79 | 8.1 | SWZ |
| GC90-0383 | 150 | 155 | 5 | 2.10 | 2.05 | 9.0 | SWZ |
| GC90-0386 | 40 | 45 | 5 | 2.67 | 4.03 | 16.8 | SWZ |
| GC91-0395 | 200 | 205 | 5 | 2.23 | 0.75 | 14.5 | 220 |
| GC91-0395 | 210 | 215 | 5 | 2.47 | 1.34 | 24.6 | 220 |
| GC91-0395 | 215 | 220 | 5 | 2.13 | 1.21 | 20.2 | 220 |
| GC91-0395 | 280 | 285 | 5 | 2.40 | 1.00 | 25.1 | 220 |
| GC91-0419 | 125 | 130 | 5 | 2.63 | 7.10 | 15.9 | MC |
| GC91-0419 | 130 | 135 | 5 | 2.07 | 2.72 | 16.0 | MC |
| GC91-0431 | 35 | 40 | 5 | 3.07 | 0.54 | 12.3 | 230 |
| GC91-0431 | 40 | 45 | 5 | 2.89 | 0.80 | 9.5 | 230 |
| GC91-0431 | 45 | 50 | 5 | 2.14 | 0.42 | 11.2 | 230 |
| GC91-0431 | 50 | 55 | 5 | 4.04 | 0.36 | 20.9 | 230 |
| GC91-0431 | 55 | 60 | 5 | 3.00 | 0.19 | 16.3 | 230 |
| GC91-0431 | 60 | 65 | 5 | 2.50 | 0.22 | 15.2 | 230 |
| GC91-0431 | 275 | 280 | 5 | 2.25 | 0.09 | 4.3 | 230 |
| UG0256W-N | 0 | 5 | 5 | 3.08 | -1.00 | -1.0 | 230 |
| UG0256W-N | 5 | 10 | 5 | 2.29 | -1.00 | -1.0 | 230 |
| UG0256W-N | 10 | 15 | 5 | 3.30 | -1.00 | -1.0 | 230 |
| UG0256W-N | 15 | 20 | 5 | 2.11 | -1.00 | -1.0 | 230 |
| UG0256W-N | 20 | 25 | 5 | 2.03 | -1.00 | -1.0 | 230 |
| UG0256W-N | 60 | 65 | 0.62 | 3.50 | -1.00 | -1.0 | 500 |
| UG0256W-N | 65 | 69.91 | 4.91 | 2.45 | -1.00 | -1.0 | 500 |
| UG0256W-S | 35 | 40 | 5 | 2.05 | -1.00 | -1.0 | 500 |
| UG0256W-S | 50 | 55 | 5 | 3.38 | -1.00 | -1.0 | 230 |
| UG0256W-S | 55 | 60 | 5 | 2.77 | -1.00 | -1.0 | 230 |
| UG0256W-S | 60 | 63.53 | 3.53 | 4.71 | -1.00 | -1.0 | 230 |
| UG0257E-N | 15 | 20 | 5 | 2.13 | -1.00 | -1.0 | 230 |
| UG0257E-N | 20 | 25 | 5 | 2.23 | -1.00 | -1.0 | 230 |
| UG0257E-N | 25 | 30 | 5 | 2.38 | -1.00 | -1.0 | 230 |
| UG0257E-S | 10 | 15 | 5 | 2.39 | -1.00 | -1.0 | 230 |
| UG0257E-S | 15 | 20 | 5 | 2.19 | -1.00 | -1.0 | 230 |
| UG9885S-W | 115 | 120 | 5 | 3.94 | -1.00 | -1.0 | 230 |
| UG9885S-W | 120 | 125 | 4.13 | 2.90 | -1.00 | -1.0 | 230 |

# Updated Galore Creek Resources
# NI 43-101 Technical Report

# Appendix 3 – Historic Cu Assay Comparisons

# QQ Plot NovaGold vs. 1962 Drilling - %Cu Grade (5m Comps)



30 Pairs

NovaGold 5m Composites

1965 5m Composites



**QQ Plot NovaGold vs. 1963 Drilling - %Cu Grade (5m Comps)**

513 Pairs

NovaGold 5m Composites

1965 5m Composites



**QQ Plot NovaGold vs. 1964 Drilling - %Cu Grade (5m Comps)**

NovaGold 5m Composites

1965 5m Composites

477 Pairs



**QQ Plot NovaGold vs. 1965 Drilling - %Cu Grade (5m Comps)**

NovaGold 5m Composites

1965 5m Composites

742 Pairs



**QQ Plot NovaGold vs. 1966 Drilling - %Cu Grade (5m Comps)**

NovaGold 5m Composites

271 Pairs

1965 5m Composites

**QQ Plot NovaGold vs. 1972 Drilling - %Cu Grade (5m Comps)**



195 Pairs



**QQ Plot NovaGold vs. 1973 Drilling - %Cu Grade (5m Comps)**

NovaGold 5m Composites

1965 5m Composites

240 Pairs



**QQ Plot NovaGold vs. 1976 Drilling - %Cu Grade (5m Comps)**

41 Pairs

# QQ Plot NovaGold vs. 1991 Drilling - %Cu Grade (5m Comps)



63 Pairs

NovaGold 5m Composites

1965 5m Composites

# Updated Galore Creek Resources
# NI 43-101 Technical Report

# Appendix 4 – Historic Au Assay Comparisons



**QQ Plot NovaGold vs. 1962 Drilling - %Cu Grade (5m Comps)**

30 Pairs

NovaGold 5m Composites (Au g/t)

1965 5m Composites (Au g/t)



**QQ Plot NovaGold vs. 1963 Drilling - Au g/t Grade (5m Comps)**

NovaGold 5m Composites (Au g/t)

1963 5m Composites (Au g/t)

513 Pairs



**QQ Plot NovaGold vs. 1964 Drilling - Au g/t Grade (5m Comps)**

477 Pairs



**QQ Plot NovaGold vs. 1965 Drilling - %Cu Grade (5m Comps)**

742 Pairs

NovaGold 5m Composites (Au g/t)

1965 5m Composites (Au g/t)



**QQ Plot NovaGold vs. 1966 Drilling - Au g/t Grade (5m Comps)**

271 Pairs

NovaGold 5m Composites (Au g/t)

1966 5m Composites (Au g/t)



**QQ Plot NovaGold vs. 1972 Drilling - Au g/t Grade (5m Comps)**

190 Pairs



**QQ Plot NovaGold vs. 1973 Drilling - Au g/t Grade (5m Comps)**

193 Pairs

NovaGold 5m Composites (Au g/t)

1973 5m Composites (Au g/t)



**QQ Plot NovaGold vs. 1976 Drilling - Au g/t Grade (5m Comps)**

NovaGold 5m Composites (Au g/t)

1976 5m Composites (Au g/t)

41 Pairs



QQ Plot NovaGold vs. 1991 Drilling - Au g/t Grade (5m Comps)

63 Pairs

NovaGold 5m Composites (Au g/t)

1991 5m Composites (Au g/t)

# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 5 – 2003-2005 NovaGold QA/QC Results

# Appendix 05 - 2003 NovaGold Cu Duplicates

**ASSAY A: Cu Original (%)**
**ASSAY B: Cu Duplicate (%)**



Side-by-side boxplot
Assay A
Assay B
Cu (in %)
10.0
1.0
0.10
0.01


| | Assay A | Assay B |
|---|---|---|
| Number | 72 | 72 |
| Mean | 0.519 | 0.496 |
| StDev | 0.830 | 0.819 |
| Maximum | 3.640 | 3.700 |
| 75th %-ile | 0.622 | 0.562 |
| Median | 0.107 | 0.094 |
| 25th %-ile | 0.042 | 0.036 |
| Minimum | 0.005 | 0.005 |

Linear correlation: .992
Linear correlation (log): .986
Rank correlation: .988
T Statistic (mean diff=0): 1.847



Scatterplot
Assay B (in %)
Assay A (in %)




Scatterplot (log scaling)
Assay B (in %)
Assay A (in %)




Q-Q Plot
Assay B Quantiles (in %)
Assay A Quantiles (in %)




Q-Q Plot (log scaling)
Assay B Quantiles (in %)
Assay A Quantiles (in %)




RelDiff Plot
RelDiff [A-B]/Avg (in %)
Average [A+B]/2 (in %)




RelDiff Plot (log scaling)
RelDiff [A-B]/Avg (in %)
Average [A+B]/2 (in %)

# Appendix 05 -  2003 NovaGold Au Duplicates

**ASSAY A: Au Original (g/t)**
**ASSAY B: Au Duplicate (g/t)**

### Side-by-side boxplot



| | Assay A | Assay B |
|---|---|---|
| Number | 73 | 73 |
| Mean | 0.371 | 0.34 |
| StDev | 0.929 | 0.769 |
| Maximum | 6.36 | 4.44 |
| 75th %-ile | 0.239 | 0.235 |
| Median | 0.081 | 0.067 |
| 25th %-ile | 0.023 | 0.021 |
| Minimum | 0.002 | 0.002 |

Linear correlation: .980
Linear correlation (log): .984
Rank correlation: .983
T Statistic (mean diff= 0): 1.135

### Scatterplot



### Scatterplot (log scaling)



### Q-Q Plot



### Q-Q Plot (log scaling)



### RelDiff Plot



### RelDiff Plot (log scaling)



# Appendix 05 -  2004 NovaGold Cu Duplicates

**ASSAY A : Cu Original (%)**
**ASSAY B : Cu Duplicate (%)**



| | Assay A | Assay B |
|---|---|---|
| Number | 390 | 390 |
| Mean | 0.324 | 0.324 |
| StDev | 1.246 | 1.254 |
| Maximum | 20.8 | 20.9 |
| 75th %-ile | 0.202 | 0.19 |
| Median | 0.059 | 0.057 |
| 25th %-ile | 0.017 | 0.017 |
| Minimum | 0.001 | 0.001 |

Linear correlation: 1.000
Linear correlation (log): .998
Rank correlation: .996
T Statistic (mean diff=0): .558













# Appendix 05 - 2004 NovaGold Au Duplicates

**ASSAY A: Au Original (g/t)**
**ASSAY B: Au Duplicate (g/t)**

**Side-by-side boxplot**



| | | |
|---|---|---|
| Number | 395 | 395 |
| Mean | 0.187 | 0.187 |
| StDev | 0.554 | 0.569 |
| Maximum | 7.9 | 8.3 |
| 75th %-ile | 0.145 | 0.14 |
| Median | 0.043 | 0.046 |
| 25th %-ile | 0.017 | 0.017 |
| Minimum | 0.002 | 0.002 |

| | |
|---|---|
| Linear correlation: | .996 |
| Linear correlation (log): | .978 |
| Rank correlation: | .976 |
| T Statistic (mean diff=0): | .312 |

**Scatterplot**



**Scatterplot (log scaling)**



**Q-Q Plot**



**Q-Q Plot (log scaling)**



**RelDiff Plot**



**RelDiff Plot (log scaling)**





Galore Creek 2003 - Blanks



**Galore Creek 2003 - Std-Cu108**





# Galore 2004 - Blanks





**Galore 2004 - Cu Std-Cu105**





**Galore Creek 2004 - Gold Std-PM152**



# Galore 2005 - Blanks





**Galore 2005 - Cu Std-Cu108**



**Galore 2005 - Cu Std-Cu113**



# Galore 2005 - Cu Std-Cu118

Cu (%)

Sample Number

- - - -2 Std. Dev.
—▲— Cu Plotted
- - - +2 Std. Dev.



**Galore Creek 2005 - Gold Std-PM188**



# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 6 – Variogram Parameters

## North Junction

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Minzone** | Cu | 0.1 | 0.211 | 34 | 0 | 48 | 38 | 11 | 15 | 0.689 | -2 | 69 | 85 | 43 | 155 | 54 | 1 |
| | Au | 0.06 | 0.592 | 34 | 0 | 48 | 52.6 | 14.4 | 37.2 | 0.348 | 1 | 10 | 63 | 83.7 | 48.2 | 19.5 | 1 |
| | Ag | 0.1 | 0.307 | 34 | 0 | 48 | 64.3 | 20.5 | 30.1 | 0.593 | 39 | 26 | 29 | 138.7 | 21.2 | 241.2 | 1 |
| **Outside** | Cu | 0.07 | 0.502 | -31 | -4 | -51 | 73 | 16 | 7 | 0.428 | -24 | 28 | -11 | 85 | 61 | 218 | 1 |
| | Au | 0.13 | 0.234 | 6 | -20 | 23 | 22 | 24 | 5 | 0.636 | -9 | 20 | -41 | 374 | 64 | 31 | 1 |
| | Ag | 0.01 | 0.513 | -14 | -2 | -57 | 31 | 83 | 11 | 0.477 | 46 | -4 | 9 | 72 | 140 | 180 | 1 |

## Middle Creek

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Minzone** | Cu | 0.01 | 0.625 | 82 | 0 | 63 | 175 | 12 | 42 | 0.365 | 34 | 68 | -26 | 111 | 124 | 17 | 1 |
| | Au | 0.01 | 0.723 | 82 | 0 | 63 | 31 | 15 | 35 | 0.267 | 24 | 12 | -12 | 78 | 109 | 150 | 1 |
| | Ag | 0.01 | 0.781 | 82 | 0 | 63 | 7 | 19 | 31 | 0.209 | -3 | -26 | 36 | 50 | 223 | 116 | 1 |
| **Outside** | Cu | 0.32 | 0.397 | -24 | -66 | -15 | 42 | 11.3 | 6.4 | 0.283 | -12 | -35 | -47 | 75 | 15 | 200 | 1 |
| | Au | 0.45 | 0.269 | -10 | -28 | 52 | 50.8 | 30.9 | 5 | 0.281 | 0 | -16 | -38 | 52.2 | 22.3 | 9.7 | 1 |
| | Ag | 0.5 | 0.252 | -11 | 10 | -47 | 2.9 | 30.6 | 32.3 | 0.248 | 0 | -7 | -21 | 24.2 | 65 | 75 | 1 |

## Junction

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Minzone** | Cu | 0.2 | 0.452 | 33 | 0 | 57 | 32 | 30 | 94 | 0.348 | -39 | -3 | -83 | 52 | 135 | 6 | 1 |
| | Au | 0.05 | 0.275 | 33 | 0 | 57 | 21 | 7 | 7 | 0.675 | 5 | 26 | -9 | 33 | 13 | 100 | 1 |
| | Ag | 0.1 | 0.441 | 33 | 0 | 57 | 25 | 26 | 337 | 0.459 | -42 | 40 | 5 | 228 | 22 | 261 | 1 |
| **Outside** | Cu | 0.06 | 0.469 | -7 | -43 | 25 | 52 | 43 | 13 | 0.471 | -56 | 32 | -3 | 453 | 37 | 85 | 1 |
| | Au | 0.13 | 0.482 | -29 | 26 | -45 | 75 | 22 | 6 | 0.388 | -55 | 30 | 8 | 351 | 74 | 35 | 1 |
| | Ag | 0.001 | 0.437 | -21 | -67 | -28 | 93 | 207 | 30 | 0.562 | 28 | 111 | 16 | 98 | 52 | 182 | 1 |

## Southwest Zone

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Minzone** | Cu | 0.1 | 0.56 | 114 | 0 | -48 | 13 | 59 | 38 | 0.34 | -33 | -13 | -24 | 172 | 122 | 200 | 1 |
| | Au | 0.04 | 0.69 | 114 | 0 | -48 | 21 | 22 | 12 | 0.27 | -15 | -17 | -43 | 121 | 254 | 175 | 1 |
| | Ag | 0.2 | 0.506 | 114 | 0 | -48 | 24 | 52 | 35 | 0.294 | -9 | -12 | -40 | 132 | 150 | 150 | 1 |
| **Outside** | Cu | 0.2 | 0.496 | 114 | 0 | -48 | 18 | 20 | 37 | 0.304 | -18 | -24 | 9 | 200 | 156 | 180 | 1 |
| | Au | 0.045 | 0.615 | 114 | 0 | -48 | 13 | 12 | 10 | 0.34 | 88 | 2 | 70 | 37 | 221 | 125 | 1 |
| | Ag | 0.25 | 0.396 | 114 | 0 | -48 | 24 | 63 | 9 | 0.354 | -32 | 20 | 6 | 52 | 107 | 364 | 1 |

## West Fork

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Minzone** | Cu | 0.15 | 0.268 | 90 | 0 | 34 | 37 | 24 | 13 | 0.582 | 27 | 43 | -30 | 82 | 24 | 140 | 1 |
| | Au | 0.35 | 0.187 | 90 | 0 | 34 | 23 | 23 | 22 | 0.463 | 14 | -18 | 5 | 193 | 56 | 32 | 1 |
| | Ag | 0.2 | 0.185 | 90 | 0 | 34 | 6 | 90 | 84 | 0.615 | 9 | -19 | 59 | 150 | 23 | 50 | 1 |
| **Opulent** | Cu | 0.01 | 0.32 | 0 | 0 | 60 | 16 | 6 | 28 | 0.67 | 40 | -24 | -13 | 67 | 150 | 154 | 1 |
| | Au | 0.2 | 0.276 | 0 | 0 | 60 | 33 | 11 | 7 | 0.524 | 31 | -26 | 12 | 41 | 170 | 106 | 1 |
| | Ag | 0.01 | 0.476 | 0 | 0 | 60 | 28 | 4 | 9 | 0.514 | 41 | -20 | 17 | 22 | 150 | 117 | 1 |
| **Outside** | Cu | 0.1 | 0.626 | 90 | 0 | 34 | 32 | 24 | 12 | 0.274 | 5 | 3 | -18 | 142 | 115 | 170 | 1 |
| | Au | 0.2 | 0.708 | 90 | 0 | 34 | 29 | 16 | 14 | 0.092 | 4 | 19 | -26 | 150 | 72 | 150 | 1 |
| | Ag | 0.2 | 0.741 | 90 | 0 | 34 | 13 | 13 | 15 | 0.059 | 71 | 77 | -45 | 125 | 139 | 125 | 1 |

## North Gold Lens

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Volcanics** | Cu | 0.05 | 0.536 | 33 | 0 | 40 | 47 | 54 | 38 | 0.414 | -61 | -19 | 15 | 199 | 175 | 121 | 1 |
| | Au | 0.11 | 0.433 | 33 | 0 | 40 | 62 | 51 | 26 | 0.457 | -24 | 26 | 19 | 161 | 150 | 129 | 1 |
| | Ag | 0.01 | 0.636 | 33 | 0 | 40 | 31 | 62 | 473 | 0.354 | -106 | 1 | 6 | 150 | 150 | 172 | 1 |
| **Intrusives** | Cu | 0.1 | 0.529 | 33 | 0 | 40 | 48 | 16 | 97 | 0.371 | -90 | 34 | -55 | 177 | 150 | 150 | 1 |
| | Au | 0.1 | 0.489 | 33 | 0 | 40 | 9 | 31 | 46 | 0.411 | 4 | -6 | -34 | 150 | 91 | 150 | 1 |
| | Ag | 0.01 | 0.428 | 33 | 0 | 40 | 49 | 18 | 11 | 0.562 | -95 | 31 | -44 | 150 | 150 | 150 | 1 |

**Central Replacement Zone**

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Volcanics** | Cu | 0.05 | 0.573 | 33 | -22 | 22 | 76 | 158 | 41 | 0.377 | 39 | 14 | -17 | 150 | 104 | 150 | 1 |
| | Au | 0.05 | 0.573 | 33 | -22 | 22 | 58 | 35 | 47 | 0.377 | 27 | -15 | -18 | 150 | 95 | 150 | 1 |
| | Ag | 0.01 | 0.421 | 33 | -22 | 22 | 41 | 51 | 40 | 0.569 | -30 | 0 | -1 | 141 | 239 | 150 | 1 |
| **Intrusives** | Cu | 0.02 | 0.733 | 33 | -22 | 22 | 29 | 49 | 30 | 0.247 | 9 | -11 | -10 | 136 | 200 | 150 | 1 |
| | Au | 0.1 | 0.69 | 33 | -22 | 22 | 28 | 35 | 41 | 0.21 | -26 | -2 | -4 | 123 | 147 | 150 | 1 |
| | Ag | 0.02 | 0.73 | 33 | -22 | 22 | 31 | 48 | 40 | 0.25 | 18 | -12 | -15 | 107 | 309 | 150 | 1 |

**South Gold Lens**

| | | Nugget | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Sill Differential | Z | X' | Y" | Y (m) | X (m) | Z (m) | Nug check |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Volcanics** | Cu | 0.1 | 0.236 | 33 | 0 | 60 | 93 | 27 | 56 | 0.664 | -48 | -14 | 34 | 64 | 146 | 200 | 1 |
| | Au | 0.1 | 0.518 | 33 | 0 | 60 | 16 | 27 | 18 | 0.382 | -92 | -14 | -31 | 144 | 205 | 200 | 1 |
| | Ag | 0.04 | 0.4 | 33 | 0 | 60 | 75 | 27 | 38 | 0.56 | -38 | -11 | 52 | 82 | 191 | 200 | 1 |
| **Intrusives** | Cu | 0.01 | 0.644 | 33 | 0 | 60 | 63 | 24 | 66 | 0.346 | 26 | -28 | 8 | 175 | 74 | 175 | 1 |
| | Au | 0.01 | 0.728 | 33 | 0 | 60 | 50 | 16 | 32 | 0.262 | 38 | 22 | -50 | 125 | 131 | 175 | 1 |
| | Ag | 0.01 | 0.648 | 33 | 0 | 60 | 70 | 23 | 48 | 0.342 | 54 | 92 | -35 | 150 | 106 | 150 | 1 |

# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 7 – Kriging Plans

# Middle Creek Estimation Plan

**Estimation Run Cu**

**Pass 1**

| | | Minzone | Outside Minzone |
|---|---|---|---|
| | RY (m) | 75 | 120 |
| | RX (m) | 75 | 120 |
| | RZ (m) | 20 | 30 |
| Z Left | 1st Rot (deg) | 82 | 82 |
| X Right | 2nd Rot (deg) | 0 | 0 |
| Y Left | 3rd Rot (deg) | 63 | 63 |

**Pass 2**

| | | | |
|---|---|---|---|
| | RY (m) | 120 | |
| | RX (m) | 120 | |
| | RZ (m) | 30 | |
| Z Left | 1st Rot (deg) | 82 | |
| X Right | 2nd Rot (deg) | 0 | |
| Y Left | 3rd Rot (deg) | 63 | |

**Pass 3**

| | | | |
|---|---|---|---|
| | RY (m) | 240 | |
| | RX (m) | 240 | |
| | RZ (m) | 60 | |
| Z Left | 1st Rot (deg) | 82 | |
| X Right | 2nd Rot (deg) | 0 | |
| Y Left | 3rd Rot (deg) | 63 | |

**Composite Selection**

| | | | |
|---|---|---|---|
| | Min | 5 | 5 |
| Cu | Max | 13 | 13 |
| | Max Per Hole | 3 | 3 |
| | Min | 5 | 5 |
| Au | Max | 10 | 10 |
| | Max Per Hole | 3 | 3 |
| | Min | 5 | 5 |
| Ag | Max | 13 | 13 |
| | Max Per Hole | 3 | 3 |
| | | | |
| | Minzone Code | MC | not MC |

**Outlier Restriction**

| | | | |
|---|---|---|---|
| | Threshold %Cu | none | 0.25 |
| | Distance (m) | | 50 x 50 x 50 |
| | Threshold Au g/t | none | 0.25 |
| | Distance (m) | | 50 x 50 x 50 |
| | Threshold Ag g/t | none | 5 |
| | Distance (m) | | 50 x 50 x 50 |

# Southwest Zone Estimation Plan

**Estimation Run**

| **Pass 1** | | **Minzone** | **Low Grade Shell** | **Outside Minzone** |
|---|---|---|---|---|
| | RY (m) | 75 | 75 | 120 |
| | RX (m) | 75 | 75 | 120 |
| | RZ (m) | 20 | 20 | 30 |
| Z Left | 1st Rot (deg) | 114 | 114 | 114 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | -48 | -48 | -48 |
| **Pass 2** | | | | |
| | RY (m) | 120 | 120 | |
| | RX (m) | 120 | 120 | |
| | RZ (m) | 30 | 30 | |
| Z Left | 1st Rot (deg) | 114 | 114 | |
| X Right | 2nd Rot (deg) | 0 | 0 | |
| Y Left | 3rd Rot (deg) | -48 | -48 | |
| **Pass 3** | | | | |
| | RY (m) | 240 | 240 | |
| | RX (m) | 240 | 240 | |
| | RZ (m) | 60 | 60 | |
| Z Left | 1st Rot (deg) | 114 | 114 | |
| X Right | 2nd Rot (deg) | 0 | 0 | |
| Y Left | 3rd Rot (deg) | -48 | -48 | |
| **Composite Selection** | | | | |
| Cu | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Au | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Ag | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| | Minzone Code | SWZ | not SWZ within triangulation SW_SUBORE.00t | not SWZ |
| **Outlier Restriction** | | | | |
| | Threshold %Cu | none | none | 0.5 |
| | Distance (m) | | | 50 x 50 x 50 |
| | Threshold Au g/t | none | none | 2 |
| | Distance (m) | | | 50 x 50 x 50 |
| | Threshold Ag g/t | none | none | 10 |
| | Distance (m) | | | 50 x 50 x 50 |

# North Junction Estimation Plan

**Estimation Run**

**Pass 1**

| | | Minzone | Outside Minzone |
|---|---|---|---|
| | RY (m) | 75 | 120 |
| | RX (m) | 75 | 120 |
| | RZ (m) | 20 | 30 |
| Z Left | 1st Rot (deg) | 34 | 34 |
| X Right | 2nd Rot (deg) | 0 | 0 |
| Y Left | 3rd Rot (deg) | 48 | 48 |

**Pass 2**

| | | | |
|---|---|---|---|
| | RY (m) | 120 | |
| | RX (m) | 120 | |
| | RZ (m) | 30 | |
| Z Left | 1st Rot (deg) | 34 | |
| X Right | 2nd Rot (deg) | 0 | |
| Y Left | 3rd Rot (deg) | 48 | |

**Pass 3**

| | | | |
|---|---|---|---|
| | RY (m) | 240 | |
| | RX (m) | 240 | |
| | RZ (m) | 60 | |
| Z Left | 1st Rot (deg) | 34 | |
| X Right | 2nd Rot (deg) | 0 | |
| Y Left | 3rd Rot (deg) | 48 | |

**Composite Selection**

| | | | |
|---|---|---|---|
| Cu | Min | 5 | 5 |
| | Max | 13 | 13 |
| | Max Per Hole | 3 | 3 |
| Au | Min | 5 | 5 |
| | Max | 10 | 13 |
| | Max Per Hole | 3 | 3 |
| Ag | Min | 5 | 5 |
| | Max | 13 | 13 |
| | Max Per Hole | 3 | 3 |
| | Minzone Code | NJ | not NJ |

**Outlier Restriction**

| | | |
|---|---|---|
| Threshold %Cu | none | 0.25 |
| Distance (m) | | 50 x 50 x 50 |
| Threshold Au g/t | none | 0.25 |
| Distance (m) | | 50 x 50 x 50 |
| Threshold Ag g/t | 30 | 5 |
| Distance (m) | 50 x 50 x 25 | 50 x 50 x 50 |

## Junction Estimation Plan

**Estimation Run**

**Pass 1**

| | | Minzone | Outside Minzone |
|---|---|---|---|
| | RY (m) | 75 | 120 |
| | RX (m) | 75 | 120 |
| | RZ (m) | 20 | 30 |
| Z Left | 1st Rot (deg) | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 |
| Y Left | 3rd Rot (deg) | 57 | 57 |

**Pass 2**

| | | | |
|---|---|---|---|
| | RY (m) | 120 | |
| | RX (m) | 120 | |
| | RZ (m) | 30 | |
| Z Left | 1st Rot (deg) | 33 | |
| X Right | 2nd Rot (deg) | 0 | |
| Y Left | 3rd Rot (deg) | 57 | |

**Pass 3**

| | | | |
|---|---|---|---|
| | RY (m) | 240 | |
| | RX (m) | 240 | |
| | RZ (m) | 60 | |
| Z Left | 1st Rot (deg) | 33 | |
| X Right | 2nd Rot (deg) | 0 | |
| Y Left | 3rd Rot (deg) | 57 | |

**Composite Selection**

| | | | |
|---|---|---|---|
| Cu | Min | 5 | 5 |
| | Max | 11 | 13 |
| | Max Per Hole | 3 | 3 |
| Au | Min | 5 | 5 |
| | Max | 13 | 13 |
| | Max Per Hole | 3 | 3 |
| Ag | Min | 5 | 5 |
| | Max | 11 | 13 |
| | Max Per Hole | 3 | 3 |
| | Minzone Code | JUNC | not JUNC |

**Outlier Restriction**

| | | | |
|---|---|---|---|
| | Threshold %Cu | none | 0.25 |
| | Distance (m) | | 50 x 50 x 50 |
| | Threshold Au g/t | none | 0.25 |
| | Distance (m) | | 50 x 50 x 50 |
| | Threshold Ag g/t | none | 5 |
| | Distance (m) | | 50 x 50 x 50 |

# West Fork Estimation Plan

**Estimation Run**

| **Pass 1** | | **Minzone** | **Opulent** | **Outside Minzone** |
|---|---|---|---|---|
| | RY (m) | 75 | 75 | 120 |
| | RX (m) | 75 | 75 | 120 |
| | RZ (m) | 20 | 20 | 30 |
| Z Left | 1st Rot (deg) | 90 | 0 | 90 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 34 | 60 | 34 |
| **Pass 2** | | | | |
| | RY (m) | 120 | 120 | |
| | RX (m) | 120 | 120 | |
| | RZ (m) | 30 | 30 | |
| Z Left | 1st Rot (deg) | 90 | 0 | |
| X Right | 2nd Rot (deg) | 0 | 0 | |
| Y Left | 3rd Rot (deg) | 34 | 60 | |
| **Pass 3** | | | | |
| | RY (m) | 240 | 240 | |
| | RX (m) | 240 | 240 | |
| | RZ (m) | 60 | 60 | |
| Z Left | 1st Rot (deg) | 90 | 0 | |
| X Right | 2nd Rot (deg) | 0 | 0 | |
| Y Left | 3rd Rot (deg) | 34 | 60 | |

**Composite Selection**

| | | | | |
|---|---|---|---|---|
| Cu | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Au | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Ag | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| | Minzone Code | WF | OP, UOP | exclude WF, OP, UOP, D1 |

**Outlier Restriction**

| | | | |
|---|---|---|---|
| Threshold %Cu | none | 10 | 0.25 |
| Distance (m) | | 20 x 20 x 20 | 50 x 50 x 50 |
| Threshold Au g/t | none | none | 1 |
| Distance (m) | | | 50 x 50 x 50 |
| Threshold Ag g/t | none | 15 | 10 |
| Distance (m) | | 20 x 20 x 20 | 50 x 50 x 50 |

# Central Replacement Zone Estimation Plan

**Estimation Run**

**Pass 1**

| | | Volcanic Group | Mineralized Intrusive | Intrusive Group |
|---|---|---|---|---|
| | RY (m) | 75 | 75 | 75 |
| | RX (m) | 75 | 75 | 75 |
| | RZ (m) | 30 | 30 | 30 |
| Z Left | 1st Rot (deg) | 30 | 30 | 30 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 30 | 30 | 30 |

**Pass 2**

| | | | | |
|---|---|---|---|---|
| | RY (m) | 120 | 120 | 120 |
| | RX (m) | 120 | 120 | 120 |
| | RZ (m) | 45 | 45 | 45 |
| Z Left | 1st Rot (deg) | 30 | 30 | 30 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 30 | 30 | 30 |

**Pass 3**

| | | | | |
|---|---|---|---|---|
| | RY (m) | 240 | 240 | 240 |
| | RX (m) | 240 | 240 | 240 |
| | RZ (m) | 60 | 60 | 60 |
| Z Left | 1st Rot (deg) | 30 | 30 | 30 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 30 | 30 | 30 |

**Composite Selection**

| | | | | |
|---|---|---|---|---|
| Cu | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Au | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Ag | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| | Litho Code | 210, 220, 230 | 362, 340, 210, 220, 230 | 500, 350, 380, 372 |
| | Fault Contact | hw, fw | none | none |

**Outlier Restriction**

| | | | | |
|---|---|---|---|---|
| | Threshold %Cu | none | none | none |
| | Distance (m) | | | |
| | Threshold Au g/t | none | none | none |
| | Distance (m) | | | |
| | Threshold Ag g/t | none | none | none |
| | Distance (m) | | | |

# North Gold Lens Estimation Plan

**Estimation Run**

**Pass 1**

|  |  | Volcanic Group | Mineralized Intrusive | Intrusive Group |
|---|---|---|---|---|
|  | RY (m) | 75 | 75 | 75 |
|  | RX (m) | 75 | 75 | 75 |
|  | RZ (m) | 30 | 30 | 30 |
| Z Left | 1st Rot (deg) | 33 | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 40 | 40 | 40 |

**Pass 2**

|  |  |  |  |  |
|---|---|---|---|---|
|  | RY (m) | 120 | 120 | 120 |
|  | RX (m) | 120 | 120 | 120 |
|  | RZ (m) | 45 | 45 | 45 |
| Z Left | 1st Rot (deg) | 33 | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 40 | 40 | 40 |

**Pass 3**

|  |  |  |  |  |
|---|---|---|---|---|
|  | RY (m) | 240 | 240 | 240 |
|  | RX (m) | 240 | 240 | 240 |
|  | RZ (m) | 60 | 60 | 60 |
| Z Left | 1st Rot (deg) | 33 | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 40 | 40 | 40 |

**Composite Selection**

| | | | | |
|---|---|---|---|---|
| **Cu** | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| **Au** | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| **Ag** | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| | | | | |
| | Litho Code | 210, 220, 230 | 362, 340, 210, 220, 230 | 500, 350, 380, 372 |
| | Fault Contact | hw, fw | none | none |

**Outlier Restriction**

| | | | | |
|---|---|---|---|---|
| | Threshold %Cu Distance (m) | none | none | none |
| | Threshold Au g/t Distance (m) | none | none | none |
| | Threshold Ag g/t Distance (m) | none | none | none |

# South Gold Lens Estimation Plan

**Estimation Run**

| **Pass 1** | | **Volcanic Group** | **Mineralized Intrusive** | **Intrusive Group** |
|---|---|---|---|---|
| | RY (m) | 75 | 75 | 75 |
| | RX (m) | 75 | 75 | 75 |
| | RZ (m) | 30 | 30 | 30 |
| Z Left | 1st Rot (deg) | 33 | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 60 | 60 | 60 |

| **Pass 2** | | | | |
|---|---|---|---|---|
| | RY (m) | 120 | 120 | 120 |
| | RX (m) | 120 | 120 | 120 |
| | RZ (m) | 45 | 45 | 45 |
| Z Left | 1st Rot (deg) | 33 | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 60 | 60 | 60 |

| **Pass 3** | | | | |
|---|---|---|---|---|
| | RY (m) | 240 | 240 | 240 |
| | RX (m) | 240 | 240 | 240 |
| | RZ (m) | 60 | 60 | 60 |
| Z Left | 1st Rot (deg) | 33 | 33 | 33 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 60 | 60 | 60 |

**Composite Selection**

| | | | | |
|---|---|---|---|---|
| Cu | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Au | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Ag | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| | Litho Code | 210, 220, 230 | 362, 340, 210, 220, 230 | 500, 350, 380, 372 |
| | Fault Contact | none | none | none |

**Outlier Restriction**

| | | | | |
|---|---|---|---|---|
| | Threshold %Cu | none | none | none |
| | Distance (m) | | | |
| | Threshold Au g/t | none | none | none |
| | Distance (m) | | | |
| | Threshold Ag g/t | none | none | none |
| | Distance (m) | | | |

# Bountiful Estimation Plan

**Estimation Run**

| | | Volcanic Group | Mineralized Intrusive | Intrusive Group |
|---|---|---|---|---|
| **Pass 1** | | | | |
| | RY (m) | 75 | 75 | 75 |
| | RX (m) | 75 | 75 | 75 |
| | RZ (m) | 30 | 30 | 30 |
| Z Left | 1st Rot (deg) | 30 | 30 | 30 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 30 | 30 | 30 |
| **Pass 2** | | | | |
| | RY (m) | 120 | 120 | 120 |
| | RX (m) | 120 | 120 | 120 |
| | RZ (m) | 45 | 45 | 45 |
| Z Left | 1st Rot (deg) | 30 | 30 | 30 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 30 | 30 | 30 |
| **Pass 3** | | | | |
| | RY (m) | 240 | 240 | 240 |
| | RX (m) | 240 | 240 | 240 |
| | RZ (m) | 60 | 60 | 60 |
| Z Left | 1st Rot (deg) | 30 | 30 | 30 |
| X Right | 2nd Rot (deg) | 0 | 0 | 0 |
| Y Left | 3rd Rot (deg) | 30 | 30 | 30 |
| **Composite Selection** | | | | |
| Cu | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Au | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| Ag | Min | 5 | 5 | 5 |
| | Max | 13 | 13 | 13 |
| | Max Per Hole | 3 | 3 | 3 |
| | Litho Code | 210, 220, 230 | 362, 340, 210, 220, 230 | 500, 350, 380, 372 |
| | Fault Contact | none | none | none |
| **Outlier Restriction** | | | | |
| | Threshold %Cu | none | 0.5 | none |
| | Distance (m) | | 50 x 50 x 50 | |
| | Threshold Au g/t | none | 0.5 | none |
| | Distance (m) | | 50 x 50 x 50 | |
| | Threshold Ag g/t | none | 2.5 | none |
| | Distance (m) | | 50 x 50 x 50 | |

# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 8 – Swath Plots

# Copper Swaths Bountiful Volcanic



Swath Plot Cu Grades Passes 1+2 Bountiful
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 Bountiful
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 Bountiful
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

# Gold Swaths Bountiful Volcanic



Swath Plot Au Grades Passes 1+2 Bountiful
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au




Swath Plot Au Grades Passes 1+2 Bountiful
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au




Swath Plot Au Grades Passes 1+2 Bountiful
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au




Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au




Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au




Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

# Silver Swaths Bountiful Volcanic



Swath Plot Ag Grades Passes 1+2 Bountiful
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag




Swath Plot Ag Grades Passes 1+2 Bountiful
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag




Swath Plot Ag Grades Passes 1+2 Bountiful
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag




Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag




Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag




Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

# Copper Swaths CRZ Volcanic















**Gold Swaths CRZ Volcanic**



# Silver Swaths CRZ Volcanic

Swath Plot Ag Grades Passes 1+2 Central Zone
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Central Zone
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Central Zone
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

# Copper Swaths CRZ Intrusive



## Gold Swaths CRZ Intrusive



Swath Plot Au Grades Passes 1+2 Central Zone
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 Central Zone
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 Central Zone
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

## Silver Swaths CRZ Intrusive



Swath Plot Ag Grades Passes 1+2 Central Zone
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Central Zone
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Central Zone
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

## Copper Swaths Junction Minzone



Swath Plot Cu Grades Passes 1+2 Junction Minzone
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 Junction Minzone
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 Junction Minzone
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

## Gold Swaths Junction Minzone



Swath Plot Au Grades Passes 1+2 Junction Minzone
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 Junction Minzone
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 Junction Minzone
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

## Silver Swaths Junction Minzone



Swath Plot Ag Grades Passes 1+2 Junction Minzone
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Junction Minzone
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Junction Minzone
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

# Copper Swaths Middle Creek Minzone



Swath Plot Cu Grades Passes 1+2 Middle Creek Minzone
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 Middle Creek Minzone
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 Middle Creek Minzone
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

**Gold Swaths Middle Creek Minzone**



# Silver Swaths Middle Creek Minzone



Swath Plot Ag Grades Passes 1+2 Middle Creek Minzone
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Middle Creek Minzone
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 Middle Creek Minzone
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

# Copper Swaths NGL Volcanic



# Gold Swaths NGL Volcanic



Swath Plot Au Grades Passes 1+2 NGL
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 NGL
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 NGL
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

## Silver Swaths NGL Volcanic



Swath Plot Ag Grades Passes 1+2 NGL
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 NGL
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 NGL
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

## Copper Swaths NGL Intrusive



Swath Plot Cu Grades Passes 1+2 NGL
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 NGL
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 NGL
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

## Gold Swaths NGL Intrusive



Swath Plot Au Grades Passes 1+2 NGL
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 NGL
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 NGL
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au



Silver Swaths NGL Intrusive

# Copper Swaths North Junction Minzone



# Gold Swaths North Junction Minzone



# Silver Swaths North Junction Minzone













**Copper Swaths SGL Volcanic**













## Copper Swaths SGL Volcanic



Swath Plot Cu Grades Passes 1+2 SGL
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 SGL
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 SGL
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

**Silver Swaths SGL Volcanic**



**Swath Plot Ag Grades Passes 1+2 SGL**



**Swath Plot Ag Grades Passes 1+2 SGL**



**Swath Plot Ag Grades Passes 1+2 SGL**



**Swath Plot Ag No. Blocks/Comps Pass 1+2**



**Swath Plot Ag No. Blocks/Comps Pass 1+2**



**Swath Plot Ag No. Blocks/Comps Pass 1+2**

# Copper Swaths SGL Intrusive



### Swath Plot Cu Grades Passes 1+2 SGL



### Swath Plot Cu Grades Passes 1+2 SGL



### Swath Plot Cu Grades Passes 1+2 SGL



### Swath Plot Cu No. Blocks/Comps Pass 1+2



### Swath Plot Cu No. Blocks/Comps Pass 1+2



### Swath Plot Cu No. Blocks/Comps Pass 1+2

## Gold Swaths SGL Intrusive


Swath Plot Au Grades Passes 1+2 SGL
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au


Swath Plot Au Grades Passes 1+2 SGL
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au


Swath Plot Au Grades Passes 1+2 SGL
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au


Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au


Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au


Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

**Silver Swaths SGL Intrusive**













**Copper Swaths SWZ Minzone**





# Gold Swaths SWZ Minzone

Swath Plot Au Grades Passes 1+2 SWZ Minzone
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 SWZ Minzone
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 SWZ Minzone
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

## Silver Swaths SWZ Minzone



Swath Plot Ag Grades Passes 1+2 SWZ Minzone
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 SWZ Minzone
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 SWZ Minzone
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

# Copper Swaths SWZ Low Grade Zone



Swath Plot Cu Grades Passes 1+2 SWZ LG Zone
% Cu
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 SWZ LG Zone
% Cu
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu Grades Passes 1+2 SWZ LG Zone
% Cu
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Cu

Swath Plot Cu No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Cu

## Gold Swaths SWZ Low Grade Zone



Swath Plot Au Grades Passes 1+2 SWZ LG Zone
Au g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 SWZ LG Zone
Au g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au Grades Passes 1+2 SWZ LG Zone
Au g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Au

Swath Plot Au No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Au

# Silver Swaths SWZ Low Grade Zone



Swath Plot Ag Grades Passes 1+2 SWZ LG Zone
Ag g/t
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 SWZ LG Zone
Ag g/t
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 SWZ LG Zone
Ag g/t
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag



Copper Swaths West Fork Minzone

# Gold Swaths West Fork Minzone



## Silver Swaths West Fork Minzone



Swath Plot Ag Grades Passes 1+2 West Fork Minzone
Ag g/t
0 0.5 1 1.5 2 2.5 3 3.5 4 4.5
49750 50250 50750 51250
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 West Fork Minzone
Ag g/t
0 1 2 3 4 5 6 7 8 9 10
32320 32520 32720 32920 33120 33320 33520
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag Grades Passes 1+2 West Fork Minzone
Ag g/t
0 2 4 6 8 10 12 14 16
240 340 440 540 640 740 840 940
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
0 100 200 300 400 500 600 700 800 900
49750 50250 50750 51250
Easting
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
0 100 200 300 400 500 600 700 800 900
32320 32520 32720 32920 33120 33320 33520
Northing
Kriged Model
5 m Composites
Nearest Neighbor Ag

Swath Plot Ag No. Blocks/Comps Pass 1+2
No. Blocks/Composites
0 100 200 300 400 500 600 700 800
240 340 440 540 640 740 840 940
Elevation
Kriged Model
5 m Composites
Nearest Neighbor Ag

# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 9 – Histograms

## Cu Bountiful Block NN Estimate Volcanic (High Confidence Blocks)



| | |
|---|---|
| N | 2882 |
| m | 0.302 |
| $\sigma^2$ | 0.128 |
| $\sigma/m$ | 1.186 |
| min | 0.001 |
| $q_{0.25}$ | 0.057 |
| $q_{0.50}$ | 0.160 |
| $q_{0.75}$ | 0.431 |
| max | 2.050 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Bountiful Block NN Estimate Volcanic (High Confidence Blocks)



## Au Bountiful Block NN Estimate Volcanic (High Confidence Blocks)



| N | 2882 |
|---|---|
| m | 0.103 |
| $\sigma^2$ | 0.014 |
| $\sigma/m$ | 1.135 |
| min | 0.000 |
| $q_{0.25}$ | 0.019 |
| $q_{0.50}$ | 0.046 |
| $q_{0.75}$ | 0.144 |
| max | 0.738 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Bountiful Block NN Estimate Volcanic (High Confidence Blocks)



## Ag Bountiful Block NN Estimate Volcanic (High Confidence Blocks)



| N | 2590 |
|---|---|
| m | 3.13 |
| $\sigma^2$ | 12.94 |
| $\sigma/m$ | 1.15 |
| min | 0.00 |
| $q_{0.25}$ | 0.40 |
| $q_{0.50}$ | 1.72 |
| $q_{0.75}$ | 4.24 |
| max | 17.66 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag Bountiful Block NN Estimate Volcanic (High Confidence Blocks)



## Cu Bountiful Block NN Estimate Intrusive (High Confidence Blocks)



| N | 247 |
|---|---|
| m | 0.053 |
| $\sigma^2$ | 0.004 |
| $\sigma/m$ | 1.168 |
| min | 0.001 |
| $q_{0.25}$ | 0.022 |
| $q_{0.50}$ | 0.040 |
| $q_{0.75}$ | 0.050 |
| max | 0.329 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Bountiful Block NN Estimate Intrusive (High Confidence Blocks)



# Au Bountiful Block NN Estimate Intrusive (High Confidence Blocks)



| N | 247 |
|---|---|
| m | 0.048 |
| $\sigma^2$ | 0.006 |
| $\sigma/m$ | 1.579 |
| min | 0.000 |
| $q_{0.25}$ | 0.014 |
| $q_{0.50}$ | 0.025 |
| $q_{0.75}$ | 0.032 |
| max | 0.300 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au Bountiful Block NN Estimate Intrusive (High Confidence Blocks)



## Ag Bountiful Block NN Estimate Intrusive (High Confidence Blocks)



| N | 137 |
|---|---|
| m | 1.53 |
| $\sigma^2$ | 3.26 |
| $\sigma/m$ | 1.18 |
| min | 0.00 |
| $q_{0.25}$ | 0.00 |
| $q_{0.50}$ | 1.26 |
| $q_{0.75}$ | 2.06 |
| max | 5.49 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag Bountiful Block NN Estimate Intrusive (High Confidence Blocks)



# Cu Bountiful Block NN Estimate Dilutant (High Confidence Blocks)



| N | 511 |
|---|---|
| m | 0.093 |
| $\sigma^2$ | 0.013 |
| $\sigma/m$ | 1.238 |
| min | 0.001 |
| $q_{0.25}$ | 0.013 |
| $q_{0.50}$ | 0.082 |
| $q_{0.75}$ | 0.141 |
| max | 1.932 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Bountiful Block NN Estimate Dilutant (High Confidence Blocks)





Au Bountiful Block NN Estimate Dilutant (High Confidence Blocks)

| N | 511 |
|---|---|
| m | 0.042 |
| $\sigma^2$ | 0.003 |
| $\sigma/m$ | 1.232 |
| min | 0.000 |
| $q_{0.25}$ | 0.012 |
| $q_{0.50}$ | 0.024 |
| $q_{0.75}$ | 0.044 |
| max | 0.404 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450



Au Bountiful Block NN Estimate Dilutant (High Confidence Blocks)

## Ag Bountiful Block NN Estimate Dilutant (High Confidence Blocks)



| N | 468 |
|---|---|
| m | 0.82 |
| $\sigma^2$ | 1.34 |
| $\sigma/m$ | 1.41 |
| min | 0.00 |
| $q_{0.25}$ | 0.14 |
| $q_{0.50}$ | 0.42 |
| $q_{0.75}$ | 1.37 |
| max | 16.72 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag Bountiful Block NN Estimate Dilutant (High Confidence Blocks)



## Cu Bountiful Block Estimate Volcanic (High Confidence Blocks)



| N | 2882 |
|---|---|
| m | 0.305 |
| $\sigma^2$ | 0.056 |
| $\sigma/m$ | 0.773 |
| min | 0.007 |
| $q_{0.25}$ | 0.130 |
| $q_{0.50}$ | 0.253 |
| $q_{0.75}$ | 0.424 |
| max | 1.556 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Bountiful Block Estimate Volcanic (High Confidence Blocks)



## Au Bountiful Block Estimate Volcanic (High Confidence Blocks)



| N | 2882 |
|---|---|
| m | 0.101 |
| $\sigma^2$ | 0.005 |
| $\sigma/m$ | 0.678 |
| min | 0.008 |
| $q_{0.25}$ | 0.043 |
| $q_{0.50}$ | 0.088 |
| $q_{0.75}$ | 0.149 |
| max | 0.375 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Bountiful Block Estimate Volcanic (High Confidence Blocks)



## Ag Bountiful Block Estimate Volcanic (High Confidence Blocks)



| N | 2590 |
|---|---|
| m | 3.19 |
| $\sigma^2$ | 5.39 |
| $\sigma/m$ | 0.73 |
| min | 0.06 |
| $q_{0.25}$ | 1.24 |
| $q_{0.50}$ | 2.78 |
| $q_{0.75}$ | 4.62 |
| max | 13.22 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag Bountiful Block Estimate Volcanic (High Confidence Blocks)



# Cu Bountiful Block Estimate Intrusive (High Confidence Blocks)



| N | 247 |
|---|---|
| m | 0.050 |
| $\sigma^2$ | 0.001 |
| $\sigma/m$ | 0.592 |
| min | 0.005 |
| $q_{0.25}$ | 0.025 |
| $q_{0.50}$ | 0.047 |
| $q_{0.75}$ | 0.064 |
| max | 0.149 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Bountiful Block Estimate Intrusive (High Confidence Blocks)



# Au Bountiful Block Estimate Intrusive (High Confidence Blocks)



| | |
|---|---|
| N | 247 |
| m | 0.039 |
| $\sigma^2$ | 0.001 |
| $\sigma/m$ | 0.903 |
| min | 0.007 |
| $q_{0.25}$ | 0.021 |
| $q_{0.50}$ | 0.028 |
| $q_{0.75}$ | 0.037 |
| max | 0.194 |

Class width = 0.050
The last class contains
all values ≥ 2.450

# Au Bountiful Block Estimate Intrusive (High Confidence Blocks)



## Ag Bountiful Block Estimate Intrusive (High Confidence Blocks)



| N | 137 |
|---|---|
| m | 1.43 |
| $\sigma^2$ | 0.46 |
| $\sigma/m$ | 0.47 |
| min | 0.03 |
| $q_{0.25}$ | 1.04 |
| $q_{0.50}$ | 1.21 |
| $q_{0.75}$ | 1.66 |
| max | 3.67 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag Bountiful Block Estimate Intrusive (High Confidence Blocks)



## Cu Bountiful Block Estimate Dilutant (High Confidence Blocks)



| N | 511 |
|---|---|
| m | 0.101 |
| $\sigma^2$ | 0.005 |
| $\sigma/m$ | 0.691 |
| min | 0.007 |
| $q_{0.25}$ | 0.043 |
| $q_{0.50}$ | 0.107 |
| $q_{0.75}$ | 0.140 |
| max | 0.767 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Bountiful Block Estimate Dilutant (High Confidence Blocks)



# Au Bountiful Block Estimate Dilutant (High Confidence Blocks)



| N | 511 |
|---|---|
| m | 0.048 |
| $\sigma^2$ | 0.001 |
| $\sigma/m$ | 0.729 |
| min | 0.010 |
| $q_{0.25}$ | 0.020 |
| $q_{0.50}$ | 0.037 |
| $q_{0.75}$ | 0.057 |
| max | 0.169 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au Bountiful Block Estimate Dilutant (High Confidence Blocks)



## Ag Bountiful Block Estimate Dilutant (High Confidence Blocks)



| N | 468 |
|---|---|
| m | 0.90 |
| $\sigma^2$ | 0.28 |
| $\sigma/m$ | 0.59 |
| min | 0.13 |
| $q_{0.25}$ | 0.61 |
| $q_{0.50}$ | 0.83 |
| $q_{0.75}$ | 1.10 |
| max | 6.86 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag Bountiful Block Estimate Dilutant (High Confidence Blocks)



## Cu CRZ Block NN Estimate Volcanic (High Confidence Blocks)



| N | 11991 |
|---|---|
| m | 0.392 |
| $\sigma^2$ | 0.260 |
| $\sigma/m$ | 1.299 |
| min | 0.001 |
| $q_{0.25}$ | 0.057 |
| $q_{0.50}$ | 0.202 |
| $q_{0.75}$ | 0.526 |
| max | 4.698 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu CRZ Block NN Estimate Volcanic (High Confidence Blocks)



## Au CRZ Block NN Estimate Volcanic (High Confidence Blocks)



| N | 11907 |
|---|---|
| m | 0.114 |
| $\sigma^2$ | 0.034 |
| $\sigma/m$ | 1.619 |
| min | 0.000 |
| $q_{0.25}$ | 0.021 |
| $q_{0.50}$ | 0.052 |
| $q_{0.75}$ | 0.140 |
| max | 3.000 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au CRZ Block NN Estimate Volcanic (High Confidence Blocks)



## Ag CRZ Block NN Estimate Volcanic (High Confidence Blocks)



| N | 10831 |
|---|---|
| m | 5.15 |
| $\sigma^2$ | 26.54 |
| $\sigma/m$ | 1.00 |
| min | 0.00 |
| $q_{0.25}$ | 0.86 |
| $q_{0.50}$ | 3.50 |
| $q_{0.75}$ | 8.23 |
| max | 29.43 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag CRZ Block NN Estimate Volcanic (High Confidence Blocks)



## Cu CRZ Block NN Estimate Intrusive (High Confidence Blocks)



| N | 4877 |
|---|---|
| m | 0.126 |
| $\sigma^2$ | 0.099 |
| $\sigma/m$ | 2.492 |
| min | 0.001 |
| $q_{0.25}$ | 0.007 |
| $q_{0.50}$ | 0.028 |
| $q_{0.75}$ | 0.079 |
| max | 3.938 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu CRZ Block NN Estimate Intrusive (High Confidence Blocks)



# Au CRZ Block NN Estimate Intrusive (High Confidence Blocks)



| N | 4872 |
|---|---|
| m | 0.054 |
| $\sigma^2$ | 0.010 |
| $\sigma/m$ | 1.819 |
| min | 0.000 |
| $q_{0.25}$ | 0.007 |
| $q_{0.50}$ | 0.018 |
| $q_{0.75}$ | 0.044 |
| max | 1.207 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au CRZ Block NN Estimate Intrusive (High Confidence Blocks)



## Ag CRZ Block NN Estimate Intrusive (High Confidence Blocks)



| N | 4653 |
|---|---|
| m | 1.87 |
| $\sigma^2$ | 13.55 |
| $\sigma/m$ | 1.97 |
| min | 0.00 |
| $q_{0.25}$ | 0.00 |
| $q_{0.50}$ | 0.15 |
| $q_{0.75}$ | 1.51 |
| max | 26.06 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag CRZ Block NN Estimate Intrusive (High Confidence Blocks)



# Cu CRZ Block NN Estimate Dilutant (High Confidence Blocks)



| N | 121 |
|---|---|
| m | 0.509 |
| $\sigma^2$ | 0.331 |
| $\sigma/m$ | 1.131 |
| min | 0.033 |
| $q_{0.25}$ | 0.139 |
| $q_{0.50}$ | 0.272 |
| $q_{0.75}$ | 0.715 |
| max | 3.211 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu CRZ Block NN Estimate Dilutant (High Confidence Blocks)



## Au CRZ Block NN Estimate Dilutant (High Confidence Blocks)



| N | 121 |
|---|---|
| m | 0.108 |
| $\sigma^2$ | 0.025 |
| $\sigma/m$ | 1.450 |
| min | 0.010 |
| $q_{0.25}$ | 0.039 |
| $q_{0.50}$ | 0.052 |
| $q_{0.75}$ | 0.120 |
| max | 1.255 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au CRZ Block NN Estimate Dilutant (High Confidence Blocks)



## Ag CRZ Block NN Estimate Dilutant (High Confidence Blocks)



| N | 96 |
|---|---|
| m | 5.22 |
| $\sigma^2$ | 17.73 |
| $\sigma/m$ | 0.81 |
| min | 0.03 |
| $q_{0.25}$ | 2.09 |
| $q_{0.50}$ | 4.46 |
| $q_{0.75}$ | 6.51 |
| max | 18.16 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag CRZ Block NN Estimate Dilutant (High Confidence Blocks)



# Cu CRZ Block Estimate Volcanic (High Confidence Blocks)



| N | 11991 |
|---|---|
| m | 0.400 |
| $\sigma^2$ | 0.156 |
| $\sigma/m$ | 0.987 |
| min | 0.000 |
| $q_{0.25}$ | 0.128 |
| $q_{0.50}$ | 0.288 |
| $q_{0.75}$ | 0.541 |
| max | 3.636 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu CRZ Block Estimate Volcanic (High Confidence Blocks)



## Au CRZ Block Estimate Volcanic (High Confidence Blocks)



| N | 11907 |
|---|---|
| m | 0.117 |
| $\sigma^2$ | 0.016 |
| $\sigma/m$ | 1.077 |
| min | 0.004 |
| $q_{0.25}$ | 0.039 |
| $q_{0.50}$ | 0.081 |
| $q_{0.75}$ | 0.150 |
| max | 1.737 |

Class width = 0.050
The last class contains
all values ≥ 2.450

## Au CRZ Block Estimate Volcanic (High Confidence Blocks)



# Ag CRZ Block Estimate Volcanic (High Confidence Blocks)



| | |
|---|---|
| N | 10831 |
| m | 5.25 |
| $\sigma^2$ | 14.31 |
| $\sigma/m$ | 0.72 |
| min | 0.00 |
| $q_{0.25}$ | 2.10 |
| $q_{0.50}$ | 4.62 |
| $q_{0.75}$ | 7.74 |
| max | 24.54 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag CRZ Block Estimate Volcanic (High Confidence Blocks)



## Cu CRZ Block Estimate Intrusive (High Confidence Blocks)



| N | 4877 |
|---|---|
| m | 0.131 |
| $\sigma^2$ | 0.044 |
| $\sigma/m$ | 1.602 |
| min | 0.001 |
| $q_{0.25}$ | 0.026 |
| $q_{0.50}$ | 0.056 |
| $q_{0.75}$ | 0.137 |
| max | 2.530 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu CRZ Block Estimate Intrusive (High Confidence Blocks)



## Au CRZ Block Estimate Intrusive (High Confidence Blocks)



| N | 4872 |
|---|---|
| m | 0.055 |
| $\sigma^2$ | 0.003 |
| $\sigma/m$ | 1.030 |
| min | 0.000 |
| $q_{0.25}$ | 0.017 |
| $q_{0.50}$ | 0.033 |
| $q_{0.75}$ | 0.074 |
| max | 0.610 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au CRZ Block Estimate Intrusive (High Confidence Blocks)



## Ag CRZ Block Estimate Intrusive (High Confidence Blocks)



| N | 4653 |
|---|---|
| m | 1.90 |
| $\sigma^2$ | 5.65 |
| $\sigma/m$ | 1.25 |
| min | 0.00 |
| $q_{0.25}$ | 0.29 |
| $q_{0.50}$ | 0.91 |
| $q_{0.75}$ | 2.67 |
| max | 15.92 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag CRZ Block Estimate Intrusive (High Confidence Blocks)



## Cu CRZ Block Estimate Dilutant (High Confidence Blocks)



| N | 121 |
|---|---|
| m | 0.434 |
| $\sigma^2$ | 0.155 |
| $\sigma/m$ | 0.905 |
| min | 0.071 |
| $q_{0.25}$ | 0.178 |
| $q_{0.50}$ | 0.251 |
| $q_{0.75}$ | 0.571 |
| max | 1.654 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu CRZ Block Estimate Dilutant (High Confidence Blocks)



## Au CRZ Block Estimate Dilutant (High Confidence Blocks)



| N | 121 |
|---|---|
| m | 0.092 |
| $\sigma^2$ | 0.005 |
| $\sigma/m$ | 0.763 |
| min | 0.021 |
| $q_{0.25}$ | 0.040 |
| $q_{0.50}$ | 0.063 |
| $q_{0.75}$ | 0.123 |
| max | 0.368 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au CRZ Block Estimate Dilutant (High Confidence Blocks)



# Ag CRZ Block Estimate Dilutant (High Confidence Blocks)



| N | 96 |
|---|---|
| m | 5.06 |
| $\sigma^2$ | 11.70 |
| $\sigma/m$ | 0.68 |
| min | 0.98 |
| $q_{0.25}$ | 2.45 |
| $q_{0.50}$ | 3.86 |
| $q_{0.75}$ | 6.89 |
| max | 13.98 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag CRZ Block Estimate Dilutant (High Confidence Blocks)



## Cu Junction Block NN Estimate Outside (High Confidence Blocks)



Frequency (Percent)
Cu%
0.000
0.625
1.250
1.875
2.500
N 1468
m 0.090
σ² 0.005
σ/m 0.766
min 0.005
q0.25 0.044
q0.50 0.075
q0.75 0.118
max 0.650
Class width = 0.050
The last class contains
all values ≥ 2.450


## Cu Junction Block NN Estimate Outside (High Confidence Blocks)



Cu%
100
10
1.0
0.10
0.010
0.0010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

# Au Junction Block NN Estimate Outside (High Confidence Blocks)



| N | 1319 |
|---|---|
| m | 0.041 |
| $\sigma^2$ | 0.002 |
| $\sigma/m$ | 1.040 |
| min | 0.000 |
| $q_{0.25}$ | 0.018 |
| $q_{0.50}$ | 0.030 |
| $q_{0.75}$ | 0.038 |
| max | 0.340 |

Class width = 0.050
The last class contains
all values ≥ 2.450

# Au Junction Block NN Estimate Outside (High Confidence Blocks)



## Ag Junction Block NN Estimate Outside (High Confidence Blocks)



| | |
|---|---|
| N | 1213 |
| m | 0.68 |
| $\sigma^2$ | 0.99 |
| $\sigma/m$ | 1.46 |
| min | 0.00 |
| $q_{0.25}$ | 0.03 |
| $q_{0.50}$ | 0.03 |
| $q_{0.75}$ | 1.24 |
| max | 4.00 |

Class width = 0.10
The last class contains
all values $\geq$ 4.90

## Ag Junction Block NN Estimate Outside (High Confidence Blocks)



## Cu Junction Block Estimate Outside (High Confidence Blocks)



| N | 1468 |
| --- | --- |
| m | 0.086 |
| $\sigma^2$ | 0.001 |
| $\sigma/m$ | 0.444 |
| min | 0.017 |
| $q_{0.25}$ | 0.061 |
| $q_{0.50}$ | 0.078 |
| $q_{0.75}$ | 0.104 |
| max | 0.287 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Junction Block Estimate Outside (High Confidence Blocks)



# Au Junction Block Estimate Outside (High Confidence Blocks)



| N | 1319 |
|---|---|
| m | 0.040 |
| $\sigma^2$ | 0.001 |
| $\sigma/m$ | 0.688 |
| min | 0.009 |
| $q_{0.25}$ | 0.024 |
| $q_{0.50}$ | 0.031 |
| $q_{0.75}$ | 0.045 |
| max | 0.149 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au Junction Block Estimate Outside (High Confidence Blocks)



# Ag Junction Block Estimate Outside (High Confidence Blocks)



| N | 1213 |
|---|---|
| m | 0.71 |
| $\sigma^2$ | 0.37 |
| $\sigma/m$ | 0.85 |
| min | 0.02 |
| $q_{0.25}$ | 0.25 |
| $q_{0.50}$ | 0.60 |
| $q_{0.75}$ | 1.03 |
| max | 2.86 |

Class width = 0.10
The last class contains
all values $\geq$ 4.90

# Ag Junction Block Estimate Outside (High Confidence Blocks)







## Au Junction Block NN Estimate (High Confidence Blocks)



| N | 906 |
|---|---|
| m | 0.157 |
| $\sigma^2$ | 0.019 |
| $\sigma/m$ | 0.878 |
| min | 0.000 |
| $q_{0.25}$ | 0.037 |
| $q_{0.50}$ | 0.127 |
| $q_{0.75}$ | 0.220 |
| max | 0.690 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Junction Block NN Estimate (High Confidence Blocks)



## Ag Junction Block NN Estimate (High Confidence Blocks)



| N | 805 |
|---|---|
| m | 2.06 |
| $\sigma^2$ | 4.38 |
| $\sigma/m$ | 1.02 |
| min | 0.00 |
| $q_{0.25}$ | 0.03 |
| $q_{0.50}$ | 2.28 |
| $q_{0.75}$ | 3.43 |
| max | 8.00 |

Class width = 0.10
The last class contains
all values $\geq$ 4.90

## Ag Junction Block NN Estimate (High Confidence Blocks)



## Cu Junction Block Estimate (High Confidence Blocks)



| N | 906 |
|---|---|
| m | 0.474 |
| $\sigma^2$ | 0.069 |
| $\sigma/m$ | 0.554 |
| min | 0.123 |
| $q_{0.25}$ | 0.291 |
| $q_{0.50}$ | 0.403 |
| $q_{0.75}$ | 0.583 |
| max | 1.903 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Junction Block Estimate (High Confidence Blocks)



# Au Junction Block Estimate (High Confidence Blocks)



| N | 906 |
|---|---|
| m | 0.154 |
| $\sigma^2$ | 0.005 |
| $\sigma/m$ | 0.471 |
| min | 0.023 |
| $q_{0.25}$ | 0.102 |
| $q_{0.50}$ | 0.140 |
| $q_{0.75}$ | 0.190 |
| max | 0.502 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au Junction Block Estimate (High Confidence Blocks)



# Ag Junction Block Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 805 |
| m | 2.00 |
| $\sigma^2$ | 1.72 |
| $\sigma/m$ | 0.65 |
| min | 0.01 |
| $q_{0.25}$ | 1.09 |
| $q_{0.50}$ | 1.76 |
| $q_{0.75}$ | 2.73 |
| max | 8.00 |

Class width = 0.10
The last class contains
all values $\geq$ 4.90

# Ag Junction Block Estimate (High Confidence Blocks)



# Cu Middle Creek Block NN Estimate Outside (High Confidence Blocks)



| N | 1899 |
|---|---|
| m | 0.080 |
| $\sigma^2$ | 0.005 |
| $\sigma/m$ | 0.894 |
| min | 0.008 |
| $q_{0.25}$ | 0.040 |
| $q_{0.50}$ | 0.064 |
| $q_{0.75}$ | 0.098 |
| max | 0.870 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Middle Creek Block NN Estimate Outside (High Confidence Blocks)



## Au Middle Creek Block NN Estimate Outside (High Confidence Blocks)



| N | 1815 |
|---|---|
| m | 0.072 |
| $\sigma^2$ | 0.010 |
| $\sigma/m$ | 1.420 |
| min | 0.002 |
| $q_{0.25}$ | 0.026 |
| $q_{0.50}$ | 0.040 |
| $q_{0.75}$ | 0.078 |
| max | 1.120 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Middle Creek Block NN Estimate Outside (High Confidence Blocks)



## Ag Middle Creek Block NN Estimate Outside (High Confidence Blocks)



| N | 1899 |
|---|---|
| m | 0.82 |
| $\sigma^2$ | 0.66 |
| $\sigma/m$ | 1.00 |
| min | 0.03 |
| $q_{0.25}$ | 0.30 |
| $q_{0.50}$ | 0.58 |
| $q_{0.75}$ | 1.02 |
| max | 6.42 |

Class width = 0.10
The last class contains
all values ≥ 4.90

## Ag Middle Creek Block NN Estimate Outside (High Confidence Blocks)



# Cu Middle Creek Block Estimate Outside (High Confidence Blocks)



| N | 1899 |
|---|---|
| m | 0.079 |
| $\sigma^2$ | 0.001 |
| $\sigma/m$ | 0.364 |
| min | 0.020 |
| $q_{0.25}$ | 0.058 |
| $q_{0.50}$ | 0.079 |
| $q_{0.75}$ | 0.094 |
| max | 0.300 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Middle Creek Block Estimate Outside (High Confidence Blocks)



# Au Middle Creek Block Estimate Outside (High Confidence Blocks)



| N | 1815 |
|---|---|
| m | 0.066 |
| $\sigma^2$ | 0.002 |
| $\sigma/m$ | 0.594 |
| min | 0.011 |
| $q_{0.25}$ | 0.042 |
| $q_{0.50}$ | 0.057 |
| $q_{0.75}$ | 0.079 |
| max | 0.383 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au Middle Creek Block Estimate Outside (High Confidence Blocks)



## Ag Middle Creek Block Estimate Outside (High Confidence Blocks)



| N | 1899 |
|---|---|
| m | 0.83 |
| $\sigma^2$ | 0.14 |
| $\sigma/m$ | 0.45 |
| min | 0.11 |
| $q_{0.25}$ | 0.58 |
| $q_{0.50}$ | 0.75 |
| $q_{0.75}$ | 1.04 |
| max | 2.47 |

Class width = 0.10
The last class contains
all values $\geq$ 4.90

## Ag Middle Creek Block Estimate Outside (High Confidence Blocks)



## Cu Middle Creek Block NN Estimate (High Confidence Blocks)



| N | 540 |
|---|---|
| m | 0.314 |
| $\sigma^2$ | 0.158 |
| $\sigma/m$ | 1.262 |
| min | 0.014 |
| $q_{0.25}$ | 0.095 |
| $q_{0.50}$ | 0.166 |
| $q_{0.75}$ | 0.344 |
| max | 2.276 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Middle Creek Block NN Estimate (High Confidence Blocks)



## Au Middle Creek Block NN Estimate (High Confidence Blocks)



| N | 540 |
|---|---|
| m | 0.419 |
| $\sigma^2$ | 0.812 |
| $\sigma/m$ | 2.149 |
| min | 0.010 |
| $q_{0.25}$ | 0.050 |
| $q_{0.50}$ | 0.120 |
| $q_{0.75}$ | 0.370 |
| max | 6.222 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Middle Creek Block NN Estimate (High Confidence Blocks)



# Ag Middle Creek Block NN Estimate (High Confidence Blocks)



| N | 540 |
|---|---|
| m | 1.95 |
| $\sigma^2$ | 8.33 |
| $\sigma/m$ | 1.48 |
| min | 0.03 |
| $q_{0.25}$ | 0.36 |
| $q_{0.50}$ | 1.24 |
| $q_{0.75}$ | 2.20 |
| max | 20.00 |

Class width = 0.10
The last class contains
all values $\geq$ 4.90

# Ag Middle Creek Block NN Estimate (High Confidence Blocks)



# Cu Middle Creek Block Estimate (High Confidence Blocks)



| N | 540 |
|---|---|
| m | 0.321 |
| $\sigma^2$ | 0.044 |
| $\sigma/m$ | 0.651 |
| min | 0.060 |
| $q_{0.25}$ | 0.161 |
| $q_{0.50}$ | 0.267 |
| $q_{0.75}$ | 0.410 |
| max | 1.441 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Middle Creek Block Estimate (High Confidence Blocks)




Au Middle Creek Block Estimate (High Confidence Blocks)
Frequency (Percent)
40
35
30
25
20
15
10
5
0
0.000
0.625
1.250
1.875
2.500
Au g/t
N 540
m 0.413
σ2 0.212
σ/m 1.114
min 0.023
q0.25 0.123
q0.50 0.247
q0.75 0.527
max 3.184
Class width = 0.050
The last class contains
all values ≥ 2.450


Au Middle Creek Block Estimate (High Confidence Blocks)
Au g/t
100
10
1.0
0.10
0.010
0.0010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

## Ag Middle Creek Block Estimate (High Confidence Blocks)



| N | 540 |
|---|---|
| m | 1.90 |
| $\sigma^2$ | 2.20 |
| $\sigma/m$ | 0.78 |
| min | 0.15 |
| $q_{0.25}$ | 0.97 |
| $q_{0.50}$ | 1.42 |
| $q_{0.75}$ | 2.17 |
| max | 8.56 |

Class width = 0.10
The last class contains
all values ≥ 4.90

## Ag Middle Creek Block Estimate (High Confidence Blocks)



# Cu NGL Block NN Estimate Volcanic (High Confidence Blocks)



| N | 18881 |
|---|---|
| m | 0.319 |
| $\sigma^2$ | 0.177 |
| $\sigma/m$ | 1.319 |
| min | 0.001 |
| $q_{0.25}$ | 0.060 |
| $q_{0.50}$ | 0.147 |
| $q_{0.75}$ | 0.398 |
| max | 4.282 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu NGL Block NN Estimate Volcanic (High Confidence Blocks)



## Au NGL Block NN Estimate Volcanic (High Confidence Blocks)



| N | 18724 |
|---|---|
| m | 0.226 |
| $\sigma^2$ | 0.324 |
| $\sigma/m$ | 2.519 |
| min | 0.000 |
| $q_{0.25}$ | 0.030 |
| $q_{0.50}$ | 0.076 |
| $q_{0.75}$ | 0.185 |
| max | 8.368 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au NGL Block NN Estimate Volcanic (High Confidence Blocks)



# Ag NGL Block NN Estimate Volcanic (High Confidence Blocks)



| N | 16442 |
|---|---|
| m | 3.61 |
| $\sigma^2$ | 16.01 |
| $\sigma/m$ | 1.11 |
| min | 0.00 |
| $q_{0.25}$ | 0.60 |
| $q_{0.50}$ | 2.10 |
| $q_{0.75}$ | 5.52 |
| max | 33.88 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag NGL Block NN Estimate Volcanic (High Confidence Blocks)



## Cu NGL Block Estimate Volcanic (High Confidence Blocks)



| N | 18881 |
|---|---|
| m | 0.325 |
| $\sigma^2$ | 0.090 |
| $\sigma/m$ | 0.925 |
| min | 0.010 |
| $q_{0.25}$ | 0.112 |
| $q_{0.50}$ | 0.217 |
| $q_{0.75}$ | 0.442 |
| max | 3.100 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu NGL Block Estimate Volcanic (High Confidence Blocks)



## Au NGL Block Estimate Volcanic (High Confidence Blocks)



| | |
|---|---|
| N | 18724 |
| m | 0.225 |
| $\sigma^2$ | 0.137 |
| $\sigma/m$ | 1.644 |
| min | 0.003 |
| $q_{0.25}$ | 0.060 |
| $q_{0.50}$ | 0.114 |
| $q_{0.75}$ | 0.219 |
| max | 6.240 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au NGL Block Estimate Volcanic (High Confidence Blocks)



# Ag NGL Block Estimate Volcanic (High Confidence Blocks)



| N | 16442 |
|---|---|
| m | 3.69 |
| $\sigma^2$ | 8.37 |
| $\sigma/m$ | 0.78 |
| min | 0.00 |
| $q_{0.25}$ | 1.30 |
| $q_{0.50}$ | 3.04 |
| $q_{0.75}$ | 5.47 |
| max | 25.67 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag NGL Block Estimate Volcanic (High Confidence Blocks)



# Cu NGL Block NN Estimate Intrusive (High Confidence Blocks)



| N | 2603 |
|---|---|
| m | 0.124 |
| $\sigma^2$ | 0.058 |
| $\sigma/m$ | 1.939 |
| min | 0.001 |
| $q_{0.25}$ | 0.027 |
| $q_{0.50}$ | 0.049 |
| $q_{0.75}$ | 0.102 |
| max | 2.708 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu NGL Block NN Estimate Intrusive (High Confidence Blocks)



# Au NGL Block NN Estimate Intrusive (High Confidence Blocks)



| N | 2592 |
|---|---|
| m | 0.125 |
| $\sigma^2$ | 0.342 |
| $\sigma/m$ | 4.667 |
| min | 0.000 |
| $q_{0.25}$ | 0.019 |
| $q_{0.50}$ | 0.032 |
| $q_{0.75}$ | 0.078 |
| max | 17.908 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au NGL Block NN Estimate Intrusive (High Confidence Blocks)



## Ag NGL Block NN Estimate Intrusive (High Confidence Blocks)



| N | 2437 |
|---|---|
| m | 1.35 |
| $\sigma^2$ | 5.61 |
| $\sigma/m$ | 1.76 |
| min | 0.00 |
| $q_{0.25}$ | 0.21 |
| $q_{0.50}$ | 0.51 |
| $q_{0.75}$ | 1.17 |
| max | 16.78 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag NGL Block NN Estimate Intrusive (High Confidence Blocks)



# Cu NGL Block Estimate Intrusive (High Confidence Blocks)



| N | 2603 |
|---|---|
| m | 0.134 |
| $\sigma^2$ | 0.030 |
| $\sigma/m$ | 1.285 |
| min | 0.002 |
| $q_{0.25}$ | 0.042 |
| $q_{0.50}$ | 0.067 |
| $q_{0.75}$ | 0.149 |
| max | 1.610 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu NGL Block Estimate Intrusive (High Confidence Blocks)



# Au NGL Block Estimate Intrusive (High Confidence Blocks)



| N | 2592 |
|---|---|
| m | 0.128 |
| $\sigma^2$ | 0.128 |
| $\sigma/m$ | 2.787 |
| min | 0.000 |
| $q_{0.25}$ | 0.033 |
| $q_{0.50}$ | 0.057 |
| $q_{0.75}$ | 0.102 |
| max | 7.534 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au NGL Block Estimate Intrusive (High Confidence Blocks)



# Ag NGL Block Estimate Intrusive (High Confidence Blocks)



| N | 2437 |
|---|---|
| m | 1.41 |
| $\sigma^2$ | 2.76 |
| $\sigma/m$ | 1.18 |
| min | 0.00 |
| $q_{0.25}$ | 0.46 |
| $q_{0.50}$ | 0.70 |
| $q_{0.75}$ | 1.70 |
| max | 9.23 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag NGL Block Estimate Intrusive (High Confidence Blocks)



## Cu N. Junction Block NN Estimate Outside



| | |
|---|---|
| N | 4166 |
| m | 0.069 |
| $\sigma^2$ | 0.009 |
| $\sigma/m$ | 1.384 |
| min | 0.000 |
| $q_{0.25}$ | 0.016 |
| $q_{0.50}$ | 0.047 |
| $q_{0.75}$ | 0.085 |
| max | 1.200 |

Class width = 0.100
The last class contains
all values ≥ 4.900

## Cu N. Junction Block NN Estimate Outside



## Au N. Junction Block NN Estimate Outside



| N | 3608 |
|---|---|
| m | 0.057 |
| $\sigma^2$ | 0.011 |
| $\sigma/m$ | 1.793 |
| min | 0.000 |
| $q_{0.25}$ | 0.010 |
| $q_{0.50}$ | 0.026 |
| $q_{0.75}$ | 0.059 |
| max | 1.920 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au N. Junction Block NN Estimate Outside



# Ag N. Junction Block NN Estimate Outside



| N | 3480 |
|---|---|
| m | 0.69 |
| $\sigma^2$ | 1.10 |
| $\sigma/m$ | 1.51 |
| min | 0.00 |
| $q_{0.25}$ | 0.03 |
| $q_{0.50}$ | 0.24 |
| $q_{0.75}$ | 0.99 |
| max | 9.00 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

# Ag N. Junction Block NN Estimate Outside



## Cu N. Junction Zone Block Estimate Outside



| N | 4166 |
|---|---|
| m | 0.067 |
| $\sigma^2$ | 0.002 |
| $\sigma/m$ | 0.657 |
| min | 0.003 |
| $q_{0.25}$ | 0.037 |
| $q_{0.50}$ | 0.060 |
| $q_{0.75}$ | 0.087 |
| max | 0.410 |

Class width = 0.100
The last class contains
all values $\geq$ 4.900

## Cu N. Junction Zone Block Estimate Outside



# Au N. Junction Block Estimate Outside



| N | 3608 |
|---|---|
| m | 0.055 |
| $\sigma^2$ | 0.003 |
| $\sigma/m$ | 0.957 |
| min | 0.000 |
| $q_{0.25}$ | 0.023 |
| $q_{0.50}$ | 0.042 |
| $q_{0.75}$ | 0.070 |
| max | 0.571 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au N. Junction Block Estimate Outside





## Ag N. Junction Block Estimate Outside

| | |
|---|---|
| N | 3480 |
| m | 0.67 |
| $\sigma^2$ | 0.37 |
| $\sigma/m$ | 0.92 |
| min | 0.00 |
| $q_{0.25}$ | 0.21 |
| $q_{0.50}$ | 0.48 |
| $q_{0.75}$ | 1.00 |
| max | 5.16 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00



## Ag N. Junction Block Estimate Outside

# Cu N. Junction Zone Block NN Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 1537 |
| m | 0.779 |
| $\sigma^2$ | 0.982 |
| $\sigma/m$ | 1.272 |
| min | 0.000 |
| $q_{0.25}$ | 0.124 |
| $q_{0.50}$ | 0.363 |
| $q_{0.75}$ | 0.978 |
| max | 6.610 |

Class width = 0.100
The last class contains
all values $\geq$ 4.900

# Cu N. Junction Zone Block NN Estimate (High Confidence Blocks)



## Au N. Junction Block NN Estimate (High Confidence Blocks)



| N | 1308 |
|---|---|
| m | 0.474 |
| $\sigma^2$ | 0.702 |
| $\sigma/m$ | 1.768 |
| min | 0.000 |
| $q_{0.25}$ | 0.072 |
| $q_{0.50}$ | 0.245 |
| $q_{0.75}$ | 0.529 |
| max | 7.000 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au N. Junction Block NN Estimate (High Confidence Blocks)



# Ag N. Junction Block NN Estimate (High Confidence Blocks)



| N | 1112 |
|---|---|
| m | 6.81 |
| $\sigma^2$ | 80.90 |
| $\sigma/m$ | 1.32 |
| min | 0.00 |
| $q_{0.25}$ | 1.01 |
| $q_{0.50}$ | 3.57 |
| $q_{0.75}$ | 9.52 |
| max | 50.00 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

# Ag N. Junction Block NN Estimate (High Confidence Blocks)



## Cu N. Junction Zone Block Estimate (High Confidence Blocks)



| N | 1537 |
|---|---|
| m | 0.811 |
| $\sigma^2$ | 0.401 |
| $\sigma/m$ | 0.780 |
| min | 0.062 |
| $q_{0.25}$ | 0.369 |
| $q_{0.50}$ | 0.626 |
| $q_{0.75}$ | 1.099 |
| max | 4.026 |

Class width = 0.100
The last class contains
all values $\geq$ 4.900

## Cu N. Junction Zone Block Estimate (High Confidence Blocks)



# Au N. Junction Block Estimate (High Confidence Blocks)



| N | 1308 |
|---|---|
| m | 0.502 |
| $\sigma^2$ | 0.180 |
| $\sigma/m$ | 0.844 |
| min | 0.027 |
| $q_{0.25}$ | 0.231 |
| $q_{0.50}$ | 0.388 |
| $q_{0.75}$ | 0.640 |
| max | 4.562 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au N. Junction Block Estimate (High Confidence Blocks)



## Ag N. Junction Block Estimate (High Confidence Blocks)



| N | 1112 |
|---|---|
| m | 6.74 |
| $\sigma^2$ | 29.99 |
| $\sigma/m$ | 0.81 |
| min | 0.42 |
| $q_{0.25}$ | 2.62 |
| $q_{0.50}$ | 5.46 |
| $q_{0.75}$ | 9.13 |
| max | 35.78 |

Class width = 1.00
The last class contains
all values ≥ 49.00

## Ag N. Junction Block Estimate (High Confidence Blocks)



## Cu SGL Block NN Estimate Volcanic (High Confidence Blocks)



| N | 3674 |
|---|---|
| m | 0.420 |
| $\sigma^2$ | 0.459 |
| $\sigma/m$ | 1.613 |
| min | 0.001 |
| $q_{0.25}$ | 0.046 |
| $q_{0.50}$ | 0.120 |
| $q_{0.75}$ | 0.544 |
| max | 6.472 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu SGL Block NN Estimate Volcanic (High Confidence Blocks)



# Au SGL Block NN Estimate Volcanic (High Confidence Blocks)



| N | 3670 |
|---|---|
| m | 0.168 |
| $\sigma^2$ | 0.214 |
| $\sigma/m$ | 2.752 |
| min | 0.000 |
| $q_{0.25}$ | 0.026 |
| $q_{0.50}$ | 0.048 |
| $q_{0.75}$ | 0.148 |
| max | 6.980 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au SGL Block NN Estimate Volcanic (High Confidence Blocks)



## Ag SGL Block NN Estimate Volcanic (High Confidence Blocks)



| N | 3152 |
|---|---|
| m | 4.82 |
| $\sigma^2$ | 32.60 |
| $\sigma/m$ | 1.19 |
| min | 0.00 |
| $q_{0.25}$ | 0.33 |
| $q_{0.50}$ | 2.62 |
| $q_{0.75}$ | 7.61 |
| max | 30.00 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag SGL Block NN Estimate Volcanic (High Confidence Blocks)



## Cu SGL Block NN Estimate Intrusive (High Confidence Blocks)



| N | 2037 |
|---|---|
| m | 0.188 |
| $\sigma^2$ | 0.147 |
| $\sigma/m$ | 2.041 |
| min | 0.001 |
| $q_{0.25}$ | 0.037 |
| $q_{0.50}$ | 0.067 |
| $q_{0.75}$ | 0.177 |
| max | 3.000 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu SGL Block NN Estimate Intrusive (High Confidence Blocks)



## Au SGL Block NN Estimate Intrusive (High Confidence Blocks)



| N | 2036 |
|---|---|
| m | 0.187 |
| $\sigma^2$ | 0.131 |
| $\sigma/m$ | 1.935 |
| min | 0.000 |
| $q_{0.25}$ | 0.028 |
| $q_{0.50}$ | 0.050 |
| $q_{0.75}$ | 0.170 |
| max | 2.887 |

Class width = 0.050
The last class contains
all values ≥ 2.450

## Au SGL Block NN Estimate Intrusive (High Confidence Blocks)



# Ag SGL Block NN Estimate Intrusive (High Confidence Blocks)



| N | 1817 |
|---|---|
| m | 1.96 |
| $\sigma^2$ | 13.59 |
| $\sigma/m$ | 1.88 |
| min | 0.00 |
| $q_{0.25}$ | 0.16 |
| $q_{0.50}$ | 0.73 |
| $q_{0.75}$ | 2.00 |
| max | 31.82 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag SGL Block NN Estimate Intrusive (High Confidence Blocks)



## Cu SGL Block NN Estimate Dilutant (High Confidence Blocks)



| N | 1811 |
|---|---|
| m | 0.207 |
| $\sigma^2$ | 0.153 |
| $\sigma/m$ | 1.888 |
| min | 0.001 |
| $q_{0.25}$ | 0.026 |
| $q_{0.50}$ | 0.074 |
| $q_{0.75}$ | 0.197 |
| max | 3.748 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu SGL Block NN Estimate Dilutant (High Confidence Blocks)





Au SGL Block NN Estimate Dilutant (High Confidence Blocks)

| | |
|---|---|
| N | 1810 |
| m | 0.120 |
| $\sigma^2$ | 0.063 |
| $\sigma/m$ | 2.103 |
| min | 0.000 |
| $q_{0.25}$ | 0.020 |
| $q_{0.50}$ | 0.042 |
| $q_{0.75}$ | 0.098 |
| max | 3.011 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450



Au SGL Block NN Estimate Dilutant (High Confidence Blocks)

## Ag SGL Block NN Estimate Dilutant (High Confidence Blocks)



| N | 1764 |
|---|---|
| m | 2.09 |
| $\sigma^2$ | 10.13 |
| $\sigma/m$ | 1.52 |
| min | 0.00 |
| $q_{0.25}$ | 0.26 |
| $q_{0.50}$ | 0.90 |
| $q_{0.75}$ | 2.32 |
| max | 25.68 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag SGL Block NN Estimate Dilutant (High Confidence Blocks)



# Cu SGL Block Estimate Volcanic (High Confidence Blocks)



| | |
|---|---|
| N | 3674 |
| m | 0.429 |
| $\sigma^2$ | 0.279 |
| $\sigma/m$ | 1.231 |
| min | 0.006 |
| $q_{0.25}$ | 0.081 |
| $q_{0.50}$ | 0.234 |
| $q_{0.75}$ | 0.581 |
| max | 5.432 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu SGL Block Estimate Volcanic (High Confidence Blocks)



## Au SGL Block Estimate Volcanic (High Confidence Blocks)



| N | 3670 |
|---|---|
| m | 0.176 |
| $\sigma^2$ | 0.074 |
| $\sigma/m$ | 1.542 |
| min | 0.008 |
| $q_{0.25}$ | 0.048 |
| $q_{0.50}$ | 0.090 |
| $q_{0.75}$ | 0.183 |
| max | 3.266 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au SGL Block Estimate Volcanic (High Confidence Blocks)



# Ag SGL Block Estimate Volcanic (High Confidence Blocks)



| N | 3152 |
|---|---|
| m | 4.83 |
| $\sigma^2$ | 18.38 |
| $\sigma/m$ | 0.89 |
| min | 0.01 |
| $q_{0.25}$ | 1.29 |
| $q_{0.50}$ | 3.85 |
| $q_{0.75}$ | 7.22 |
| max | 29.07 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

# Ag SGL Block Estimate Volcanic (High Confidence Blocks)



# Cu SGL Block Estimate Intrusive (High Confidence Blocks)



| N | 2037 |
|---|---|
| m | 0.183 |
| $\sigma^2$ | 0.058 |
| $\sigma/m$ | 1.319 |
| min | 0.001 |
| $q_{0.25}$ | 0.050 |
| $q_{0.50}$ | 0.099 |
| $q_{0.75}$ | 0.222 |
| max | 2.298 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu SGL Block Estimate Intrusive (High Confidence Blocks)



## Au SGL Block Estimate Intrusive (High Confidence Blocks)



| N | 2036 |
|---|---|
| m | 0.170 |
| $\sigma^2$ | 0.040 |
| $\sigma/m$ | 1.178 |
| min | 0.000 |
| $q_{0.25}$ | 0.040 |
| $q_{0.50}$ | 0.086 |
| $q_{0.75}$ | 0.236 |
| max | 1.480 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au SGL Block Estimate Intrusive (High Confidence Blocks)



## Ag SGL Block Estimate Intrusive (High Confidence Blocks)



| N | 1817 |
|---|---|
| m | 1.91 |
| $\sigma^2$ | 5.26 |
| $\sigma/m$ | 1.20 |
| min | 0.00 |
| $q_{0.25}$ | 0.51 |
| $q_{0.50}$ | 1.15 |
| $q_{0.75}$ | 2.42 |
| max | 17.42 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag SGL Block Estimate Intrusive (High Confidence Blocks)



## Cu SGL Block Estimate Dilutant (High Confidence Blocks)



| N | 1811 |
|---|---|
| m | 0.213 |
| $\sigma^2$ | 0.094 |
| $\sigma/m$ | 1.440 |
| min | 0.002 |
| $q_{0.25}$ | 0.049 |
| $q_{0.50}$ | 0.100 |
| $q_{0.75}$ | 0.216 |
| max | 2.623 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu SGL Block Estimate Dilutant (High Confidence Blocks)



## Au SGL Block Estimate Dilutant (High Confidence Blocks)



| N | 1810 |
|---|---|
| m | 0.125 |
| $\sigma^2$ | 0.033 |
| $\sigma/m$ | 1.461 |
| min | 0.005 |
| $q_{0.25}$ | 0.037 |
| $q_{0.50}$ | 0.066 |
| $q_{0.75}$ | 0.144 |
| max | 3.568 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au SGL Block Estimate Dilutant (High Confidence Blocks)



## Ag SGL Block Estimate Dilutant (High Confidence Blocks)



| N | 1764 |
|---|---|
| m | 2.30 |
| $\sigma^2$ | 6.33 |
| $\sigma/m$ | 1.09 |
| min | 0.03 |
| $q_{0.25}$ | 0.68 |
| $q_{0.50}$ | 1.28 |
| $q_{0.75}$ | 2.90 |
| max | 16.18 |

Class width = 0.50
The last class contains
all values $\geq$ 24.50

## Ag SGL Block Estimate Dilutant (High Confidence Blocks)



## Cu Southwest Zone Block NN Estimate Outside (High Confidence Blocks)



| N | 5374 |
|---|---|
| m | 0.062 |
| $\sigma^2$ | 0.013 |
| $\sigma/m$ | 1.876 |
| min | 0.000 |
| $q_{0.25}$ | 0.010 |
| $q_{0.50}$ | 0.030 |
| $q_{0.75}$ | 0.068 |
| max | 1.800 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Southwest Zone Block NN Estimate Outside (High Confidence Blocks)



## Au Southwest Zone Block NN Estimate Outside (High Confidence Blocks)



| | |
|---|---|
| N | 5269 |
| m | 0.210 |
| $\sigma^2$ | 0.201 |
| $\sigma/m$ | 2.138 |
| min | 0.000 |
| $q_{0.25}$ | 0.030 |
| $q_{0.50}$ | 0.080 |
| $q_{0.75}$ | 0.207 |
| max | 6.982 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Southwest Zone Block NN Estimate Outside (High Confidence Blocks)



## Ag Southwest Zone Block NN Estimate Outside (High Confidence Blocks)



| N | 5230 |
|---|---|
| m | 1.26 |
| $\sigma^2$ | 3.57 |
| $\sigma/m$ | 1.50 |
| min | 0.00 |
| $q_{0.25}$ | 0.20 |
| $q_{0.50}$ | 0.68 |
| $q_{0.75}$ | 1.64 |
| max | 27.60 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag Southwest Zone Block NN Estimate Outside (High Confidence Blocks)



# Cu Southwest Zone Block Estimate Outside (High Confidence Blocks)



| N | 5374 |
|---|---|
| m | 0.058 |
| $\sigma^2$ | 0.004 |
| $\sigma/m$ | 1.057 |
| min | 0.001 |
| $q_{0.25}$ | 0.020 |
| $q_{0.50}$ | 0.040 |
| $q_{0.75}$ | 0.077 |
| max | 0.896 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Southwest Zone Block Estimate Outside (High Confidence Blocks)



## Au Southwest Zone Block Estimate Outside (High Confidence Blocks)



| N | 5269 |
|---|---|
| m | 0.194 |
| $\sigma^2$ | 0.044 |
| $\sigma/m$ | 1.083 |
| min | 0.001 |
| $q_{0.25}$ | 0.057 |
| $q_{0.50}$ | 0.134 |
| $q_{0.75}$ | 0.268 |
| max | 2.384 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Southwest Zone Block Estimate Outside (High Confidence Blocks)



# Ag Southwest Zone Block Estimate Outside (High Confidence Blocks)



| N | 5230 |
|---|---|
| m | 1.18 |
| $\sigma^2$ | 0.91 |
| $\sigma/m$ | 0.81 |
| min | 0.01 |
| $q_{0.25}$ | 0.55 |
| $q_{0.50}$ | 1.04 |
| $q_{0.75}$ | 1.55 |
| max | 11.06 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

# Ag Southwest Zone Block Estimate Outside (High Confidence Blocks)



## Cu Southwest Zone Block NN Estimate Subore (High Confidence Blocks)



| N | 6909 |
|---|---|
| m | 0.106 |
| $\sigma^2$ | 0.012 |
| $\sigma/m$ | 1.031 |
| min | 0.001 |
| $q_{0.25}$ | 0.038 |
| $q_{0.50}$ | 0.074 |
| $q_{0.75}$ | 0.132 |
| max | 0.921 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Southwest Zone Block NN Estimate Subore (High Confidence Blocks)



## Au Southwest Zone Block NN Estimate Subore (High Confidence Blocks)



| | |
|---|---|
| N | 6909 |
| m | 0.153 |
| $\sigma^2$ | 0.068 |
| $\sigma/m$ | 1.699 |
| min | 0.000 |
| $q_{0.25}$ | 0.040 |
| $q_{0.50}$ | 0.089 |
| $q_{0.75}$ | 0.170 |
| max | 4.656 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Southwest Zone Block NN Estimate Subore (High Confidence Blocks)



## Ag Southwest Zone Block NN Estimate Subore (High Confidence Blocks)



| N | 6909 |
|---|---|
| m | 1.03 |
| $\sigma^2$ | 1.90 |
| $\sigma/m$ | 1.34 |
| min | 0.00 |
| $q_{0.25}$ | 0.30 |
| $q_{0.50}$ | 0.68 |
| $q_{0.75}$ | 1.28 |
| max | 24.02 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag Southwest Zone Block NN Estimate Subore (High Confidence Blocks)



## Cu Southwest Zone Block Estimate Subore (High Confidence Blocks)



| N | 6909 |
|---|---|
| m | 0.106 |
| $\sigma^2$ | 0.005 |
| $\sigma/m$ | 0.678 |
| min | 0.009 |
| $q_{0.25}$ | 0.058 |
| $q_{0.50}$ | 0.088 |
| $q_{0.75}$ | 0.133 |
| max | 0.529 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Southwest Zone Block Estimate Subore (High Confidence Blocks)



## Au Southwest Zone Block Estimate Subore (High Confidence Blocks)



| | |
|---|---|
| N | 6909 |
| m | 0.155 |
| $\sigma^2$ | 0.019 |
| $\sigma/m$ | 0.876 |
| min | 0.013 |
| $q_{0.25}$ | 0.076 |
| $q_{0.50}$ | 0.119 |
| $q_{0.75}$ | 0.188 |
| max | 1.956 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Southwest Zone Block Estimate Subore (High Confidence Blocks)



## Ag Southwest Zone Block Estimate Subore (High Confidence Blocks)



| | |
|---|---|
| N | 6909 |
| m | 1.02 |
| $\sigma^2$ | 0.54 |
| $\sigma/m$ | 0.72 |
| min | 0.03 |
| $q_{0.25}$ | 0.47 |
| $q_{0.50}$ | 0.83 |
| $q_{0.75}$ | 1.42 |
| max | 5.91 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag Southwest Zone Block Estimate Subore (High Confidence Blocks)



## Cu Southwest Zone Block NN Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 3655 |
| m | 0.420 |
| $\sigma^2$ | 0.274 |
| $\sigma/m$ | 1.246 |
| min | 0.003 |
| $q_{0.25}$ | 0.096 |
| $q_{0.50}$ | 0.218 |
| $q_{0.75}$ | 0.511 |
| max | 4.150 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Southwest Zone Block NN Estimate (High Confidence Blocks)



# Au Southwest Zone Block NN Estimate (High Confidence Blocks)



| N | 3655 |
|---|---|
| m | 0.672 |
| $\sigma^2$ | 0.911 |
| $\sigma/m$ | 1.421 |
| min | 0.000 |
| $q_{0.25}$ | 0.144 |
| $q_{0.50}$ | 0.340 |
| $q_{0.75}$ | 0.802 |
| max | 10.000 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au Southwest Zone Block NN Estimate (High Confidence Blocks)



# Ag Southwest Zone Block NN Estimate (High Confidence Blocks)



| N | 3655 |
|---|---|
| m | 2.98 |
| $\sigma^2$ | 12.09 |
| $\sigma/m$ | 1.17 |
| min | 0.03 |
| $q_{0.25}$ | 0.87 |
| $q_{0.50}$ | 1.88 |
| $q_{0.75}$ | 3.86 |
| max | 36.90 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

# Ag Southwest Zone Block NN Estimate (High Confidence Blocks)



## Cu Southwest Zone Block Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 3655 |
| m | 0.417 |
| $\sigma^2$ | 0.118 |
| $\sigma/m$ | 0.824 |
| min | 0.026 |
| $q_{0.25}$ | 0.176 |
| $q_{0.50}$ | 0.299 |
| $q_{0.75}$ | 0.565 |
| max | 2.407 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Southwest Zone Block Estimate (High Confidence Blocks)



## Au Southwest Zone Block Estimate (High Confidence Blocks)


Frequency (Percent)
40
35
30
25
20
15
10
5
0
0.000
0.625
1.250
1.875
2.500
Au g/t

| | |
|---|---|
| N | 3655 |
| m | 0.689 |
| $\sigma^2$ | 0.320 |
| $\sigma$/m | 0.820 |
| min | 0.055 |
| $q_{0.25}$ | 0.311 |
| $q_{0.50}$ | 0.538 |
| $q_{0.75}$ | 0.866 |
| max | 4.968 |

Class width = 0.050
The last class contains
all values ≥ 2.450

## Au Southwest Zone Block Estimate (High Confidence Blocks)


100
10
1.0
0.10
0.010
0.0010
Au g/t
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

## Ag Southwest Zone Block Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 3655 |
| m | 3.01 |
| $\sigma^2$ | 4.72 |
| $\sigma/m$ | 0.72 |
| min | 0.22 |
| $q_{0.25}$ | 1.41 |
| $q_{0.50}$ | 2.54 |
| $q_{0.75}$ | 3.95 |
| max | 16.52 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag Southwest Zone Block Estimate (High Confidence Blocks)



## Cu West Fork Block NN Estimate Outside (High Confidence Blocks)



| N | 6638 |
|---|---|
| m | 0.051 |
| $\sigma^2$ | 0.006 |
| $\sigma/m$ | 1.540 |
| min | 0.001 |
| $q_{0.25}$ | 0.011 |
| $q_{0.50}$ | 0.029 |
| $q_{0.75}$ | 0.061 |
| max | 1.350 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu West Fork Block NN Estimate Outside (High Confidence Blocks)



## Au West Fork Block NN Estimate Outside (High Confidence Blocks)



| N | 6598 |
|---|---|
| m | 0.091 |
| $\sigma^2$ | 0.020 |
| $\sigma/m$ | 1.562 |
| min | 0.000 |
| $q_{0.25}$ | 0.023 |
| $q_{0.50}$ | 0.048 |
| $q_{0.75}$ | 0.102 |
| max | 2.249 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au West Fork Block NN Estimate Outside (High Confidence Blocks)





## Ag West Fork Block NN Estimate Outside (High Confidence Blocks)

| | |
|---|---|
| N | 6638 |
| m | 0.86 |
| $\sigma^2$ | 1.93 |
| $\sigma/m$ | 1.61 |
| min | 0.00 |
| $q_{0.25}$ | 0.26 |
| $q_{0.50}$ | 0.58 |
| $q_{0.75}$ | 0.98 |
| max | 22.50 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00



## Ag West Fork Block NN Estimate Outside (High Confidence Blocks)

## Cu West Fork Block Estimate Outside (High Confidence Blocks)



| N | 6638 |
|---|---|
| m | 0.049 |
| $\sigma^2$ | 0.002 |
| $\sigma/m$ | 0.832 |
| min | 0.003 |
| $q_{0.25}$ | 0.020 |
| $q_{0.50}$ | 0.040 |
| $q_{0.75}$ | 0.065 |
| max | 0.526 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu West Fork Block Estimate Outside (High Confidence Blocks)



# Au West Fork Block Estimate Outside (High Confidence Blocks)



| | |
|---|---|
| N | 6598 |
| m | 0.087 |
| $\sigma^2$ | 0.004 |
| $\sigma/m$ | 0.682 |
| min | 0.005 |
| $q_{0.25}$ | 0.047 |
| $q_{0.50}$ | 0.075 |
| $q_{0.75}$ | 0.115 |
| max | 0.947 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Au West Fork Block Estimate Outside (High Confidence Blocks)



## Ag West Fork Block Estimate Outside (High Confidence Blocks)



| N | 6638 |
|---|---|
| m | 0.82 |
| $\sigma^2$ | 0.28 |
| $\sigma/m$ | 0.64 |
| min | 0.03 |
| $q_{0.25}$ | 0.49 |
| $q_{0.50}$ | 0.69 |
| $q_{0.75}$ | 1.05 |
| max | 5.65 |

Class width = 1.00
The last class contains
all values ≥ 49.00

## Ag West Fork Block Estimate Outside (High Confidence Blocks)



# Cu West Fork Block NN Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 2727 |
| m | 0.399 |
| $\sigma^2$ | 0.204 |
| $\sigma/m$ | 1.133 |
| min | 0.002 |
| $q_{0.25}$ | 0.088 |
| $q_{0.50}$ | 0.213 |
| $q_{0.75}$ | 0.515 |
| max | 2.602 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu West Fork Block NN Estimate (High Confidence Blocks)



## Au West Fork Block NN Estimate (High Confidence Blocks)



| N | 2727 |
|---|---|
| m | 0.255 |
| $\sigma^2$ | 0.107 |
| $\sigma/m$ | 1.288 |
| min | 0.000 |
| $q_{0.25}$ | 0.062 |
| $q_{0.50}$ | 0.144 |
| $q_{0.75}$ | 0.278 |
| max | 2.840 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au West Fork Block NN Estimate (High Confidence Blocks)



## Ag West Fork Block NN Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 2727 |
| m | 3.58 |
| $\sigma^2$ | 33.00 |
| $\sigma/m$ | 1.60 |
| min | 0.03 |
| $q_{0.25}$ | 0.90 |
| $q_{0.50}$ | 1.52 |
| $q_{0.75}$ | 3.24 |
| max | 41.28 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag West Fork Block NN Estimate (High Confidence Blocks)



# Cu West Fork Block Estimate (High Confidence Blocks)



| N | 2727 |
|---|---|
| m | 0.389 |
| $\sigma^2$ | 0.060 |
| $\sigma/m$ | 0.630 |
| min | 0.021 |
| $q_{0.25}$ | 0.210 |
| $q_{0.50}$ | 0.334 |
| $q_{0.75}$ | 0.506 |
| max | 2.042 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu West Fork Block Estimate (High Confidence Blocks)



## Au West Fork Block Estimate (High Confidence Blocks)



| N | 2727 |
|---|---|
| m | 0.249 |
| $\sigma^2$ | 0.033 |
| $\sigma/m$ | 0.735 |
| min | 0.019 |
| $q_{0.25}$ | 0.131 |
| $q_{0.50}$ | 0.195 |
| $q_{0.75}$ | 0.301 |
| max | 1.805 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au West Fork Block Estimate (High Confidence Blocks)



# Ag West Fork Block Estimate (High Confidence Blocks)



| N | 2727 |
|---|---|
| m | 3.39 |
| $\sigma^2$ | 9.40 |
| $\sigma/m$ | 0.90 |
| min | 0.16 |
| $q_{0.25}$ | 1.64 |
| $q_{0.50}$ | 2.47 |
| $q_{0.75}$ | 3.99 |
| max | 29.20 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

# Ag West Fork Block Estimate (High Confidence Blocks)



# Cu Opulent Block NN Estimate (High Confidence Blocks)



| N | 91 |
|---|---|
| m | 0.594 |
| $\sigma^2$ | 0.729 |
| $\sigma/m$ | 1.438 |
| min | 0.001 |
| $q_{0.25}$ | 0.105 |
| $q_{0.50}$ | 0.308 |
| $q_{0.75}$ | 0.845 |
| max | 6.980 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

# Cu Opulent Block NN Estimate (High Confidence Blocks)



## Au Opulent Block NN Estimate (High Confidence Blocks)



Frequency (Percent)
40
35
30
25
20
15
10
5
0
0.000
0.625
1.250
1.875
2.500
Au g/t
N 91
m 0.530
σ2 0.617
σ/m 1.483
min 0.003
q0.25 0.103
q0.50 0.239
q0.75 0.690
max 6.076
Class width = 0.050
The last class contains
all values ≥ 2.450


## Au Opulent Block NN Estimate (High Confidence Blocks)



100
10
1.0
0.10
0.010
0.0010
Au g/t
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

## Ag Opulent Block NN Estimate (High Confidence Blocks)



| | |
|---|---|
| N | 91 |
| m | 2.93 |
| $\sigma^2$ | 12.03 |
| $\sigma/m$ | 1.18 |
| min | 0.03 |
| $q_{0.25}$ | 0.75 |
| $q_{0.50}$ | 1.80 |
| $q_{0.75}$ | 3.70 |
| max | 27.04 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag Opulent Block NN Estimate (High Confidence Blocks)



## Cu Opulent Block Estimate (High Confidence Blocks)



| N | 91 |
|------|-------|
| m | 0.615 |
| $\sigma^2$ | 0.396 |
| $\sigma/m$ | 1.023 |
| min | 0.077 |
| $q_{0.25}$ | 0.283 |
| $q_{0.50}$ | 0.422 |
| $q_{0.75}$ | 0.651 |
| max | 3.984 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Cu Opulent Block Estimate (High Confidence Blocks)



## Au Opulent Block Estimate (High Confidence Blocks)



| N | 91 |
|---|---|
| m | 0.526 |
| $\sigma^2$ | 0.206 |
| $\sigma/m$ | 0.862 |
| min | 0.090 |
| $q_{0.25}$ | 0.206 |
| $q_{0.50}$ | 0.390 |
| $q_{0.75}$ | 0.620 |
| max | 2.234 |

Class width = 0.050
The last class contains
all values $\geq$ 2.450

## Au Opulent Block Estimate (High Confidence Blocks)



## Ag Opulent Block Estimate (High Confidence Blocks)



| N | 91 |
|---|---|
| m | 2.76 |
| $\sigma^2$ | 2.54 |
| $\sigma/m$ | 0.58 |
| min | 0.66 |
| $q_{0.25}$ | 1.83 |
| $q_{0.50}$ | 2.43 |
| $q_{0.75}$ | 3.13 |
| max | 12.34 |

Class width = 1.00
The last class contains
all values $\geq$ 49.00

## Ag Opulent Block Estimate (High Confidence Blocks)



# Updated Galore Creek Resources
# NI 43-101 Technical Report


# Appendix 10 – Herco Grade-Tonnage Curves

# Galore Creek
## Bountiful Volcanic Group Cu Estimate





**Galore Creek**
**Bountiful Intrusive Group Cu Estimate**



**Galore Creek**
**Central Replacement Zone Volcanic Group Cu Estimate**



**Galore Creek**
**Central Replacement Zone Intrusive Group Cu Estimate**



**Galore Creek**
**Junction Cu Estimate**

Legend: Herco Prop — Kriged Prop — Herco Grade — Krige Grade



**Galore Creek**
**Middle Creek Cu Estimate**



**Galore Creek**
**North Gold Lens Volcanic Group Cu Estimate**



**Galore Creek**
**North Gold Lens Intrusive Group Cu Estimate**



**Galore Creek**
**North Junction Cu Estimate**



**Galore Creek**
**South Gold Lens Volcanic Group Cu Estimate**



**Galore Creek**
**South Gold Lens Intrusive Group Cu Estimate**




Galore Creek
Southwest Zone Low Grade Cu Estimate
Proportion Above Cutoff
Average Grade Above Cutoff (%Cu)
Cutoff (%Cu)
0
20
40
60
80
100
120
0.2
0.4
0.6
0.8
1
1.2
Herco Prop
Krige Prop
Herco Grade
Krige Grade





**Galore Creek**
**West Fork Opulent Cu Estimate**



**Galore Creek**
**Bountiful Volcanic Group Au Estimate**





**Galore Creek**
**Central Replacement Zone Volcanic Group Au Estimate**



**Galore Creek**
**Central Replacement Zone Intrusive Group Au Estimate**



Galore Creek
Junction Au Estimate
Proportion Above Cutoff
Average Grade Above Cutoff (Au g/t)
Cutoff (Au g/t)
120
100
80
60
40
20
0
2.5
2
1.5
1
0.5
0
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2 2.1 2.2
Herco Prop
Kriged Prop
Herco Grade
Krige Grade



**Galore Creek**
**Middle Creek Au Estimate**



**Galore Creek**
**North Gold Lens Volcanic Group Au Estimate**



**Galore Creek**
**North Gold Lens Intrusive Group Au Estimate**



**Galore Creek**
**North Junction Au Estimate**



**Galore Creek**
**South Gold Lens Volcanic Group Au Estimate**

Legend: Herco Prop — Kriged Prop — Herco Grade — Krige Grade



**Galore Creek**
**South Gold Lens Intrusive Group Au Estimate**



**Galore Creek**
**Southwest Zone Au Estimate**



**Galore Creek**
**Southwest Zone Low Grade Domain Au Estimate**



**Galore Creek**
**West Fork Au Estimate**



**Galore Creek**
**West Fork Opulent Au Estimate**